ARUBA networks

Aruba Networks, Inc.
2012 Annual Report

FY 2012 Letter to Stockholders



Dominic P. Orr
President, Chief Executive Officer, and Chairman of the Board of Directors

Dear Stockholders:

Fiscal Year 2012 was a year of growth and expansion for Aruba Networks. We delivered 30% annual revenue growth to $516.8M. We increased our non-GAAP gross margin to 73%, and non-GAAP operating margins to 20.8%. We also generated $112.9M in cash from operations, while repurchasing approximately $20 million of our common stock. In light of the volatility of the current macro environment, we were pleased with our solid execution throughout the year.

We continue to see the market experience fundamental shifts, fueled by the rapid consumerization of IT devices and services. The proliferation of Wi-Fi enabled mobile smartphone and tablet devices in the workplace has driven demand for secure, pervasive, 802.11n-based wireless LAN deployments across many industries. We are experiencing strong performance across traditional vertical markets, including higher education, K-12, healthcare, retail and federal government. Notably, we are also seeing impressive demand for pervasive WLANs rise in verticals such as enterprise, financial services and the service provider market. In the service provider market, we see a unique opportunity to position our solutions for service providers offering Wi-Fi managed services to a wide range of small-to-medium businesses and organizations.

The past year has been a big year for the Bring Your Own Device, or "BYOD" phenomenon. As more and more employees, contractors, students and guests bring their device of choice into the work environment, IT organizations are faced with both the challenge of on-boarding these devices securely, and also the opportunity to "rightsize" not only their legacy wired-based networks, but also their increasingly outdated PC helpdesk support models. These market dynamics were the catalyst that led to Aruba's acquisition of Avenda Systems in November 2011. This was an important acquisition for our company, enabling us to bring to market our ClearPass Access Management solution. ClearPass has opened up new opportunities for Aruba, particularly in larger enterprise organizations searching for an elegant, "self-serve" solution to facilitate the freedom of choice that comes with BYOD, without sacrificing security and control. We have been pleasantly surprised by the early traction we've seen with ClearPass, and believe we are seeing a whole new range of larger enterprise opportunities for Aruba, available via new buying centers and IT budgets.

Beyond BYOD, as new applications such as Unified Communications and Collaboration moves from the wired LAN edge to the Mobile Edge, Aruba's Mobile Virtual Enterprise (MOVE) architecture is well positioned. In July 2012, our MOVE architecture received qualification for Microsoft's Lync Serve Wi-Fi compliance program. This makes MOVE the first wireless LAN solution that meets Microsoft's Lync's standard for high quality of service delivery for voice and video communications. We are proud of this achievement as it exemplifies our unique context-aware approach of improving service delivery at the RF level, by using intelligence of other user device, application, and location. Taken together, BYOD and UCC applications, such as Lync and FaceTime, are driving a higher requirement for network availability. Aruba enjoys a performance advantage in this burgeoning market, where again we can offer our customer a rightsizing opportunity by reducing the costs of wired IP phone devices and infrastructure, moving toward an all-mobile office.

We have taken bold steps this year to expand our total available market with the ramping of both our Aruba Instant and Mobility Access Switching portfolio. With Aruba Instant, we are leveraging our heritage and expertise in building best-in-class wireless LANs, and bring this capability to market in a cost-effective, controller-less solution for distributed enterprise branch and small-to-medium business environments. With Aruba Activate, our new cloud-based, zero-touch provisioning service, we enable our customers to dramatically reduce the time and resource required to deploy wireless LANs in highly distributed environments. We are pleased with the initial acceptance of our Mobility Access Switching family, and have seen many key customers embrace the opportunity to deploy unified wired and wireless networks. In 2012, Aruba was recognized by industry analyst Gartner, who named us as a Leader in its inaugural "Unified Access" Magic Quadrant.

Aruba continues to scale its go-to-market capabilities to meet global market demand. We continue to increase our sales and marketing coverage. We have broadened our market presence in high growth regions such as Eastern Europe, Africa and Latin America. We have expanded our global channel partner base, with approximately 1,900 global partners at the end of FY 2012 selling Aruba solutions.

On the operational excellence front, our FY 2012 full year non-GAAP gross margin improved 140 basis points over FY 2011 to reach 73 percent. We delivered increased non-GAAP operating margins, from 17.8 percent in FY 2011 to 20.8 percent in FY 2012, and non-GAAP net income of $77.5M was up 12 percent over FY 2011. We exited FY 2012 with cash and short-term investments of $346.2 million, with no debt, an increase of $112.3 million over the end of FY 2011.

I have never felt better about Aruba's position in the expanded market that we serve. Our vision has been validated by our customers and partners, and they are telling me that we have grown as strategic, critical partners for their success. The rapid rise of mobile devices, collaboration applications and the move to cloud-based delivery models are all significant shifts that favor Aruba's products and solutions. Our relevance to our customers' business needs continues to expand, and we look forward to leveraging these trends to drive our momentum in FY 2013.

I'd like to offer my sincere appreciation to our stockholders, employees, directors, advisors, partners and customers for their outstanding support during the past year. We look forward to updating you on our progress in FY 2013.

Dominic P. Orr
President, Chief Executive Officer and
Chairman of the Board of Directors

GAAP to Non-GAAP Reconciliation
(In thousands, except per share data)
(unaudited)

	Three months ended July 31, 2012	Three months ended July 31, 2011	Years ended July 31, 2012	Years ended July 31, 2011
GAAP net income (loss)	$ (3,030)	$ 68,185	$ (8,851)	$ 70,688
Plus:				
a) Stock-based compensation expenses	21,939	17,924	83,912	63,751
b) Payroll taxes on stock-based compensation expenses	224	402	2,653	3,088
c) Amortization expense of acquired intangible assets and other acquisition related expenses	2,609	2,193	9,955	8,203
d) Change in valuation of contingent rights liability	673	4,394	(2,319)	(3,596)
e) Income tax effect of non-GAAP exclusions	(333)	(72,848)	(7,816)	(72,848)
Non-GAAP net income	$ 22,082	$ 20,250	$ 77,534	$ 69,286
GAAP net income (loss) per common share	$ (0.03)	$ 0.57	$ (0.08)	$ 0.60
Plus:				
a) Stock-based compensation expenses	0.18	0.15	0.70	0.54
b) Payroll taxes on stock-based compensation expenses	—	—	0.02	0.03
c) Amortization expense of acquired intangible assets and other acquisition related expenses	0.02	0.02	0.08	0.07
d) Change in valuation of contingent rights liability	0.01	0.04	(0.02)	(0.03)
e) Income tax effect of non-GAAP exclusions	—	(0.61)	(0.06)	(0.62)
Non-GAAP net income per common share	$ 0.18	$ 0.17	$ 0.64	$ 0.59
Shares used in computing diluted GAAP net income (loss) per common share	111,419	119,600	108,774	117,117
Shares used in computing diluted non-GAAP net income (loss) per common share	120,370	119,600	120,762	117,117

ARUBA® networks

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Aruba Networks, Inc.
2012 Proxy Statement

Proxy Statement

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ARUBA NETWORKS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held November 29, 2012

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Aruba Networks, Inc. (the "Company") that will be held on Thursday, November 29, 2012 at 11:00 a.m., Pacific Time, at the Company's principal executive offices, located at 1344 Crossman Avenue, Sunnyvale, California 94089, for the following purposes:

1. To elect eight directors listed in the accompanying proxy statement and recommended by the Company's Board of Directors to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified.

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013.

3. To conduct a non-binding advisory vote to approve executive compensation.

4. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting of Stockholders.

This year we have again elected to provide access to our proxy materials over the Internet. Accordingly, stockholders of record at the close of business on October 8, 2012 will receive a Notice of Internet Availability of Proxy Materials and may vote at the annual meeting and any postponements or adjournments of the annual meeting. The Notice of Internet Availability of Proxy Materials is first being sent to stockholders on or about October 18, 2012.

All stockholders are cordially invited to attend the annual meeting in person. Your vote is very important. Even if you plan to attend the annual meeting, please vote, as instructed in the Notice of Internet Availability of Proxy Materials, via the Internet or by telephone as promptly as possible to ensure that your vote is recorded. Alternatively, you may follow the procedures outlined in the Notice of Internet Availability of Proxy Materials to request a paper proxy card to submit your vote by mail. Any stockholder attending the annual meeting may vote in person even if he or she previously voted by another method. If you wish to attend the meeting to vote in person and need directions, please contact Aruba Networks at 408-227-4500.

Thank you for your ongoing support of Aruba Networks.

By Order of the Board of Directors,

Dominic P. Orr
President, Chief Executive Officer and
Chairman of the Board of Directors

Sunnyvale, California
October 18, 2012

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TABLE OF CONTENTS

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ARUBA NETWORKS, INC.

1344 Crossman Ave.
Sunnyvale, California 94089

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 29, 2012

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of Aruba Networks, Inc., a Delaware corporation (the "Company" or "Aruba"), for the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, November 29, 2012 at 11:00 a.m., Pacific Time, at the Company's principal executive offices, located at 1344 Crossman Avenue, Sunnyvale, California 94089, and at any adjournments or postponements of the Annual Meeting. As used herein, "we," "us" or "our" refers to the Company. These proxy materials were first sent on or about October 18, 2012 to stockholders entitled to vote at the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT PROCEDURAL MATTERS

Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors of the Company (the "Board of Directors") is providing these proxy materials to you in connection with the solicitation of proxies for use at the Annual Meeting to be held on Thursday, November 29, 2012 at 11:00 a.m., Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters described herein. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

Q: What is the Notice of Internet Availability of Proxy Materials?

A: In accordance with the "notice and access" rules of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of the Company's proxy materials to all stockholders entitled to vote at the Annual Meeting, the Company is furnishing the proxy materials to its stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice of Internet Availability.

The Company expects to mail the Notice of Internet Availability on or about October 18, 2012 to all stockholders entitled to vote at the Annual Meeting. On the date of mailing of the Notice of Internet Availability, all stockholders and beneficial owners will have the ability to access all of the Company's proxy materials on a website referred to in the Notice of Internet Availability. These proxy materials will be available free of charge.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at the Company's principal executive offices, located at 1344 Crossman Avenue, Sunnyvale, California 94089. Stockholders may request directions to our principal executive offices in order to attend the Annual Meeting by calling 408-227-4500.

Q: Can I attend the Annual Meeting?

A: You are invited to attend the Annual Meeting if you were a stockholder of record or a beneficial owner as of October 8, 2012. If you are a stockholder of record, meaning that you hold shares directly in your name with BNY Mellon Shareowner Services, please bring government-issued photo identification for entrance to the

Annual Meeting. Stockholders holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting their stock ownership as of the Record Date (as defined below). The meeting will begin promptly at 11:00 a.m., Pacific Time, and you should leave ample time for the check-in procedures. **No cameras, recording equipment, large bags, briefcases or packages will be permitted in the Annual Meeting.**

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record* — If your shares are registered directly in your name with the Company's transfer agent, Computershare, you are considered, with respect to those shares, the stockholder of record, and the Notice of Internet Availability has been sent directly to you by the Company. As a stockholder of record, you have the right to grant your voting proxy directly to Aruba or to a third party, or to vote in person at the Annual Meeting.

Beneficial owners — Many stockholders hold their shares through a broker, trustee or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." The Notice of Internet Availability has been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record.

As a beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote your shares. For directions on how to vote shares beneficially held in street name, please refer to the voting instruction card provided by your broker, trustee or nominee. You are also invited to attend the Annual Meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of the Company's Common Stock, par value $0.0001 per share (the "Common Stock"), at the close of business on October 8, 2012 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date on all matters presented.

As of the close of business on the Record Date, there were 113,477,436 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy.

Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

Q: What is a broker "non-vote"?

A: A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Broker non-votes will be counted towards the presence of a quorum but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal.

Q: How can I vote my shares in person at the Annual Meeting?

A: *Stockholders of record* — Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting, even if previously voted by another method.

Beneficial owners — Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the Annual Meeting, we recommend that you submit your vote as described in the Notice of Internet Availability and below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy; please refer to the voting instructions in the Notice of Internet Availability or below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee; please refer to the voting instructions provided to you by your broker, trustee or nominee.

Internet — Stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on the Notice of Internet Availability until 11:59 p.m., Eastern Time, on November 28, 2012 or by following the instructions at www.proxyvote.com. Most of the Company's stockholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, trustees or nominees. A large number of banks and brokerage firms are participating in Broadridge Financial Solutions, Inc.'s online program. This program provides eligible stockholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in Broadridge's program.

Telephone — Depending on how your shares are held, you may be able to vote by telephone. If this option is available to you, you will have received information with the Notice of Internet Availability or the voting instruction card provided by your broker, trustee or nominee explaining this procedure.

Mail — You may request a proxy card from the Company and indicate your vote by completing, signing and dating the card where indicated and by returning it in the prepaid envelope that will be included with the proxy card. Please follow the procedures outlined in the Notice of Internet Availability to request a paper proxy card.

Q: What proposals will be voted on at the Annual Meeting?

A: 1. The election of eight directors recommended by the Company's Board of Directors to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified;

2. The ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013; and

3. A non-binding advisory vote to approve executive compensation.

Q: What is the voting requirement to approve each of the proposals?

A: On all matters, each holder of Common Stock is entitled to one vote for each share held as of the Record Date.

Proposal One — A plurality of the votes duly cast is required for the election of directors. This means that each of the eight persons receiving the highest number of affirmative "FOR" votes at the Annual Meeting will be elected as a director of the Company to serve until the next annual meeting or until such individual's successor has been duly elected and qualified.

Proposal Two — The affirmative "FOR" vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013.

Proposal Three — The affirmative "FOR" vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote is required to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers.

Q: How are votes counted?

A: You may vote "FOR" all or some of the nominees or you may "WITHHOLD" your vote with respect to one or more of the nominees. Abstentions and broker non-votes will not affect the outcome of the election.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013 and the non-binding advisory vote to approve executive compensation. Abstentions are deemed to be votes cast and have the same effect as a vote against these proposals. However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on these proposals.

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors recommends that you vote your shares:

Proposal One — **"FOR" each of the eight nominees recommended by the Company's Board of Directors for election as directors.**

Proposal Two — **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013.**

Proposal Three — **"FOR" the approval, on a non-binding, advisory basis, of the compensation of the Company's named executive officers as disclosed in this proxy statement.**

Q: How will my shares be voted if I submit a proxy via the Internet, by telephone or by mail and do not make specific choices?

A: If you submit a proxy via the Internet, by telephone or by mail and do not make voting selections, the shares represented by that proxy will be voted as recommended by the Board of Directors.

Q: What is the effect of not casting a vote at the Annual Meeting?

A: If you are the stockholder of record of your shares and you do not vote by proxy card, by telephone, via the Internet or in person at the Annual Meeting, your shares will not be voted at the Annual Meeting.

If you are a beneficial owner of shares held in street name, it is critical that you provide voting instructions if you want it to count in the election of directors (*Proposal One*) and the non-binding, advisory vote to approve executive compensation (*Proposal Three*). If you hold your shares in street name and you do not instruct your bank or broker how to vote in these matters, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013 (*Proposal Two*).

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the proxyholders will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be presented at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

Stockholders of record — If you are a stockholder of record, you may change your vote by (1) filing with the Company's Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by the Company's Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Company's Secretary or should be sent so as to be delivered to the Company's principal executive offices, Attention: Secretary.

A stockholder of record who has voted via the Internet or by telephone may subsequently change his or her vote by making a timely and valid Internet or telephone vote no later than 11:59 p.m., Eastern Time, on November 28, 2012.

Beneficial owners — If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or other nominee, or (2) if you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

Q: What happens if I decide to attend the Annual Meeting but I have already voted or submitted a proxy card covering my shares?

A: Subject to any rules your broker, trustee or nominee may have, you may attend the Annual Meeting and vote in person even if you have already voted or submitted a proxy card. Any previous votes that were submitted by you will be superseded by the vote you cast at the Annual Meeting. Please be aware that attendance at the Annual Meeting will not, by itself, revoke a proxy.

If a broker, trustee or nominee beneficially holds your shares in street name and you wish to attend the Annual Meeting and vote in person, you must obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Q: Where can I find the voting results of the Annual Meeting?

A: The Company intends to announce preliminary voting results at the Annual Meeting and will publish final results in a current report on Form 8-K within four business days after the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: The Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of the Company may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. The Company may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. The Company's costs for such services, if retained, will not be significant.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

Stockholder Proposals and Director Nominations

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A. You may submit proposals, including director nominations, for consideration at future stockholder meetings. All notices of proposals by stockholders should be sent to the Company's principal executive offices, Attention: Secretary.

Requirements for stockholder proposals to be considered for inclusion in the Company's proxy materials — Stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to the Company's Secretary in a timely manner. In order to be included in the proxy statement for the next annual meeting of stockholders, stockholder proposals must be received by the Company's Secretary no later than June 20, 2013 and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before an annual meeting — In addition, the Company's bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders (whether or not the matter relates to nominations to the Company's Board of Directors).

Nominations for the election of directors at an annual meeting may be made only (1) by or at the direction of the Board of Directors, or (2) by a stockholder who has delivered timely written notice to the Company's Secretary and who was a stockholder at the time of such notice and as of the record date for such meeting. The notice must contain specified information about the nominees and about the stockholder proposing such nominations. To be timely for the next annual meeting, a stockholder's notice must be delivered to or mailed and received by the Company's Secretary at the principal executive offices of the Company between August 4, 2013 and September 3, 2013. For more information, please see "Corporate Governance — Process for Recommending Candidates for Election to the Board of Directors" below.

The Company's bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the Board of Directors, (2) properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a stockholder entitled to vote at the annual meeting who has delivered timely written notice to the Company's Secretary, which notice must contain specified information about the matters to be brought before such meeting and about the stockholder proposing such matters.

To be timely for the next annual meeting, a stockholder's notice must be delivered to or mailed and received by the Company's Secretary at the principal executive offices of the Company between August 4, 2013 and September 3, 2013.

If a stockholder who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, the Company is not required to present the proposal for vote at such meeting.

A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the Company's Secretary at our principal executive offices or by accessing the Company's filings on the SEC's website at www.sec.gov. All notices of proposals by stockholders, whether or not included in the Company's proxy materials, should be sent to the Company's Secretary at our principal executive offices.

Additional Information

Q: What should I do if I receive more than one Notice of Internet Availability, voting instruction card or set of proxy materials?

A: If you received more than one Notice of Internet Availability, voting instruction card or set of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the instructions on each Notice of Internet Availability or voting instruction card that you receive to ensure that all of your shares are voted.

Q: How may I obtain a separate copy of the Notice of Internet Availability?

A: If you share an address with another stockholder, each stockholder may not receive a separate copy of the Notice of Internet Availability because some brokers and other nominees may be participating in the practice of "householding," which reduces duplicate mailings and saves printing and postage costs. If your Notice of Internet Availability is being householded and you would like to receive separate copies, or if you are receiving multiple copies and would like to receive a single copy, please contact the Company's investor relations department at (408) 754-3058 or write to the Company at 1344 Crossman Avenue, Sunnyvale, California 94089, Attention: Investor Relations.

Q: Can I access the Company's proxy materials and Annual Report on Form 10-K over the Internet?

A: All stockholders and beneficial owners will have the ability to access the Company's proxy materials, free of charge, on the Internet as indicated in the Notice of Internet Availability. The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2012 (the "2012 Annual Report on Form 10-K") is also available on the Internet as indicated in the Notice of Internet Availability. In addition, you can access this proxy statement and the 2012 Annual Report on Form 10-K by going to the Investor Relations section of the Company's website at www.arubanetworks.com. The 2012 Annual Report on Form 10-K is not incorporated into this proxy statement and is not considered proxy soliciting material.

Q: What is the mailing address for the Company's principal executive offices?

A: The Company's principal executive offices are located at 1344 Crossman Avenue, Sunnyvale, California 94089.

Any written requests for additional information, copies of the proxy materials and 2012 Annual Report on Form 10-K, notices of stockholder proposals, recommendations for candidates to the Board of Directors, communications to the Board of Directors or any other communications should be sent to this address.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 29, 2012

This proxy statement and the Company's 2012 Annual Report on Form 10-K are available by going to the Investor Relations section of the Company's website at www.arubanetworks.com.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The Company's bylaws provide that the authorized number of directors that shall constitute the Company's Board of Directors shall be determined by resolution of the Board of Directors. Currently, there are nine authorized directors. The Board of Directors has approved a reduction in the number of authorized directors from nine to eight, effective as of immediately prior to the Annual Meeting, as Mr. Douglas Leone's term of office will expire immediately prior to the Annual Meeting. The Board of Directors has selected eight nominees for election to the Board of Directors at the Annual Meeting, all of whom have been recommended for nomination by the Corporate Governance and Nominating Committee of the Board of Directors (the "Corporate Governance and Nominating Committee"), and all of whom are presently directors of the Company. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the eight nominees named below. Your proxy cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who may be proposed by the Corporate Governance and Nominating Committee and designated by the Board of Directors to fill the vacancy. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been duly elected and qualified.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED BELOW.

Information Regarding the Nominees

The names of the nominees for director, their ages, their positions with Aruba and other biographical information as of October 8, 2012 are set forth below. There are no family relationships among any of our directors or executive officers. Beneath the biographical details of each nominee listed below, we have also detailed the specific experience, qualifications, attributes or skills of each nominee that led the Board of Directors to conclude that each nominee should serve on the Board of Directors.

Name	Age	Position
Dominic P. Orr	61	President, Chief Executive Officer and Chairman of the Board of Directors
Keerti Melkote	42	Co-Founder, Chief Technology Officer and Director
Bernard Guidon	65	Director
Emmanuel Hernandez	57	Director
Michael R. Kourey	53	Director
Willem P. Roelandts	67	Director
Juergen Rottler	46	Director
Daniel Warmenhoven	61	Lead Independent Director

Dominic P. Orr has served as a director since 2002 and as our President and Chief Executive Officer since April 2006. From November 2001 through April 2006, Mr. Orr was a private investor. Mr. Orr was President, Content Networking Business Unit at Nortel Networks, a global supplier of communication equipment, from October 2000 to October 2001, and continued as a consultant to Nortel Networks until October 2002. Prior to joining Nortel Networks, Mr. Orr served as the President and Chief Executive Officer of Alteon WebSystems from August 1996 until its acquisition by Nortel Networks in October 2000. Mr. Orr is a member of the Sciences Board of Visitors at the University of California, Los Angeles and a member of the Advisory Board of the Information Science and Technology Program at the California Institute of Technology in Pasadena, California. Mr. Orr also serves on the board of directors of Inveneo, a private, non-profit company. Mr. Orr received his B.S. in physics from the City College of the City University of New York and his M.S. and Ph.D. from California Institute of Technology.

Among other skills and qualifications, Mr. Orr brings to the Board:

- Leadership and Global Expertise — current CEO; former CEO of publicly-traded technology company
- Industry, Technology and Corporate Development Expertise — over 20 years of senior management experience in the computer systems and communication networking industries

Keerti Melkote, our co-founder, has served as a director since 2002 and as our Chief Technology Officer since August 2008. Mr. Melkote started Aruba in February 2002 and has held numerous operating roles at Aruba, including in product management, marketing and business development. In 2001, Mr. Melkote was the senior director of product management and marketing at Tahoe Networks, a cellular mobile data networking company. Prior to joining Tahoe Networks, Mr. Melkote was director of product management at the Shasta IP Services division of Nortel Networks from 1999 to 2001. Mr. Melkote has also held various product management, technical marketing and engineering positions at Cisco Systems and Intel Corporation. Mr. Melkote has extensive experience in leading entrepreneurial teams that have created new businesses and billion dollar product categories in the networking industry. Mr. Melkote's major accomplishments include the creation and delivery of Aruba's market leading secure mobile access solution, the industry's first broadband IP service delivery platform at Shasta Networks and Cisco's first gigabit switching products. Mr. Melkote received his MSEE from Purdue University and B.Tech in ECE from JNTU, Hyderabad. Mr. Melkote has been granted multiple patents for innovations in the field of networking and communications.

Among other skills and qualifications, Mr. Melkote brings to the Board:

- Leadership Expertise — current CTO
- Industry Expertise — co-founder and over 10 years of senior product management experience in communication networking industry
- In-Depth Technology Expertise — patent holder for multiple innovations in the field of networking and communications

Bernard Guidon has served as a director since 2006. Mr. Guidon has been an executive management consultant since February 2002, providing consulting services to multiple companies, including Aruba. Prior to starting his consulting activities, Mr. Guidon spent 25 years working with Hewlett-Packard, most recently serving as Vice President and General Manager of the Hewlett-Packard Professional Services Organization from 1999 until 2002. Mr. Guidon also serves on the board of directors of UShareSoft, a private company based in France that is a provider of a self-service factory for building virtual and cloud-ready software images. Mr. Guidon received his M.S. in Electrical Engineering from the Ecole Nationale Supérieure d'Electrotechnique, d'Electronique, d'Informatique, d'Hydraulique et des Télécommunications in France.

Among other skills and qualifications, Mr. Guidon brings to the Board:

- Leadership and Global Expertise — former senior manager of publicly-traded technology company; held directorships with both domestic and foreign technology companies
- Industry, Technology and Corporate Development Expertise — executive management consultant

Emmanuel Hernandez has served as a director since 2006. Mr. Hernandez has been an Operating Partner at Khosla Ventures, a venture capital firm, since May 2010. Prior to joining Khosla Ventures, Mr. Hernandez served as the Chief Financial Officer of SunPower Corporation from April 2005 to November 2008. He retired as Chief Financial Officer of SunPower Corporation in November 2008, but continued in a transition role at SunPower Corporation until January 2009. Prior to April 2005, Mr. Hernandez served for more than 11 years as the Executive Vice President of Finance and Administration and Chief Financial Officer for Cypress Semiconductor, having joined that company in 1993 as its Corporate Controller. Prior to that, Mr. Hernandez held various financial positions with National Semiconductor Corporation from 1976 through 1993. Mr. Hernandez currently serves on the board of directors of ON Semiconductor, MEMC Electronics Materials Inc., EnStorage Inc., a private company that develops flow battery/storage technology for the renewable energy industry, and Soraa, Inc., a private company that is developing LED and laser technology.

Among other skills and qualifications, Mr. Hernandez brings to the Board:

- Leadership and Global Expertise — director of publicly-traded technology companies; over 35 years of finance and operations experience in high tech businesses
- Financial, Corporate Development and Legal Compliance Expertise — 15 years as CFO of publicly-traded companies

Michael R. Kourey has served as a director since 2007. Mr. Kourey has been an Operating Partner at Khosla Ventures, a venture capital firm, since April 2012. Prior to joining Khosla Ventures, Mr. Kourey served as the Chief Financial Officer of Polycom, Inc., a publicly-held unified collaborative communications solutions company, from January 1995 to February 2012. Mr. Kourey also served as a director of Polycom from January 1999 to May 2011, as Senior Vice President, Finance and Administration from January 1999 to May 2010, as Vice President, Finance and Administration from January 1995 to January 1999 and as Vice President, Finance and Operations from July 1991 to January 1995. Mr. Kourey currently serves on the board of directors of Riverbed Technology, Inc. and various private companies, and serves on the Advisory Board of the Graduate School of Management at the University of California, Davis. Mr. Kourey holds a B.S. in managerial economics from the University of California, Davis and an M.B.A. from Santa Clara University.

Among other skills and qualifications, Mr. Kourey brings to the Board:

- Leadership and Global Expertise — director of publicly-traded technology companies

- Financial, Corporate Development and Legal Compliance Expertise — CFO of publicly-traded technology company

Willem P. Roelandts has served as a director since 2008. Mr. Roelandts is an independent consultant. Mr. Roelandts was Chairman of the Board of Directors of Xilinx, Inc. from July 2003 until August 2009 and a member of the board of directors of Xilinx from 1996 until August 2009. Mr. Roelandts served as President and Chief Executive Officer of Xilinx from January 1996 to January 2008. Prior to joining Xilinx, Mr. Roelandts held various executive positions during a 29-year career at Hewlett-Packard Company, where he last served as Senior Vice President and General Manager of Computer Systems Organizations. Mr. Roelandts serves on the Board of Directors of Applied Materials, Inc., IMEC, a non-profit research company in Belgium, eSilicon Corporation, a privately held company, and the El Camino Hospital Foundation, a non-profit foundation, and on the Board of Trustees of the Lincoln Law School. Mr. Roelandts received his B.S. in Electrical Engineering from Rijks Hogere Technische School in Belgium.

Among other skills and qualifications, Mr. Roelandts brings to the Board:

- Leadership and Global Expertise — former CEO of publicly-traded technology company
- Industry, Technology and Corporate Development Expertise — over 40 years of experience in the high tech industry

Juergen Rottler has served as a director since 2011. From September 2006 to October 2010, Mr. Rottler served as the Executive Vice President of Customer Services for Oracle Corporation, a provider of integrated business software and hardware systems. Mr. Rottler was Executive Vice President, Oracle Support and Oracle On Demand, from January 2005 to September 2006 and was Executive Vice President, Oracle On Demand, from September 2004 to January 2005. During his six year tenure, Oracle became the first technology company to receive the global J.D. Power & Associates award for Outstanding Customer Service. Prior to joining Oracle, Mr. Rottler held several global leadership positions at HP, where he worked in their hardware, software, and services businesses between 1986 and 2004. Mr. Rottler holds a bachelor's degree in computer science and business from Hochschule Furtwangen University (Germany), and an M.B.A. from Bentley University in Waltham, Massachusetts.

Among other skills and qualifications, Mr. Rottler brings to the Board:

- Leadership Expertise — held senior manager and global leadership positions at publicly-traded technology companies
- Industry and Customer Services Expertise — over 20 years of experience in the high tech industry and in selling and servicing IT organizations

Daniel Warmenhoven has served as a director since 2006 and as Lead Independent Director since October 2009. Mr. Warmenhoven has served as a member of the board of directors of NetApp, Inc. since October 1994 and was elected chairman of the NetApp board of directors in January 2008. He served as Chief Executive Officer of NetApp from October 1994 to August 2009 when he took on the role of Executive Chairman. Prior to joining NetApp, Mr. Warmenhoven served in various capacities, including President, Chief Executive Officer, and chairman of the board of directors of Network Equipment Technologies, Inc., a telecommunications company, from November 1989 to January 1994. Prior to Network Equipment Technologies, Mr. Warmenhoven held executive and managerial positions at Hewlett-Packard from 1985 to 1989 and IBM Corporation from 1972 to 1985. Mr. Warmenhoven is lead independent director of Palo Alto Networks, Inc., and also serves on the boards of directors of Stoke, Inc. and Bechtel Corp., both privately held companies. Mr. Warmenhoven received his B.S. in Electrical Engineering from Princeton University.

Among other skills and qualifications, Mr. Warmenhoven brings to the Board:

- Leadership and Global Expertise — former CEO of publicly-traded technology companies
- Industry, Technology and Corporate Development Expertise — over 30 years in senior management of technology companies, including network equipment companies

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors (the "Audit Committee") has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending July 31, 2013, and recommends that the stockholders vote for ratification of such appointment. PricewaterhouseCoopers LLP has served as the Company's independent registered public accounting firm since the Company's inception. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable, as a matter of good corporate practice, to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint new independent auditors at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee may reconsider its selection.

A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting, may make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JULY 31, 2013.

Principal Accounting Fees and Services

The following table presents fees for professional audit services and other services rendered to the Company by PricewaterhouseCoopers LLP for the fiscal years ended July 31, 2011 and July 31, 2012.

	Fiscal 2011	Fiscal 2012
Audit Fees(1)	$ 977,000	$1,643,000
Tax Fees(2)	393,000	30,000
All Other Fees(3)	3,300	—
Total	$1,373,300	$1,673,000

(1) Consists of fees for professional services rendered for the audit of the Company's consolidated financial statements, audit of the Company's internal control over financial reporting and review of the Company's quarterly interim consolidated financial statements, as well as services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. Also includes fees for services associated with periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g., consents) and assistance in responding to SEC comment letters. The Company has adjusted the amount of audit fees for fiscal 2011 to include amounts that were billed but not paid as of July 31, 2011, as well as amounts that had not been billed as of July 31, 2011.

(2) Consists of fees billed for tax compliance, consultation and planning services. The Company has adjusted the amount of tax fees for fiscal 2011 to include amounts that were billed but not paid as of July 31, 2011, as well as amounts that had not been billed as of July 31, 2011.

(3) Consists of fees billed for products provided by PricewaterhouseCoopers LLP.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2013, the Audit Committee has considered whether services other than audit and audit-related services provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has adopted a policy for pre-approving the services and associated fees provided by Aruba's independent registered public accounting firm. Under this policy, the Audit Committee must pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

All PricewaterhouseCoopers LLP audit and non-audit services and fees in fiscal 2011 and fiscal 2012 were pre-approved by the Audit Committee.

PROPOSAL THREE

NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables Aruba's stockholders to vote to approve, on a non-binding advisory basis, the compensation of Aruba's named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation" section of this proxy statement beginning on page 20 below. This proposal, commonly known as a "say-on-pay" proposal, gives Aruba's stockholders the opportunity to express their views on Aruba's named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of Aruba's named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Board of Directors or the Compensation Committee of the Board of Directors (the "Compensation Committee"). The say-on-pay vote will, however, inform the Board of Directors and the Compensation Committee regarding investor sentiment about Aruba's executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. The Board of Directors and the Compensation Committee value the opinions of Aruba's stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, the Board of Directors and the Compensation Committee will consider the stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Aruba believes that the information provided within the Executive Compensation section of this proxy statement demonstrates that Aruba's executive compensation program was designed appropriately and is working to ensure management's interests are aligned with Aruba's stockholders' interests to support long-term value creation. Aruba also believes the compensation paid to its named executive officers during fiscal 2012 was commensurate with Aruba's financial performance as described further in the Executive Compensation section of this proxy statement.

Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF ARUBA'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

CORPORATE GOVERNANCE

Corporate Governance Principles and Code of Business Conduct

The Board of Directors sets high standards for the Company's employees, officers and directors. Implicit in this philosophy is the importance of sound corporate governance. It is the duty of the Board of Directors to serve as a prudent fiduciary for stockholders and to oversee the management of the Company's business. The Board of Directors has adopted Corporate Governance Principles that set forth our principal corporate governance policies, including the oversight role of the Board of Directors. The Corporate Governance Principles, in conjunction with our Certificate of Incorporation, bylaws and Board of Director committee charters, form the framework for the governance of the Company. The Corporate Governance Principles are available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

In addition, the Board of Directors has adopted a Code of Business Conduct, which is applicable to all of the Company's directors and employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions. The Code of Business Conduct is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page. The Company will disclose on its website any amendment to the Code of Business Conduct, as well as any waivers of the Code of Business Conduct that are required to be disclosed by the rules of the SEC or The NASDAQ Stock Market LLC ("Nasdaq").

Independence of the Board of Directors

The Board of Directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with the Company that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, the Board of Directors has determined that the following seven directors are "independent directors" as that term is defined in the Nasdaq Listing Rules: Messrs. Guidon, Hernandez, Kourey, Roelandts, Rottler and Warmenhoven. The Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Meetings and Committees

During fiscal 2012, the Board of Directors held a total of nine meetings (including regularly scheduled and special meetings). Each of the directors attended or participated in 75% or more of the total number of meetings of the Board of Directors and all committees of the Board of Directors on which he served during the past fiscal year (during the periods when such director served), except for Mr. Orr, who missed several meetings of the Corporate Development Committee due to Company commitments and his work travel schedule. The Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Corporate Development Committee.

It is the policy of the Board of the Directors to have separate meeting times for independent directors without management, as stated in the Company's Corporate Governance Principles. The independent directors met four times during fiscal 2012, with no members of management present.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Emmanuel Hernandez, Michael R. Kourey and Juergen Rottler, each of whom is "independent" as such term is defined for audit committee members by the SEC and the Nasdaq Listing Rules. Mr. Hernandez is the chairman of the Audit Committee. The Board of Directors has determined that Messrs. Hernandez and Kourey are "audit committee financial experts" as defined under the rules of the SEC. The Audit Committee met eight times during fiscal 2012. The Audit Committee is responsible for, among other things:

- Overseeing the accounting and financial reporting processes and audits of the Company's financial statements;

- Selecting and hiring the Company's independent registered public accounting firm and approving the audit and non-audit services to be performed by the independent registered public accounting firm;
- Assisting the Board of Directors in monitoring the integrity of the Company's financial statements, the Company's internal accounting and financial controls, the Company's compliance with legal and regulatory requirements, and the qualifications, independence and performance of the Company's independent registered public accounting firm;
- Providing to the Board of Directors information and materials to make the Board of Directors aware of significant financial and audit-related matters that require the attention of the Board of Directors;
- Overseeing the Company's risk management and significant financial policies, including the Company's investment policies, credit policies, capital expenditure policies and foreign exchange and hedging policies; and
- Preparing the Audit Committee Report that the SEC requires in the Company's annual proxy statement.

The Audit Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

The Audit Committee Report is included in this proxy statement on page 46.

Compensation Committee

The Compensation Committee currently consists of Douglas Leone and Willem P. Roelandts, each of whom is "independent" as such term is defined by the Nasdaq Listing Rules. Effective as of immediately prior to the Annual Meeting, Mr. Guidon will replace Mr. Leone on the Compensation Committee. Mr. Roelandts is the chairman of the Compensation Committee, which met 13 times during fiscal 2012. The Compensation Committee is responsible for, among other things:

- Overseeing the Company's compensation policies, plans and benefit programs and making recommendations to the Board of Directors with respect to improvements or changes to the plans and adoption of other plans;
- Reviewing and approving with respect to the Company's Chief Executive Officer and other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, signing bonuses or payments of relocation costs, and any other benefits, compensation or arrangements;
- Evaluating and approving the corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer and other executive officers;
- Evaluating director compensation and making recommendations to the Board of Directors regarding such compensation;
- Administering the Company's compensation plans;
- Reviewing the Company's Compensation Discussion and Analysis included in the Company's annual proxy statement; and
- Preparing the Compensation Committee Report that the SEC requires in the Company's annual proxy statement.

The Compensation Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

The Compensation Committee Report is included in this proxy statement on page 32.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Daniel Warmenhoven and Bernard Guidon, each of whom is "independent" as such term is defined by the Nasdaq Listing Rules. Mr. Warmenhoven is the chairman of the Corporate Governance and Nominating Committee, which held two meetings during fiscal 2012. The Corporate Governance and Nominating Committee is responsible for, among other things:

- Assisting the Board of Directors in identifying prospective director nominees and recommending nominees to the Board of Directors for each annual meeting of stockholders;
- Developing principles of corporate governance and recommending them to the Board of Directors;
- Overseeing compliance by the Board of Directors and its committees with applicable laws and regulations, including those promulgated by the SEC and the Nasdaq Stock Market;
- Recommending persons to be members of each Board committee;
- Reviewing, approving and monitoring the Company's Code of Business Conduct; and
- Reviewing actual and potential conflicts of interest of Board members and executive officers, other than related party transactions reviewed by the Audit Committee, and approving or prohibiting any involvement of such persons in matters that may involve a conflict of interest or taking of a corporate opportunity.

The Corporate Governance and Nominating Committee will consider recommendations of candidates for the Board of Directors submitted by the Company's stockholders. For more information, see "Process for Recommending Candidates for Election to the Board of Directors" below.

The Corporate Governance and Nominating Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

Corporate Development Committee

The Corporate Development Committee of the Board of Directors (the "Corporate Development Committee") currently consists of Bernard Guidon, Willem P. Roelandts and Daniel Warmenhoven. Mr. Warmenhoven is the chairman of the Corporate Development Committee, which held five meetings during fiscal 2012. The Corporate Development Committee has the authority to, among other things:

- Review, evaluate and approve acquisition and strategic investment transactions proposed by the Company's management in which the total consideration to be paid by the Company does not exceed $20 million per acquisition, or $5 million per strategic investment, and does not consist of Aruba stock; and
- Review, evaluate and recommend to the Board of Directors acquisition and strategic investment transactions exceeding the approval authority of the Corporate Development Committee.

The Corporate Development Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

Leadership Structure

Dominic P. Orr has served as the Company's Chief Executive Officer and Chairman of the Board of Directors since April 2006. The Board of Directors believes that Mr. Orr is uniquely qualified to direct the focus and attention of the Board of Directors to the areas most relevant for Aruba and its stockholders due to his intimate knowledge of the Company's strategic priorities and day-to-day operations. Notwithstanding the current combination of the roles of Chief Executive Officer and Chairman, the Board may, in the future, deem it appropriate to separate the roles in light of the Company's leadership needs.

The Board of Directors believes that the Company's leadership structure is further strengthened by the presence of a Lead Independent Director. Mr. Warmenhoven has served as Lead Independent Director since October 2009. Mr. Warmenhoven's principal responsibilities as the Lead Independent Director are to consult with the CEO/Chairman regarding the agenda for meetings of the Board of Directors, schedule and prepare agendas for meetings of independent directors, communicate with the CEO/Chairman, act as principal liaison between the independent directors and the CEO/Chairman on sensitive issues, and raise issues with management on behalf of the independent directors when appropriate.

In addition, each committee of the Board of Directors has a designated chairperson and is comprised solely of independent directors.

The Board of Directors feels that combining the positions of Chairman and CEO, selecting a Lead Independent Director to provide independent leadership and maintaining independent committees with individual chairs is the appropriate leadership structure to encourage the effective, efficient and engaged governance of Aruba by the Board of Directors and management.

Board's Role in Risk Oversight

The Board of Directors oversees the Company's enterprise-wide risk management. On a regular basis, the Board of Directors reviews the strategic, financial and operational risks inherent in the Company's business through its consideration of the various matters presented to the Board of Directors or its committees by management for review or approval. With respect to risks that arise in the course of the Company's operations on a day-to-day basis, the Board of Directors has delegated to management responsibility for identifying, assessing, managing and mitigating such risks, although the Board of Directors maintains ultimate responsibility for ensuring that management is effectively executing its responsibilities.

To assist the Board of Directors with its oversight function, each committee of the Board of Directors, other than the Corporate Development Committee, regularly reviews and evaluates various aspects of enterprise risk as part of its specific functions and responsibilities delegated by the Board of Directors. For example, the Compensation Committee is responsible for designing and implementing compensation policies that encourage the appropriate amount of risk-taking by Aruba's employees, the Corporate Governance and Nominating Committee assesses potential risks in reviewing and managing the Company's corporate governance policies and processes, and the Audit Committee identifies and reviews potential legal, financial and audit-related risks that are presented in connection with the committee's oversight of the Company's financial review and reporting processes and regulatory and corporate compliance matters.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, Douglas Leone and Willem P. Roelandts served as members of the Compensation Committee. In fiscal 2012, no interlocking relationship existed between any member of the Company's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company. No member of the Compensation Committee is or was formerly an officer or an employee of the Company.

Attendance at Annual Stockholder Meetings by the Board of Directors

The Company encourages, but does not require, members of the Board of Directors to attend the annual meeting of stockholders. Seven directors attended the Company's 2011 annual meeting of stockholders.

Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership on the Board of Directors and recommending candidates for election to the Board of Directors. The Corporate Governance and Nominating Committee will consider and make recommendations to the Board of Directors regarding any stockholder recommendations for candidates to serve on the Board of Directors.

Stockholder Recommendations and Nominees

Stockholder recommendations for candidates to the Board of Directors must be directed in writing to the Company's Secretary at the Company's principal executive offices and must include, among other things, the candidate's name, detailed biographical data and qualifications, home and business contact information, a document indicating the candidate's willingness to serve if elected, and evidence of the nominating stockholder's ownership of the Company's stock. There are no differences in the manner by which the Corporate Governance and Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or the Board of Directors.

Director Qualifications

The Corporate Governance and Nominating Committee will evaluate and recommend candidates for membership on the Board of Directors consistent with criteria established by the committee. The consideration of any candidate for director will be based on the Corporate Governance and Nominating Committee's assessment of the individual's background, experience, skills and abilities, and if such characteristics qualify the individual to fulfill the needs of the Board of Directors at that time. While the Corporate Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Corporate Governance and Nominating Committee believes that candidates and nominees should reflect a Board that is predominately independent and that is comprised of directors who (1) are of high integrity, (2) have broad, business-related knowledge and experience, (3) have qualifications that will increase overall Board effectiveness, and (4) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members. In evaluating director candidates, the Corporate Governance and Nominating Committee values candidates who will contribute to the broad diversity of experience, professions, skills, viewpoints and backgrounds represented on the Board of Directors, but the committee does not have a formal policy with respect to diversity nor does it assign specific weights to particular criteria. As noted above, the Corporate Governance and Nominating Committee considers diversity to be a relevant consideration, among others, in the process of evaluating and identifying director candidates, and views diversity broadly to consider those attributes that it believes will constitute the Board of Directors best able to guide the Company and its strategic direction through a variety of backgrounds, viewpoints, professional experiences, skills, educational experiences and other such attributes.

Identification and Evaluation of Nominees for Directors

The Corporate Governance and Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. The Corporate Governance and Nominating Committee regularly assesses the appropriate size and composition of the Board of Directors, the needs of the Board of Directors and the respective committees of the Board of Directors, and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Corporate Governance and Nominating Committee through stockholders, management, current members of the Board of Directors or search firms. The evaluation of these candidates may be based solely upon information provided to the committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the committee deems appropriate, including but not limited to the use of third parties to review candidates.

Contacting the Board of Directors

The Board of Directors welcomes the submission of any comments or concerns from stockholders. Communications received will be reviewed by the Company's Secretary and distributed to the Chairman of the Board of Directors or the other members of the Board of Directors as appropriate, depending on the facts and circumstances outlined in the communication received. If you wish to submit any comments or express any concerns to the Board of Directors, please send them to Board of Directors, Aruba Networks, Inc., Attention: Secretary, 1344 Crossman Avenue, Sunnyvale, California 94089.

EXECUTIVE OFFICERS

The following table provides information regarding our executive officers as of October 8, 2012:

Name	Age	Position(s)
Dominic P. Orr	61	President, Chief Executive Officer and Chairman of the Board of Directors
Michael M. Galvin	47	Chief Financial Officer
Keerti Melkote	42	Co-Founder, Chief Technology Officer and Director
Michael Kirby	58	Executive Vice President, Worldwide Sales

Dominic P. Orr. See biographical information set forth above under "Proposal One — Election of Directors."

Michael M. Galvin has served as Aruba's Chief Financial Officer since June 2011. Mr. Galvin had been serving since April 2011 as Aruba's interim principal financial officer and interim principal accounting officer. Mr. Galvin previously served as Aruba's Vice President, Finance from December 2008 to April 2011. From July 2005 to November 2008, Mr. Galvin served as Aruba's Senior Director of Finance. Prior to joining Aruba, Mr. Galvin was Chief Financial Officer of StubHub, Inc., a privately held e-commerce company, from December 2004 to April 2005. From September 1996 to November 2004, Mr. Galvin held various finance positions at BEA Systems, Inc., a publicly traded enterprise software company, including Vice President of Finance/Corporate Controller and Vice President of Finance for the Worldwide Services Organization. From June 1991 to July 1996, Mr. Galvin was an investment banker at Merrill Lynch & Co., Inc., a publicly traded financial services company, most recently as a Vice President. Mr. Galvin earned a B.A. from the University of Notre Dame and an M.B.A. from the University of California, Los Angeles.

Keerti Melkote. See biographical information set forth above under "Proposal One — Election of Directors."

Michael Kirby has served as Aruba's Executive Vice President, Worldwide Sales since June 2011. Mr. Kirby previously served as Aruba's Vice President, Americas from August 2004 to June 2011. Prior to joining Aruba, Mr. Kirby held multiple sales management positions at Cisco Systems and Wang Laboratories. Mr. Kirby earned a B.A. from Temple University.

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation philosophy is to attract, motivate and retain talented executives responsible for the success of the Company, which operates in an extremely competitive and rapidly changing part of the high technology industry. With this in mind, we strive to set our compensation programs within the appropriate competitive framework and based on the achievement of our overall financial results and individual contributions by executives and employees. Within this overall philosophy, our objectives are to:

- Motivate executive officers to achieve quantitative financial and non-financial objectives and create a meaningful link between achievement of these objectives and individual executive compensation;
- Align the financial interests of executive officers with those of Aruba's stockholders by providing significant equity-based incentives, while carefully considering both stockholder dilution and stock-based compensation expense; and
- Offer a total compensation package that is comparable to other similarly sized public companies and other mid-size public technology companies in order to attract and retain top talent.

The Compensation Committee guides our compensation philosophy and objectives. During all of fiscal 2012 and continuing into the current fiscal year, the compensation for our executive officers consists of two primary components: base salary and equity awards (including those earned through the executive bonus plan discussed below). The Compensation Committee uses the above-mentioned objectives as a guide in establishing the compensation programs, practices and packages offered to Aruba's executive officers and in assessing the proper allocation between long- and short-term incentive compensation and cash and non-cash compensation, although the Company has no formal or informal policies regarding such allocations.

Allocation Amongst Types of Compensation

The Compensation Committee does not have a pre-established policy or target for the allocation between long- and short-term incentive compensation or between cash and non-cash compensation. Aruba considers the proper allocation between long-term and short-term incentives by considering the balance that is required to retain executives and reward them for the short-term success of our business while appropriately motivating the executives to strive to achieve the Company's longer-term goals, such as sustained profitability. We also consider the need to offer compensation packages that are comparable to those offered by companies competing with Aruba for executive talent.

In allocating between cash and non-cash compensation, we informally weigh similar concerns. For instance, in allocating between types of compensation, the Compensation Committee believes that cash compensation and generally available benefits (such as 401(k) plan participation and health benefits) should be competitive with the external job market, in order to allow the Company to attract and retain talent. The Compensation Committee grants equity awards in a manner intended to both be competitive with the job market and provide appropriate incentives to our executives. For this reason, we have sought to continue to set the base pay compensation of our executive officers around the middle of the market pay levels relative to their peer group as indicated in the survey data discussed below, but the Company did not engage in any benchmarking or targeting of any levels of pay. As an additional example of the manner in which the above-noted concerns impact the allocation between cash and non-cash compensation, prior to our initial public offering ("IPO"), the Board of Directors approved compensation for our executive officers that was weighted toward equity compensation. This served to incentivize our executive officers to assist Aruba in achieving a successful IPO and also worked to preserve our cash resources. Aruba continues to use equity as the primary motivator for the executive officers to keep them focused on growing the value of our stock and the Company over both the near and long-term.

Throughout this Compensation Discussion and Analysis, the individuals who served as Chief Executive Officer and Chief Financial Officer during fiscal 2012, as well as the other individuals included in the "Summary Compensation Table" on page 33 of this proxy statement, are referred to as the "named executive officers." They are (i) Dominic P. Orr, our President and Chief Executive Officer, (ii) Michael M. Galvin, our Chief Financial Officer, (iii) Keerti Melkote, our Chief Technology Officer, (iv) Michael Kirby, our Executive Vice President, Worldwide Sales, and (v) Hitesh Sheth, our former Chief Operating Officer. Effective as of June 1, 2012, Hitesh Sheth resigned from his position as our Chief Operating Officer.

Role and Authority of the Compensation Committee

The Compensation Committee has the final decision-making authority with respect to the compensation of our executive officers. In fiscal 2012, the members of the Compensation Committee were directors Douglas Leone and Willem P. Roelandts. Each of these individuals qualifies as (i) an "independent director" as defined in the Marketplace Rules of the NASDAQ Stock Market, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code. The Compensation Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page. The Compensation Committee reviews its charter annually, and it was most recently updated on November 20, 2009.

The Compensation Committee carries out the responsibilities assigned to it by the Board of Directors, including responsibilities to: (i) oversee Aruba's compensation policies, plans and benefits programs; (ii) review and approve the compensation of our Chief Executive Officer and other executive officers; and (iii) administer Aruba's equity compensation and incentive plans. In reviewing and approving the executive compensation packages offered to our executive officers, the Compensation Committee is responsible for ensuring that such packages are consistent with our compensation program and philosophy.

In carrying out its responsibilities, the Compensation Committee from time to time engages outside consultants and/or consults with Aruba's Human Resources department as the Compensation Committee determines to be appropriate. The Compensation Committee currently feels that it is adequately and appropriately able to assess and determine the compensation arrangements for our executive officers. In addition to using outside consultants as appropriate, the Compensation Committee considers comparative market data provided by management, the Compensation Committee members' own experience and knowledge regarding compensation matters, and Aruba's general compensation philosophy and goals. The Compensation Committee also may obtain advice and assistance from internal or external legal, accounting or other advisers selected by the Compensation Committee. For instance, at the invitation of the Compensation Committee, one or more of the following individuals attended each of the 13 Compensation Committee meetings during fiscal 2012: Dominic P. Orr, the Company's Chief Executive Officer, Michael M. Galvin, the Company's Chief Financial Officer, Alexa King, the Company's former General Counsel, or Aaron Bean, the Company's Vice President, Human Resources. The Compensation Committee expects that it will continue to meet at least quarterly in fiscal 2013 to grant any equity awards outside the scope of the Equity Award Committee's (discussed below) authority, review the Company's equity award granting plans as recommended by management and to discuss pertinent compensation-related issues as necessary and appropriate. In addition, the Compensation Committee annually reviews the base salaries of our executive officers.

In fiscal 2010, the Board of Directors established the Equity Award Committee, consisting of the Chief Financial Officer and the General Counsel of the Company (the "Equity Award Committee"), to which the Board of Directors delegated certain equity award granting authority. The current members on the Equity Award Committee are Michael M. Galvin and Damien Eastwood (the Company's General Counsel). The Equity Award Committee has the authority to grant stock options and restricted stock units only with respect to new hires, discretionary bonuses and promotions for employees below the level of Vice President, and to consultants as compensation for services rendered, but only within certain pre-approved guidelines.

Role of Executive Officers in Compensation Decisions

The Compensation Committee on occasion meets with Mr. Orr, our Chief Executive Officer, to obtain recommendations with respect to the compensation programs, practices and packages for our executive officers (other than himself). At least annually, the Compensation Committee considers, but is not bound by and does not always accept, Mr. Orr's recommendations for the executive officers. These meetings typically occur as part of the regularly scheduled Compensation Committee meeting.

During fiscal 2012, Ms. King, the Company's former General Counsel, and/or Mr. Bean, the Company's Vice President, Human Resources, regularly attended meetings of the Compensation Committee but they left the meetings as appropriate when matters of executive compensation were discussed. In addition, Mr. Orr sometimes attends the Compensation Committee's meetings, but leaves the meetings as appropriate when matters regarding his own compensation are discussed. The Compensation Committee discusses and makes decisions with respect to Mr. Orr's compensation package — salary as well as equity — without him present.

Role of Stockholder Input in Setting Compensation

At our previous annual stockholder's meeting in December 2011, we held a non-binding advisory stockholder vote on the compensation of our named executive officers, commonly referred to as a say-on-pay vote. Our stockholders approved the compensation of our named executive officers, with approximately 89% of stockholder votes cast in favor of our most recent say-on-pay proposal. We were mindful of the support our stockholders expressed for our named executive officer compensation programs and, as a result, we decided to retain our general approach to our executive compensation programs, which have remained substantially the same for several years. We believe our programs are effectively designed and work well to align compensation for our named executive officers with the interests of our stockholders, and help drive the achievement of our business strategy.

Role of Compensation Consultant

The Compensation Committee has engaged outside consultants to review the Company's compensation plans or arrangements. Compensation Wizards was retained by the Compensation Committee in fiscal 2012 to review the Company's executive compensation. Under the direction of the Compensation Committee, Compensation Wizards provided competitive market data to review our executive compensation programs for fiscal 2012, indentified trends in executive compensation and made recommendations as to appropriate levels of compensation for fiscal 2012. The Compensation Committee used its discretion in setting appropriate compensation levels, taking into consideration the recommendations and market data provided by Compensation Wizards as well as the other factors listed above in "Role and Authority of the Compensation Committee". Compensation Wizards also reviewed the Company's general compensation programs, but the fees paid to Compensation Wizards in fiscal 2012 for such work did not exceed $120,000.

In fiscal 2012, Aruba's management team continued to engage Radford to provide data regarding base salary, bonus and equity awards for the surveyed group described below. With the use of data from Radford as well as data from Compensation Wizards, management reviewed and made recommendations on compensation programs for employees at all levels, including executives. Radford has provided similar services since fiscal 2007, and Aruba expects to continue to utilize Radford's services during fiscal 2013. Aruba's management considered this data (as well as data from Compensation Wizards) in making recommendations at the end of calendar year 2011 for executive officer base salaries for fiscal 2012. Aruba's management team uses the Radford and Compensation Wizard's data as a tool in making recommendations to the Compensation Committee on compensation adjustments and new hire offers that are consistent with Aruba's compensation philosophy and goals. Radford does not provide any additional services to Aruba. Although Radford does not provide services directly to the Compensation Committee, Aruba's management shares some of the comparative data it receives from Radford with the Compensation Committee for use in its decision-making.

To compare our executive and general employee compensation program for fiscal 2012 to the market, Compensation Wizards surveyed technology companies and their published pay practices. The employers included in the survey are companies that have employees with similar experience and education levels to Aruba's employees. Also as part of the compensation review, Compensation Wizards, at the request of the Compensation Committee, analyzed compensation from the Radford Survey specific to the Network Products and Software Services categories for companies with between $500 million and $1 billion in annual revenue as those levels are similar to those of the Company. Specific attention was paid to those companies in the sample who are based in the San Francisco Bay Area/Silicon Valley where the Company's headquarters are located. The companies in the peer group used by the Compensation Committee to benchmark executive compensation for fiscal 2012 did not change from fiscal 2011 and were the following: Aviat Networks, BigBand Networks, Brocade Communications Systems, Calix, Ciena, Digi International, Echelon, Extreme Networks, F5 Networks, Fortinet, Infinera, Internap Network Services, Ixia, Juniper Networks, Meru Networks, NetApp, NETGEAR, Network Equipment Technologies, Rackspace Hosting, RadiSys, Riverbed Technology, Silicon Graphics International, Sonus Networks and Symmetricom.

In order to maintain competitiveness within the marketplace, Aruba considers this peer group data in determining its executive compensation, but in fiscal 2012 Aruba did not engage in any benchmarking or targeting of any levels of pay.

Components of Compensation

The principal components of our executive officer compensation include:

- Base salary;

- Equity-based incentive awards, including those earned under our Executive Officer Bonus Plan (the "Bonus Plan");
- Severance and change of control protection;
- Retirement benefits provided under a 401(k) plan; and
- Generally available benefit programs.

We selected these components because we believe each is necessary to help us attract and retain the executive talent on which Aruba's success depends. The full set of components also allows us to reward performance, retain executive talent, and provide continued incentives throughout the fiscal year, primarily through the vesting of equity awards.

During fiscal 2012, our executive officers were granted only restricted stock units and not options. For fiscal 2013, the Compensation Committee intends to review its executive compensation practices. As part of this review, the Compensation Committee may determine to grant restricted stock units, stock options or a combination of stock options and restricted stock units to our executive officers. The Compensation Committee believes that equity compensation will allow it to balance both long-term and short-term incentives to increase stockholder value and provides Aruba with a strong retention tool. The base salary component provides a reward for the executive officer's day-to-day efforts on behalf of the Company. Retirement benefits under our 401(k) plan and our generally available benefit programs allow us to offer benefits comparable to those offered in the marketplace.

The Compensation Committee believes that this set of components is effective and will continue to be effective in achieving the objectives of our compensation program and philosophy. However, the Compensation Committee will review these elements of compensation on occasion and will alter or add to the elements if it believes that they no longer achieve Aruba's compensation objectives or fall within Aruba's general compensation policy.

The Compensation Committee generally reviews the entire executive compensation program (other than retirement benefits under the 401(k) plan and generally available benefit programs) on at least an annual basis. Any proposed severance or change of control protection is presented to the full Board of Directors for review and approval on at least an annual basis. However, the Compensation Committee at any time may review one or more components as necessary or appropriate to ensure such components remain competitive and appropriately designed to reward performance.

The Compensation Committee sets compensation packages for our executive officers and determines the use and relative weight of the various compensation components based on the industry knowledge of the members of the Compensation Committee and on management's recommendations — which in turn were based on recommendations from the external compensation consultant (Compensation Wizards), survey data and management's industry knowledge — as to compensation packages for the executive officers. Mr. Leone is a member of a venture capital firm and holds seats on the boards of directors of a number of companies in the technology industry, and Mr. Roelandts has extensive executive experience in the high-tech industry, has served on the Board of Xilinx, Inc., and has served as the Chair of Applied Materials' Human Resources and Compensation Committee. As such, they are able to draw on their experience and knowledge in making these compensation decisions.

For fiscal 2013, the Compensation Committee expects the use and weight of the executive compensation components to continue to be based on a subjective determination by the Compensation Committee of the importance of each component in meeting our overall compensation objectives, including our incentive and retention needs, the need to align incentives with our stockholders' interests, and our goal of staying competitive within the external job marketplace as evidenced by the survey noted below and by the general experience and knowledge of our Compensation Committee members. In setting compensation levels for a particular executive officer, the Compensation Committee considers both individual and corporate factors, as further discussed below.

Base Salary and Variable Incentive Awards

Base Salary

Aruba provides base salary to its executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year.

During fiscal 2012, Aruba did not make changes to the fiscal 2011 base salaries of its executive officers as the Compensation Committee continued to believe that the base salaries were appropriate at the middle of the market pay levels for executive officers at the surveyed companies that Aruba reviewed in fiscal 2012.

During fiscal 2012, the Compensation Committee conducted a performance review process and reviewed the base salaries of the executive officers, and the Compensation Committee intends to do a similar review during fiscal 2013. Typically, during the process of its review, Mr. Orr, our Chief Executive Officer, reviews the performance of the executive officers (other than his own performance) and reports those findings to the Compensation Committee. Mr. Orr may take into account any specific items of performance he deems to be relevant. An executive officer's personal performance typically is judged in part on whether the Company's business objectives have been met, and each executive officer's experience, skills, knowledge and responsibilities also are considered. Mr. Orr shares his performance assessment of each executive officer with the Compensation Committee prior to the Compensation Committee's annual compensation review and determination and management, with input from the external consultant, makes recommendations to the Compensation Committee regarding base salaries. We have aimed, and expect to continue to aim, to keep salaries in line with the external job market, with particular emphasis in staying attractive in the expensive California Bay Area.

The Compensation Committee continues to believe that it is appropriate to target base salaries for executive officers in the general range of the middle of the market pay levels as compared to the surveyed companies and gathered data in furtherance of this approach. Both the Radford and the Compensation Wizards data provided generally are broken down both by geographic location and company size. For instance, when targeting base salaries for our executive officers in the California Bay Area, we generally will gather data of the base salaries for comparable Bay Area positions among the surveyed companies.

The Compensation Committee does not apply specific formulas to determine increases. There is no process in setting these budgets other than the annual business planning process. For newly hired executive officers, the Compensation Committee also considers the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join Aruba.

In general, fiscal 2012 base salary compensation remained approximately in the middle of the market pay levels as compared to the companies surveyed by Compensation Wizards and Radford, and the Compensation Committee expects base salary compensation in fiscal 2013 to remain generally within those levels. As noted, the Company reviews the comparative data provided by Compensation Wizards as well as Radford and focuses most closely on peer companies that are similar in size and geographic location. Compensation Wizards and Radford survey data is presented by size of company and location, among other factors. The Compensation Committee believes that collecting data on base salaries near the middle of the market pay levels and targeting base salaries at that range enables the Company to be both competitive and fiscally prudent. The Compensation Committee continues to expect that base salaries will, in certain circumstances, deviate from this general percentile target in order to continue to retain and incentivize executive officers hired prior to our IPO and to provide more recently hired executive officers with a total compensation package that is comparable to the package they had with their prior employers.

Name	Fiscal 2011 Base Salary	Fiscal 2012 Base Salary
Dominic P. Orr	$400,000	$400,000
Michael M. Galvin	$315,000	$315,000
Keerti Melkote	$280,000	$280,000
Michael Kirby	N/A*	$300,000
Hitesh Sheth**	$325,000	$325,000

* Mr. Kirby was not a named executive officer in fiscal 2011.

** Mr. Sheth resigned as Chief Operating Officer effective June 1, 2012.

The Compensation Committee intends to maintain a target of approximately the middle of the market pay levels of the surveyed group as a basis for making total compensation decisions for the management team and the employee base until such time as Aruba believes that this target is no longer appropriate in light of Aruba's performance or a change in our compensation philosophy or objectives. However, Aruba does not engage in any benchmarking or targeting of any levels of pay.

Variable Incentive Awards, Commissions, and Other Bonuses

The Bonus Plan offers the Company's executive officers the opportunity to earn bonuses based on the achievement of specified Company performance targets during each performance period. The Bonus Plan consists of two performance periods per fiscal year. Each performance period lasts for two consecutive fiscal quarters, and a new performance period will begin on the first day of the first and third fiscal quarters. Each executive officer is assigned a targeted bonus value, set as a percentage of his base salary, for each performance period (see the table below for each named executive officer's targeted bonus value). Target bonus values are determined so as to be in the general range of the middle of the market pay levels of the peer companies. The executive officer may earn more or less than his targeted value based on the extent to which achievement of the specified performance goals result in the funding of a bonus pool. If Company performance results in the bonus pool being funded at 100% of targeted levels, the participants will be eligible to receive bonuses at their target levels.

Each fiscal year, management develops and the Board of Directors, after significant discussion and review, approves an operating plan designed to encourage the growth and development of the Company. The operating plan is intentionally challenging and expected to be achieved by management and the Company as a whole only with significant effort and skill. Because the Bonus Plan's performance goals and target levels are set by the Compensation Committee based on the Company's operating plan, the difficulty in achieving the performance goals at the target levels reflects the inherent difficulty in achieving the goals and objectives set forth in the operating plan. We expect that management will need to perform at high levels and expend significant effort and skill to achieve target level performance under the Bonus Plan.

Under the Bonus Plan, the funding of a bonus pool is based upon the extent to which the Company meets or exceeds the revenue and operating income targets for the performance period that are set by the Board of Directors at the start of the fiscal year. In order for a bonus pool to be funded, the operating income target for the performance period must be met in full and the revenue target for the performance period must be met at a level of at least 97.5%. If these minimum targets are achieved, the bonus pool for the performance period will be funded at the same percentage of achievement of the revenue target, up to a maximum funding level of 110%. For example, if the operating income target is met and 105% of the revenue target is met, then the bonus pool will be funded at a level of 105% of the target amounts of all participants in the Bonus Plan for the performance period. As a result, each participant would be eligible to receive a bonus valued at 105% of his targeted percentage of base salary for the performance period. The Company did not achieve the minimum performance target levels for fiscal 2012, resulting in a bonus pool of $0.

An executive officer must be an employee in good standing to participate in the Bonus Plan. If an executive's employment begins during a performance period that has already begun, he or she will be eligible to receive a pro-rata bonus if he is employed by the Company for at least one full fiscal quarter during the performance period, and subject to the other terms and conditions of the Bonus Plan.

Bonuses under the Bonus Plan are paid in the form of restricted stock units granted under the Company's 2007 Equity Incentive Plan, as amended (the "2007 Equity Incentive Plan"). Bonuses are paid in the form of restricted stock units because they have immediate value upon vesting and are powerful retention tools. The actual number of restricted stock units awarded to a participant is calculated based on the dollar value of the bonus awarded to such participant divided by the closing price of the Company's common stock on the date of grant. Restricted stock units granted pursuant to the Bonus Plan are immediately vested at the time of grant.

The Compensation Committee retains discretion to increase or decrease (including to zero) the amount of the bonus pool that is funded, the bonus target percentages or bonus target amounts for each participant, and the number of restricted stock units to be granted as a bonus award.

As of the end of fiscal 2012, the targeted and maximum (based on bonus pool funding limits) bonuses as a percentage of base pay for fiscal 2012 for each of the Company's named executive officers were as follows:

Executive Officer	Target as a Percentage of Base Pay	Target Amount for FY12	Maximum Target as a Percentage of Base Pay	Maximum Target Amount for FY12
Dominic P. Orr	150%	$600,000	165.0%	$660,000
Michael M. Galvin	75%	$236,250	82.5%	$259,875
Keerti Melkote	75%	$210,000	82.5%	$231,000
Hitesh Sheth	125%	$406,250	137.5%	$446,875

For the first performance period in fiscal 2012, the Company's financial targets were $261.0 million of revenue and $54.7 million of operating income, and the actual results were $245.6 million of revenue and $49.9 million of operating income. For the second performance period in fiscal 2012, the Company's financial targets were $276.0 million of revenue and $59.4 million of operating income, and the actual results were $271.1 million of revenue and $57.4 million of operating income. As the Company did not achieve either the operating income target or revenue target for either performance period in fiscal 2012, no bonuses were paid under the Bonus Plan. Consequently, none of the named executive officers received grants of restricted stock units pursuant to the Bonus Plan.

Mr. Kirby, the Company's Executive Vice President, Worldwide Sales, did not participate in the Bonus Plan for fiscal year 2012 as he was subject to a separate commission plan based on the achievement of revenue and bookings quotas based on worldwide sales. Because much of Mr. Kirby's responsibilities are focused on sales, the Compensation Committee determined that it would be more appropriate for Mr. Kirby to participate in a sales commission plan rather than the Bonus Plan. For fiscal 2012, Mr. Kirby's annual revenue quota was $585,900,000 and his bookings quota was $630,000,000. At target, Mr. Kirby was eligible to receive $385,000 in commissions and would earn 50% of target at attainment of 50% of his quota and 200% of target at attainment of 150% and above of his quotas. In fiscal 2012, Mr. Kirby achieved 90.9% of his revenues target and 86.1% of his bookings target and thus received commissions totaling $361,742. In addition, Mr. Kirby received a payment of $45,000 to reimburse him for the costs associated with leasing a car that was used for Company business, as well as an additional payment of $18,920 to cover the taxes associated with such reimbursement payment.

In addition, from time to time, the Company may provide an executive officer with a discretionary bonus, for example to reward exemplary service to the Company. These discretionary bonuses are separate from any bonuses for which an executive officer may be eligible under the Bonus Plan. In fiscal 2012, the Compensation Committee did not award any discretionary bonuses.

Long-Term, Equity-Based Incentive Awards

The goal of Aruba's long-term equity-based incentive program is to align the interests of named executive officers with Aruba's stockholders and to provide each named executive officer with a significant incentive to manage Aruba from the perspective of an owner with an equity stake in the business. Equity-based awards also function as an important retention tool. Equity-based awards have been granted to our named executive officers under our 2002 Stock Plan and 2007 Equity Incentive Plan and were approved by the Board of Directors prior to the IPO and after the IPO by the Compensation Committee.

Equity award grants for all employees are generally made within grant guidelines established and updated from time to time by the Compensation Committee, in consultation with management and the Radford survey data, based on job grade, job title, responsibility level, seniority level or other factors, which may include the competitive hiring marketplace. These guidelines were most recently updated in fiscal 2011. We anticipate that the Compensation Committee will review these guidelines again in fiscal 2013 and has the authority to change them if it deems appropriate. With respect to the named executive officers, management (including the CEO and the Vice President of Human Relations) makes recommendations on such guidelines and the named executive officer's actual grants. The grant guidelines assist the Company in keeping its equity grants within the budgeted grant pool approved by the Compensation Committee, and thereby efficiently managing its available equity pool and its overhang. For fiscal 2013, the Compensation Committee intends to continue to grant equity awards in accordance with this process.

The Compensation Committee determines the size of long-term, equity-based incentives based on each named executive officer's position within Aruba and seeks to set a level that will create a meaningful opportunity for stock ownership. In addition, in determining the size of a named executive officer's equity grant, the Compensation Committee takes into account an individual's recent performance, as described above. Although the Compensation Committee has not formalized the process by which it takes an individual's performance into account, it may do so in the future. In addition, the Chief Executive Officer of the Company annually reviews the performance of each of the Company's other executive officers. He may take into account any specific factors that he deems relevant. As described above, a named executive officer's personal performance typically is judged in part on whether the Company's business objectives have been met, and each named executive officer's experience, skills, knowledge and responsibilities are also considered. The Chief Executive Officer shares his performance assessment of each executive officer with the Compensation Committee prior to the Compensation Committee's annual compensation review and determination. In establishing actual compensation, the Compensation Committee may take into account such performance assessment, which addresses both financial and non-financial objectives, other individual factors such as an executive officer's tenure with the Company, the executive officer's individual performance over a given year and competitive market data for the executive's position.

In reviewing and analyzing the appropriate amount and type of equity awards to be granted, the Compensation Committee also reviews the following factors:

- The number of shares subject to awards granted to an individual in a given role or position;
- The number of shares owned, and the number of shares subject to equity awards granted by role or position as a percentage of total shares owned, option shares granted, shares of restricted stock granted and shares subject to restricted stock unit awards granted or outstanding as a percentage of total common stock outstanding; and
- The individual's vested and unvested equity positions.

The Compensation Committee views these factors as the main motivators to retain and attract key management talent. On a total Company basis, when appropriate, the Compensation Committee also analyzes:

- The number of shares used by Aruba during the year with respect to new equity awards (i.e., burn rates);
- The number of shares subject to outstanding equity awards relative to the total number of shares issued and outstanding (i.e., issued equity overhang); and
- The number of shares subject to outstanding equity awards and available for future grants relative to the total number of shares issued and outstanding (i.e., total equity overhang).

The Compensation Committee believes that analyzing the above factors allows it to assess whether granting additional awards to the named executive officers is prudent based on the pool of shares the Company has available for grants to all of its service providers and to take into consideration the impact on the dilution of stockholder interests and the Company's overhang.

After taking into account the factors described above, and subject to the paragraph below, the Compensation Committee granted equity awards to the named executive officers as follows: Mr. Orr received a grant of 400,000 restricted stock units, Mr. Galvin received a grant of 75,000 restricted stock units, Mr. Melkote received a grant of 150,000 restricted stock units, and Mr. Kirby received a grant of 75,000 restricted stock units. All such grants of restricted stock units were made on July 13, 2012 and are scheduled to vest over a four-year period, at a rate of 1/16th of the restricted stock units scheduled to vest per quarter from June 15, 2012.

During fiscal 2012, Mr. Orr received a grant of 60,000 restricted stock units that are scheduled to vest in equal quarterly installments over a one-year period, subject to his continued service to the Company. The purpose of the grant is to compensate Mr. Orr for the out of pocket costs he is expected to incur in fiscal 2013 resulting from his anticipated usage of a private aircraft for his business related travel in fiscal 2013. At the time of grant, the value of the restricted stock unit grant was approximately equal to the estimated costs for such expected fiscal 2013 travel based on a review of the historical costs of such travel. The Compensation Committee felt it appropriate that Mr. Orr receive some additional compensation from the Company to compensate him for his costs associated with the use of the aircraft. To the extent Mr. Orr's actual costs for fiscal 2013 associated with the use of the aircraft exceed the value of the restricted stock unit grant, such excess amount will be at Mr. Orr's own personal expense.

Equity Award Practices

Since the IPO, Aruba has granted a mix of options and restricted stock units for its broader employee population. However, in fiscal 2012, only restricted stock units were granted to employees. Aruba has found that restricted stock units provide a useful recruiting mechanism to compete with both public and private companies that are offering share grants to attract key talent. Aruba believes that restricted stock units, which have immediate value upon vesting, are powerful retention tools, and also are a useful compensation tool because they potentially result in less dilution to stockholders than awards such as stock options. For these reasons, the Compensation Committee decided to continue to provide for bonuses under the Bonus Plan in the form of restricted stock units in fiscal 2012. Since stock options, like restricted stock units, also provide a strong tool to focus management on increasing stockholder value, the Compensation Committee may in fiscal 2013 resume its prior practice of granting stock options or may grant a combination of stock options and restricted stock units. By using restricted stock units and/or stock options, Aruba believes its equity compensation program will strike an appropriate balance between Aruba's retention needs and its need to provide proper incentives to our named executive officers.

The Compensation Committee believes that a four-year vesting schedule of restricted stock units assists in meeting the Company's retention goals, and also allows for ease of administration of these awards. As a result, Aruba's standard restricted stock units vest over four years. For retentive, competitive or other business reasons, certain grants to named executive officers have in the past and may in the future have a different vesting schedule.

The Company has a policy pursuant to which equity awards are approved in advance of a future effective grant date, which remains in use. Under this policy, on the second Monday of each month, management submits its recommendations for employee equity awards to the Equity Award Committee (or the Compensation Committee with respect to awards to executive officers or awards that are otherwise outside the scope of the Equity Award Committee's authority) and, if such equity awards are approved by the Equity Award Committee or the Compensation Committee, as applicable, such equity awards will be granted effective as of the second Friday of the month. If the second Friday of the month precedes the second Monday of the month, then equity awards shall be granted effective as of the third Friday of the month. It is the Company's policy to not time equity award grants in relation to the release of material non-public information and it is the intent of this policy to specify the timing of effectiveness of equity awards granted thereunder in order to avoid such timing. Aruba follows this granting policy as a best practice approach recommended by outside counsel to ensure all equity awards comply with laws and regulations. All stock options granted to the named executive officers have a per share exercise price equal to the fair market value of Aruba's common stock on the grant date.

As noted, the Compensation Committee historically has not had, and does not intend to establish, any program, plan or practice of timing the grant of equity awards to Aruba's executive officers in coordination with the release of material non-public information that is likely to result in either an increase or decrease in the price of Aruba's common stock. In addition, to the extent Aruba's stock price immediately increases following the grant of equity awards, recipients will not realize the full value of such increase given that equity awards typically vest over a four-year period.

Stock Ownership Guidelines

At this time, the Board of Directors has not adopted stock ownership guidelines with respect to the named executive officers, directors or otherwise.

Aruba has an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to Aruba's Common Stock. In addition, each named executive officer has previously entered into a Rule 10b5-1 trading plan.

Compensation Recovery Policy

At this time, Aruba has not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. Our Compensation Committee intends to revisit the issue after the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Severance and Change of Control Protection

Aruba provides severance compensation in the form of cash severance, reimbursement of premiums paid to continue participation in the Company's health plans and certain acceleration of outstanding equity awards if an executive's employment is terminated under certain conditions, including a termination without cause or for good reason following a change of control of Aruba.

In March 2010, the Compensation Committee approved certain severance and change of control protections for our executive officers. In September 2011, the Compensation Committee memorialized the arrangements in a Change of Control Severance Policy for Officers and Directors (the "Change of Control Severance Policy"). The Change of Control Severance Policy provides that if there is a change of control of the Company and an executive officer's employment terminates as a result of an involuntary termination without cause within 12 months following such change of control, then the executive officer will receive various benefits. First, 50% of the then-unvested shares subject to such executive officer's then-outstanding equity awards will immediately vest and, in the case of options and stock appreciation rights, shall become exercisable. Second, subject to certain conditions, such executive officer will receive a lump sum severance payment equal to a percentage of his or her annual base salary as in effect immediately prior to their termination date. The CEO receives 100% of his or her annual base salary while our other executive officers receive 50% of their annual base salary. Third, subject to certain conditions, the Company will pay, for a limited time, the cost of COBRA to continue the health coverage for such executive officers. The CEO receives 12 months of coverage and our other executive officers receive 6 months of coverage.

The Change of Control Severance Policy has a non-duplication of benefits provision. As such, if an executive officer is entitled to benefits other than through the Change of Control Severance Policy, the executive officer's benefits under the Change of Control Severance Policy will be reduced by the value of the benefits that the executive officer receives otherwise than through the Change of Control Severance Policy.

It is expected that Aruba from time to time will consider the possibility of an acquisition by another company or other change of control. In setting the terms of the acceleration of equity awards, we recognize that such consideration can be a distraction to executive officers and can cause executive officers to consider alternative employment opportunities. We also recognize that our named executive officers might not be retained in comparable positions by a large acquirer, and so the benefit of the equity award incentives provided to them might otherwise be forfeited upon a termination of employment by such acquirer. As a result, we believe that it is imperative to provide such individuals with severance benefits upon their termination of employment following a change of control to (i) secure their continued dedication and objectivity, notwithstanding the possibility, threat or occurrence of a change of control, (ii) provide such individuals with an incentive to continue employment and motivate them to maximize the value of Aruba upon a change of control for the benefit of its stockholders, and (iii) provide such individuals with enhanced financial security. Further, we felt that these levels of acceleration were necessary to recruit these individuals to their positions and retain them.

The Change of Control Severance Policy is designed to meet the above-stated objectives, to match what management's knowledge and experience indicates was the industry standard for change of control and severance agreements used to attract and retain key executives. The Compensation Committee reviews our change of control and severance policies and procedures from time to time, and may make changes as circumstances merit.

As described in further detail in the section "Potential Payments Upon Termination or Change of Control" later in this proxy statement, Mr. Orr is also eligible for additional severance protection not tied to a change of control. Mr. Orr's employment agreement provides for acceleration of vesting of his outstanding awards in connection with a termination by the Company without cause or his resignation for good reason that is not in connection with a change of control of the Company. This arrangement was necessary to recruit Mr. Orr and was part of his negotiation process with the Company.

Retirement Benefits under the 401(k) Plan, Executive Perquisites, and Generally Available Benefit Programs

In fiscal 2012, our named executive officers other than our Chief Executive Officer were eligible to participate in our employee stock purchase plan. Mr. Orr, our Chief Executive Officer, was ineligible to participate in our employee stock purchase plan because the terms of the plan do not permit employees with ownership interests in the Company above certain levels to participate. This requirement was included in the plan to comply with U.S. tax laws that are applicable to employee stock purchase plans. In addition, named executive officers were eligible to participate in the health and welfare programs that are generally available to other Aruba employees, including medical, dental, vision, life, short-term and long-term disability, employee assistance, flexible spending, and accidental death & dismemberment.

We also maintain a tax-qualified 401(k) plan, which is broadly available to Aruba's general US-based employee population. Under the 401(k) plan, all Company employees are eligible to participate and there is no Company match associated with this benefit. We do not provide defined benefit pension plans or defined contribution retirement plans to our executive officers or other employees other than (i) the 401(k) plan or (ii) as required in certain countries other than the United States for legal or competitive reasons.

The 401(k) plan and other generally available benefit programs allow us to remain competitive, and we believe that the availability of such benefit programs enhances employee loyalty and productivity. The benefit programs are primarily intended to provide all eligible employees with competitive and quality healthcare, financial protection for retirement and enhanced health and productivity. These benefit programs typically do not factor into decisions regarding executive compensation packages.

Accounting and Tax Considerations

In its review and establishment of compensation programs and payments for fiscal 2012, the Compensation Committee considered, but did not place great emphasis on, the anticipated accounting and tax treatment of our compensation programs and payments by us or our executive officers. While we may consider accounting and tax treatment in the future, these factors alone are not dispositive. Among other factors that receive greater consideration are the net costs to us and our ability to effectively administer executive compensation in the short and long-term interests of stockholders under a proposed compensation arrangement.

Section 162(m) of the Internal Revenue Code

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our Chief Executive Officer and to certain of our executive officers to $1,000,000 per person, unless certain exemption requirements are met. The Compensation Committee is aware of this limitation and has decided that it is not appropriate at this time to limit the Company's discretion to design the compensation packages payable to the Company's executive officers to comply with these deductibility guidelines.

Section 409A of the Internal Revenue Code

Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A. Although

Aruba does not maintain a traditional nonqualified deferred compensation plan, Section 409A does apply to certain severance arrangements and equity awards. Consequently, to assist in avoiding additional tax under Section 409A, in December 2008 Aruba amended certain of the severance arrangements described above and we structure our equity awards in a manner intended to either avoid the application of Section 409A or, to the extent doing so is not possible, comply with the applicable Section 409A requirements.

Accounting for Stock-Based Compensation

Aruba accounts for stock-based awards in accordance with the requirements of ASC Topic 718 (formerly SFAS 123(R)). Restricted stock units are more attractive from an accounting perspective than they were under the accounting rules previously in place. The Compensation Committee took this into consideration when it decided that its fiscal 2012 equity compensation program would consist of only restricted stock units to all levels of employees on a going-forward basis, including named executive officers.

Compensation and Risk Assessment

The Compensation Committee has assessed the risks associated with the Company's compensation policies and practices for all employees and, based on its assessment, does not believe that such compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors:

Willem P. Roelandts (Chairman)
Douglas Leone

Summary Compensation Table

The following table presents information concerning the compensation earned for the fiscal years ended July 31, 2012, 2011, and 2010, by (i) our principal executive officer, (ii) our principal financial officer, (iii) our other most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of our 2012 fiscal year, and (iv) our former executive officer for whom disclosure would have been provided pursuant to Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer at the end of fiscal 2012 (collectively, our "named executive officers").

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)	Total ($)
Dominic P. Orr	2012	400,000	—	6,486,459	2,030,400	—	—	8,916,859
President, Chief Executive	2011	400,000	—	525,001	—	—	8,428(3)	933,429
Officer and Chairman of the Board of Directors	2010	400,000	—	—	—	—	—	400,000
Michael M. Galvin(4)	2012	315,000	13,407	5,695,370	—	—	—	6,023,777
Chief Financial Officer	2011	267,917(5)	—	912,121	—	—	—	1,180,038
Keerti Melkote	2012	280,000	—	2,060,986	—	—	—	2,340,986
Co-Founder, Chief Technology	2011	280,000	—	181,988	—	—	—	461,988
Officer and Director	2010	280,000	—	—	—	—	—	280,000
Michael Kirby(6) *Executive Vice President, Worldwide Sales*	2012	298,750	—	5,918,072	—	361,742(7)	63,920(8)	6,642,484
Hitesh Sheth(9)	2012	272,083	—	2,063,170	—	—	—	2,335,253
Former Chief Operating Officer	2011	325,000	—	631,395	—	—	—	956,395
	2010	312,708	—	396,495	3,933,090	—	—	4,642,293

(1) Bonuses under our executive officer bonus plan are paid in the form of restricted stock units ("Bonus RSUs") and reflected in the "Stock Awards" column for the fiscal year in which such Bonus RSUs were granted. Bonus RSUs earned in, and awarded with respect to, the second performance period in fiscal 2010 were granted in the first quarter of fiscal 2011 and are, therefore, disclosed in the Summary Compensation Table as compensation for fiscal 2011 and not as compensation for fiscal 2010. Bonus RSUs earned in, and awarded with respect to, the second performance period in fiscal 2011 were granted in the first quarter of fiscal 2012 and are, therefore, disclosed in the Summary Compensation Table as compensation for fiscal 2012 and not as compensation for fiscal 2011. There were no Bonus RSUs earned with respect to the first and second performance periods in fiscal 2012. Mr. Kirby does not participate in our executive officer bonus plan.

(2) Reflects the grant date fair value of stock options and awards granted in fiscal 2012, 2011 and 2010 computed in accordance with ASC Topic 718. A discussion of the valuation assumptions used for purposes of calculating the grant date fair values is included under Note 10 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended July 31, 2012, filed with the SEC on October 11, 2012. These amounts do not purport to reflect the value that will be recognized by the named executive officers upon sale of the underlying securities. Additional information regarding outstanding equity awards can be found in the Outstanding Equity Awards at Fiscal 2012 Year-End table.

(3) Mr. Orr received a reimbursement for unused amounts under his health care flexible spending account and a gross-up for the payment of taxes with respect to such reimbursement.

(4) Mr. Galvin was appointed Chief Financial Officer on June 25, 2011. Accordingly, only information for fiscal 2012 and fiscal 2011 is provided with respect to Mr. Galvin.

(5) Mr. Galvin's fiscal 2011 salary includes a retroactive payment in the amount of $16,250 related to the increase in Mr. Galvin's salary made effective April 1, 2011. This retroactive payment was paid to Mr. Galvin in fiscal 2012.

(6) Mr. Kirby was appointed as an executive officer on June 7, 2012. Accordingly, only information for fiscal 2012 is provided with respect to Mr. Kirby.

(7) Represents sales commissions received pursuant to Mr. Kirby's sales incentive plan.

(8) Mr. Kirby received a payment of $45,000 to reimburse him for the costs associated with leasing a car that was used for Company business, as well as an additional payment of $18,920 to cover the taxes associated with such reimbursement payment.

(9) Mr. Sheth resigned as Chief Operating Officer effective June 1, 2012.

Grants of Plan-Based Awards in Fiscal 2012

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2012 under any plan.

Name	Grant Date	Estimated Possible Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)				
Dominic P. Orr	—	—	600,000	660,000	—	—	—	—
	9/16/2011	—	—	—	13,324(3)	—	—	275,006
	10/14/2011	—	—	—	10,000	—	—	245,299
	10/14/2011	—	—	—	—	150,000	24.53	2,030,400
	7/13/2012	—	—	—	60,000	—	—	778,194
	7/13/2012	—	—	—	400,000	—	—	5,187,960
Michael M. Galvin	—	—	236,250	259,875	—	—	—	—
	9/16/2011	—			4,658(3)	—	—	96,141
	10/14/2011	—	—	—	138,606	—	—	3,399,991
	10/14/2011	—	—	—	50,000	—	—	1,226,495
	7/13/2012	—	—	—	75,000	—	—	972,743
Keerti Melkote	—	—	210,000	231,000	—	—	—	—
	9/16/2011				5,596(3)	—	—	115,501
	7/13/2012	—	—	—	150,000	—	—	1,945,485
Michael Kirby	9/16/2011	—	—	—	145,349	—	—	2,999,989
	9/16/2011	—	—	—	25,000	—	—	515,998
	10/14/2011	—	—	—	50,000	—	—	1,226,495
	4/13/2012	—	—	—	9,600	—	—	202,847
	7/13/2012				75,000	—	—	972,743
Hitesh Sheth	—	—	406,250	446,875	—	—	—	—
	9/16/2011				10,825(3)	—	—	223,427
	10/14/2011	—	—	—	75,000	—	—	1,839,743

(1) Reflects the dollar value of "target" and "maximum" bonus levels for fiscal 2012 under our executive officer bonus plan, which provides for awards of restricted stock units based on the achievement of corporate performance objectives. The amounts range from zero (if the minimum level for financial performance is not achieved) to a cap based on a certain percentage of the individual's bonus target. The number of restricted stock units subject to an award is determined based on the dollar value attributable to the named executive officer's bonus for a given performance period, divided by the closing price per share of the Company's common stock on the NASDAQ Global Market on the date of grant. As the Company did not achieve the corporate performance objectives under the executive officer bonus plan in fiscal 2012, none of the named executive officers received grants of restricted stock units pursuant to the plan. The executive officer bonus plan is described more fully above in "Compensation Discussion and Analysis — Base Salary and Variable Incentive Awards — Variable Incentive Awards, Commissions, and Other Bonuses."

(2) Reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended July 31, 2012, filed with the SEC on October 11, 2012. These amounts do not purport to reflect the actual value that will be recognized by the named executive officers upon sale of the underlying securities.

(3) Reflects Bonus RSUs earned in, and awarded with respect to, the second performance period in fiscal 2011 under our executive bonus plan. These Bonus RSUs were granted in the first quarter of fiscal 2012.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table presents information concerning outstanding unexercised options and unvested restricted stock units for each named executive officer as of July 31, 2012.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#)					
Name	Grant Date(1)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Dominic P. Orr	4/18/2006(3)	4,729,443	—	2.25	4/17/2016	—	—
	6/12/2009	462,500	137,500	7.58	6/11/2016	—	—
	10/14/2011(4)	—	—	—	—	10,000	141,800
	10/14/2011(5)	28,125	121,875	24.53	10/13/2018	—	—
	7/13/2012(6)	—	—	—	—	60,000	850,800
	7/13/2012(7)	—	—	—	—	400,000	5,672,000
Michael M. Galvin	12/12/2008	19,166	4,167	2.17	12/11/2015	—	—
	3/17/2009(8)	18,472	—	2.91	3/16/2016	—	—
	11/13/2009	2,083	16,667	9.43	11/12/2016	—	—
	1/14/2011(9)	—	—	—	—	22,500	319,050
	10/14/2011(10)	—	—	—	—	103,954	1,474,068
	10/14/2011(11)	—	—	—	—	40,625	576,063
	7/13/2012(7)	—	—	—	—	75,000	1,063,500
Keerti Melkote	12/12/2008(12)	25,875	3,125	2.17	12/11/2015	—	—
	6/12/2009	206,250	68,750	7.58	6/11/2016	—	—
	7/13/2012(7)	—	—	—	—	150,000	2,127,000
Michael Kirby	12/11/2006(3)	100,000	—	5.12	12/10/2016	—	—
	3/17/2009(8)	180,000	—	2.91	3/16/2016	—	—
	6/12/2009	61,667	18,333	7.58	6/11/2016	—	—
	9/16/2011(13)	—	—	—	—	109,011	1,545,776
	9/16/2011(4)	—	—	—	—	25,000	354,500
	10/14/2011(11)	—	—	—	—	40,625	576,063
	4/13/2012(14)	—	—	—	—	8,400	119,112
	7/13/2012(7)	—	—	—	—	75,000	1,063,500
Hitesh Sheth(15)	—	—	—	—	—	—	—

(1) Unless otherwise indicated, all options granted to named executive officers were granted under the 2007 Equity Incentive Plan and vest over a four-year period, at a rate of 1/4th upon the first anniversary of the vesting commencement date and then at a rate of 1/48th per month thereafter.

(2) Market value of shares or units of stock that have not vested is computed by multiplying (i) $14.18, the closing price on the Nasdaq Global Market of our common stock on July 31, 2012, the last business day of fiscal 2012, by (ii) the number of shares or units of stock.

(3) Option was granted under the 2002 Stock Plan.

(4) Restricted stock units vest in full on September 14, 2012.

(5) Options vest over a four-year period, at a rate of 1/48th per month from the grant date.

(6) Restricted stock units vest over a one-year period, at a rate of 1/4th per quarter from June 15, 2012.

(7) Restricted stock units vest over a four-year period, at a rate of 1/16th per quarter from June 15, 2012.

(8) Options vested over a three-year period, at a rate of 1/3th upon the first anniversary of the grant date and then 1/36th per month thereafter.

(9) Restricted stock units vest over a four-year period, at a rate of 1/4th per year from December 15, 2010.

(10) Restricted stock units vest over a four-year period, at a rate of 1/4th per year from March 15, 2011.

(11) Restricted stock units vest over a four-year period, at a rate of 1/16th per quarter from September 15, 2011.

(12) Options vest over a four-year period, at a rate of 1/48th per month from December 12, 2008.

(13) Restricted stock units vest over a four-year period, at a rate of 1/16th per quarter from June 15, 2011.

(14) Restricted stock units vest over a two-year period, at a rate of 1/8th per quarter from March 15, 2012.

(15) Mr. Sheth resigned as Chief Operating Officer effective June 1, 2012 and all then unvested options and unvested restricted stock units were forfeited. Mr. Sheth exercised all vested options prior to the end of fiscal 2012.

Fiscal 2012 Option Exercises and Stock Vested

The following table presents certain information regarding the number of shares acquired and the value realized by each named executive officer during fiscal 2012, upon the exercise of stock options and the vesting of stock awards.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Dominic P. Orr	64,100	$1,271,553	26,520	$ 551,200
Michael M. Galvin	12,500	121,313	59,286	1,297,093
Keerti Melkote	226,000	3,714,945	9,291	192,838
Michael Kirby	—	—	66,913	1,129,984
Hitesh Sheth	398,750	3,601,075	20,200	423,770

(1) Reflects the difference between the fair market value of the Company's common stock at the time of exercise and the exercise price of the option.

(2) Reflects the fair market value of the Company's common stock on the vesting date of the restricted stock unit.

Potential Payments upon Termination or Change of Control

Termination or Change of Control Arrangements

The Change of Control Severance Policy provides that if there is a change of control of the Company and an executive officer's employment terminates as a result of an involuntary termination without cause within 12 months following such change of control, then the executive officer will receive various benefits. First, 50% of the then-unvested shares subject to such executive officer's then-outstanding equity awards will immediately vest and, in the case of options and stock appreciation rights, shall become exercisable. Second, subject to certain conditions, such executive officer will receive a lump sum severance payment equal to a percentage of his or her annual base salary as in effect immediately prior to their termination date. The CEO receives 100% of his or her annual base salary while our other executive officers receive 50% of their annual base salary. Third, subject to certain conditions, the Company will pay, for a limited time, the cost of COBRA to continue the health coverage for such executive officers. The CEO receives 12 months of coverage and our other executive officers receive 6 months of coverage.

The Change of Control Severance Policy supersedes the prior severance and change of control arrangements for our executive officers that were tied to a change of control of the Company. However, Mr. Orr also has a severance arrangement that is not related to a change of control, pursuant to his employment agreement. This additional arrangement was necessary to recruit Mr. Orr and was part of his negotiation process with the Company.

Mr. Orr entered into his employment agreement with the Company in April 2006, which was subsequently amended in December 2008 and March 2010. With respect to severance arrangements not tied to change of control, Mr. Orr's employment agreement provides that if his employment is terminated by the Company without "cause" or he resigns for "good reason," and he signs and does not revoke a release of claims against the Company, he will receive acceleration of his unvested equity awards in an amount equal to the number of shares that would have vested over the six-month period immediately following his termination of employment.

Pursuant to Mr. Orr's employment agreement, "cause" means (i) an indictment or conviction of any felony or of any crime involving dishonesty; (ii) participation in any fraud against the Company; (iii) material breach of Mr. Orr's duties to the Company; or (iv) conduct by Mr. Orr which in the good faith and reasonable determination of the Board demonstrates gross unfitness to serve. Pursuant to Mr. Orr's employment agreement, he shall have "good reason" for resignation if any of the following occurs without his consent, and he notifies the Company in writing, within 14 days after the occurrence of one of the following events, that he intends to terminate his employment no earlier than 30 days after providing such notice: (i) the assignment to Mr. Orr of any duties or responsibilities which result in the material diminution of Mr. Orr's position; provided, however, that the acquisition of the Company and subsequent conversion of the Company to a division or unit of the acquiring corporation will not by itself result in a diminution of Mr. Orr's position; (ii) a reduction by the Company in Mr. Orr's annual base salary by greater than 10%, except to the extent the base salaries of all other executive officers of the Company are accordingly reduced; (iii) a relocation of Mr. Orr's place of work, or the Company's principal executive offices if Mr. Orr's principal office is at such offices, to a location that increases Mr. Orr's daily one-way commute by more than 35 miles; (iv) any material breach by the Company of Mr. Orr's employment agreement, which breach remains uncured by the Company following at least 30 days advance written notice by Mr. Orr; or (v) any failure by the Company to obtain the assumption of Mr. Orr's employment agreement by any successor or assign of the Company. Pursuant to his employment agreement, "change in control" means any one or more of the following events: (a) the consummation of a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not own, directly or indirectly, either (i) outstanding voting securities representing a majority of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (ii) a majority of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction; or (b) the consummation of a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, a majority of the combined voting power of the voting securities of which are owned by the shareholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company prior to such sale, lease, license or other disposition.

Estimated Payments upon Termination or Change of Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers (except Mr. Sheth, who was not employed by the Company as of the end of fiscal 2012). Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2012 (July 31, 2012), and the price per share of the Company's Common Stock is the closing price on the NASDAQ Global Market as of that date ($14.18). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments Upon Involuntary Termination Other Than for Cause or Voluntary Termination for Good Reason(1)	
Name	Type of Benefit	Not in Connection With a Change of Control ($)	Within 12 Months After a Change of Control ($)(1)
Dominic P. Orr	Vesting Acceleration	1,771,191(2)	3,786,027
	Cash Severance — Base Pay	—	400,000
	Continued Coverage — Employee Benefits	—	12,177
Michael M. Galvin	Vesting Acceleration	—	1,780,950
	Cash Severance — Base Pay	—	157,500
	Continued Coverage of Employee Benefits	—	10,147
Keerti Melkote	Vesting Acceleration	—	1,309,139
	Cash Severance — Base Pay	—	140,000
	Continued Coverage of Employee Benefits	—	10,147
Michael Kirby	Vesting Acceleration	—	1,889,979
	Cash Severance — Base Pay	—	150,000
	Continued Coverage of Employee Benefits	—	10,147

(1) Reflects the aggregate market value of unvested options with exercise prices less than $14.18 per shares ("in-the-money options") and restricted stock units. For in-the-money options, aggregate market value is computed by multiplying (i) the difference between $14.18 and the exercise price of such in-the-money option by (ii) the number of shares underlying such in-the-money options at July 31, 2012. Does not reflect any market value for options with exercise prices in excess of $14.18 per share. For restricted stock units, aggregate market value is computed by multiplying (i) the number of unvested shares at July 31, 2012, by (ii) $14.18.

(2) Subject to certain conditions, Mr. Orr is entitled to 6 months of vesting acceleration benefits.

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2012. Dominic P. Orr and Keerti Melkote, who are our employees, do not receive additional compensation for their service as directors.

Name	Stock Awards ($)(1)(2)(3)	Option Awards ($)(1)(2)(3)	Total ($)
Bernard Guidon	351,988(4)	—	351,988
Emmanuel Hernandez	99,997	150,000	249,997
Michael R. Kourey	239,998	—	239,998
Douglas Leone	95,202	142,799	238,001
Willem P. Roelandts	248,010	—	248,010
Juergen Rottler	239,998	—	239,998
Daniel Warmenhoven	251,997	—	251,997

(1) Reflects the aggregate grant date fair value for fiscal 2012, in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in the Company's Annual Report on Form 10-K for the year ended July 31, 2012, filed with the SEC on October 11, 2012. These amounts do not correspond to the actual value that will be recognized by the directors.

(2) As of July 31, 2012, the aggregate number of shares underlying outstanding options and unvested stock awards for each of the Company's non-employee directors was:

Name	Aggregate Number of Shares Underlying Outstanding Options (#)	Aggregate Number of Shares Underlying Unvested Stock Awards (#)
Bernard Guidon	362,000	12,565
Emmanuel Hernandez	79,123	5,192
Michael R. Kourey	92,500	12,461
Douglas Leone	183,445	4,943
Willem P. Roelandts	65,000	12,877
Juergen Rottler	50,000	17,461
Daniel Warmenhoven	70,000	13,084

(3) In fiscal 2012, the Company's non-employee directors received the following restricted stock unit awards and options to purchase common stock:

Name	Grant Date	Number of Shares Underlying Options (#)	Number of Restricted Stock Units (#)	Grant Date Fair Value ($)
Bernard Guidon	12/15/2011	—	12,565	19.26
Bernard Guidon	1/13/2012	—	5,690	19.33
Emmanuel Hernandez	12/15/2011	14,123	—	10.62
Michael R. Kourey	12/15/2011	—	5,192	19.26
Douglas Leone	12/15/2011	13,445	—	10.62
Douglas Leone	12/15/2011	—	4,943	19.26
Willem P. Roelandts	12/15/2011		12,877	19.26
Juergen Rottler	12/15/2011	—	12,461	19.26
Daniel Warmenhoven	12/15/2011	—	13,084	19.26

(4) Includes the value of 5,690 restricted stock units granted to Mr. Guidon in fiscal 2012 for consulting services.

Standard Director Compensation Arrangements

The Company uses equity compensation to attract and retain qualified candidates to serve on the Board of Directors. The Compensation Committee conducts an annual review of director compensation and, if appropriate, recommends any changes in the type or amount of compensation to the Board of Directors. Any change in director compensation is approved by the Board of Directors. The Board of Directors has not delegated any authority or responsibility to non-directors with respect to Board of Directors compensation.

Equity Compensation

Members of the Board of Directors that are not employees of the Company ("outside directors") receive automatic equity awards each fiscal year pursuant to the Company's Outside Director Compensation Policy, which provides that, except for initial grants in connection with the appointment of an outside director, equity compensation is based on fixed value amounts, rather than a fixed number of shares and options, and such equity awards are in the form of restricted stock units and, in certain circumstances, stock options.

Upon appointment to the Board of Directors, an outside director will receive an option to purchase 50,000 shares, vesting monthly over 4 years, and 10,000 restricted stock units, vesting annually over 4 years. Each outside director will receive an option and/or restricted stock units with an aggregate value of $230,000 on the date of the annual meeting of stockholders, if as of such date, he or she will have served on the Board of Directors for at least the preceding 6 months. On the date of the annual meeting of stockholders, each outside director serving on any of the committees of the Board of Directors will also receive options and/or restricted stock units with an aggregate value as follows: (1) $20,000 for the chairman of the Audit Committee and $10,000 for any non-chairman member of the Audit Committee; (ii) $12,000 for the chairman of the Compensation Committee and $8,000 for any non-chairman member of the Compensation Committee; (3) $6,000 for the chairman of the Corporate Governance and Nominating Committee and $6,000 for any non-chairman member of the Corporate Governance and Nominating Committee; and (4) $6,000 for any member, whether chairman or non-chairman, of any other standing committee of the Board of Directors. In addition, on the date of the annual meeting of stockholders, the Lead Independent Director will also receive options and/or restricted stock units with an aggregate value of $10,000. Each award under the Outside Director Compensation Policy is governed by the terms of the 2007 Equity Incentive Plan.

The Outside Director Compensation Policy provides that 40% of the aggregate value of the value-based awards granted to an outside director will be granted in the form of restricted stock units ("40% Value RSU Award") and the remaining 60% of the aggregate value will be granted in the form of either restricted stock units ("60% Value RSU Award") or a stock option ("60% Value Option Award"), at the election of the applicable outside director. An outside director must make an election before the date of the annual meeting of stockholders if he or she wishes to receive 60% of the aggregate value in the form of restricted stock units, otherwise the outside director will be deemed to have elected to receive 60% of the aggregate value in the form of a stock option. Determination of value for calculating the number of restricted stock units to grant or shares of Common Stock under stock options to grant is based on the fair market value of a share of Common Stock in the case of restricted stock units, and based on the Black-Scholes option valuation methodology in the case of stock options. Any stock options granted under the Outside Director Compensation Policy will have a 7 year term. Subject to the terms of the 2007 Equity Incentive Plan, each 40% Value RSU Award will vest in full in one installment after 1 year, provided that the outside director continues to serve as a director through the end of such 1-year period. However, in the event of the death, disability or voluntary resignation of the outside director or the Company's termination of the outside director's status as a director (other than for cause), the 40% RSU Value Award will become vested on a pro-rata basis. Subject to the terms of the 2007 Equity Incentive Plan, each 60% Value RSU Award will vest in equal annual installments over a 4 year period, provided that the outside director continues to serve as a director through each applicable vesting date. Subject to the terms of the 2007 Equity Incentive Plan, each 60% Value Option Award will vest and become exercisable as to 1/48th of the shares subject to the award on each monthly anniversary of the grant date, provided that the outside director continues to serve as a director through each applicable vesting date. Vested restricted stock units will be paid in shares as soon as practicable after vesting.

Other Arrangements

The Company's non-employee directors are reimbursed for travel and associated expenses incurred in connection with attending Board and Committee meetings.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted, as well as the number of shares of Common Stock remaining available for future issuance, under the Company's equity compensation plans as of July 31, 2012.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)(#)
Equity compensation plans approved by security holders	21,616,616(1)	4.05	3,829,930(2)(3)(4)
Equity compensation plans not approved by security holders	—	—	—
Equity compensation plans assumed in connection with acquisitions	21,196(5)	0.70	—
Total	21,637,812		3,829,930

(1) This amount includes 8,422,681 shares of restricted stock units outstanding with a weighted average exercise price of $0.0001.

(2) This amount includes 3,297,334 shares available for future issuance under the Company's Employee Stock Purchase Plan ("ESPP") and 532,596 shares available for future issuance under the 2007 Equity Incentive Plan.

(3) The Company's 2007 Equity Incentive Plan incorporates an evergreen formula pursuant to which on August 1 of each year the aggregate number of shares reserved for issuance under the 2007 Equity Incentive Plan will increase by a number of shares equal to the lesser of (A) fifteen million (15,000,000) shares, or (B) five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year.

(4) The ESPP incorporates an evergreen formula pursuant to which on August 1 of each year the aggregate number of shares reserved for issuance under the ESPP will increase by a number of shares equal to the lesser of (A) six million (6,000,000) shares, or (B) two percent (2%) of the outstanding shares on the last day of the immediately preceding fiscal year.

(5) As of July 31, 2012, options to purchase an aggregate of 21,196 shares of the Company's Common Stock at a weighted average exercise price of $0.70 per share were outstanding under the AirWave Wireless, Inc. 2000 Stock Plan, which options were assumed in connection with the Company's acquisition of AirWave Wireless, Inc. No further grants or awards will be made under the assumed equity compensation plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of September 28, 2012, for the following:

- Each person (or group of affiliated persons) who is known by the Company to beneficially own 5% of the outstanding shares of the Company's Common Stock;
- Each of the Company's non-employee directors;
- Each of the Company's named executive officers; and
- All of the Company's directors and current executive officers as a group.

	Shares Beneficially Owned(3)	
Name of Beneficial Owner(1)	**Number of Shares**	**% of class**
5% Stockholders:(2)		
T. Rowe Price Associates, Inc.(4)	12,062,102	10.6%
100 E. Pratt Street Baltimore, Maryland 21202		
The TCW Group, Inc., on behalf of the TCW Business Unit (5)	7,035,853	6.2%
865 South Figueroa Street Los Angeles, CA 90017		
Non-Employee Directors:		
Bernard Guidon(6)	360,742	*
Emmanuel Hernandez(7)	48,028	*
Michael R. Kourey(8)	66,458	*
Douglas Leone(9)	653,598	*
Willem P. Roelandts(10)	64,166	*
Juergen Rottler(11)	21,875	*
Daniel Warmenhoven(12)	450,736	*
Named Executive Officers:		
Dominic P. Orr(13)	7,011,572	5.9%
Michael M. Galvin(14)	117,136	*
Keerti Melkote(15)	1,502,567	1.3%
Michael Kirby(16)	536,604	*
Hitesh Sheth(17)	1,218	*
All directors and current executive officers as a group (11 persons)(18)	10,833,482	9.3%

* Represents less than 1%.

(1) Unless otherwise indicated in the table, the address for each listed person is c/o Aruba Networks, Inc., 1344 Crossman Avenue, Sunnyvale, California 94089.

(2) Information in the table with respect to greater than 5% stockholders is based solely upon a review of the most recent Schedule 13D or Schedule 13G filing by such stockholders with the SEC.

(3) The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of September 28, 2012, including but not limited to, upon the exercise of any options or the vesting and

release of restricted stock units. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage beneficially owned is based on 113,425,079 shares of Common Stock outstanding on September 28, 2012.

(4) Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on March 9, 2012 by T. Rowe Price Associates, Inc.

(5) Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2012 by The TCW Group, Inc.

(6) Consists of (i) 10,616 shares held of record by Mr. Guidon and (ii) 350,126 shares subject to options that are exercisable within 60 days of September 28, 2012.

(7) All such shares are subject to options that are exercisable within 60 days of September 28, 2012.

(8) All such shares are subject to options that are exercisable within 60 days of September 28, 2012.

(9) Consists of (i) 106,808 shares held of record by Douglas M. Leone 2010 Annuity Trust UAD 12/10/10, (ii) 106,809 shares held of record by Patricia Perkins Leone 2010 Annuity Trust UAD 12/10/10, (iii) 143,554 shares held of record by Douglas M. Leone 2012 Annuity Trust UAD 2/16/12, (iv) 143,554 shares held of record by Patricia Perkins Leone 2012 Annuity Trust UAD 2/16/12 and (v) 152,873 shares subject to options that are exercisable within 60 days of September 28, 2012. Mr. Leone disclaims beneficial ownership of the shares referenced in clauses (i), (ii), (iii) and (iv) above, except to the extent of his pecuniary interest therein.

(10) Consists of (i) 15,000 shares held of record by the Willem P Roelandts Trust and (ii) 49,166 shares subject to options that are exercisable within 60 days of September 28, 2012.

(11) All such shares are subject to options that are exercisable within 60 days of September 28, 2012.

(12) Consists of (i) 390,000 shares held of record by Warmenhoven Enterprises, (ii) 10,945 shares held of record by the Warmenhoven Revocable Trust dtd 12/16/1987, and (iii) 49,791 shares subject to options that are exercisable within 60 days of September 28, 2012.

(13) Consists of (i) 13,324 shares held of record by Mr. Orr, (ii) 273,554 shares held of record by Ardmore Ventures, (iii) 403,200 shares held of record by Omano Ventures, (iv) 2,350 shares held of record by D. Orr Management Company, LLC, (v) 1,036,576 shares held of record by Dominic P. Orr Revocable Living Trust, and (vi) 5,282,568 shares subject to options that are exercisable within 60 days of September 28, 2012.

(14) Consists of (i) 73,039 shares held of record by The Galvin Family 2005 Trust and (ii) 44,097 shares subject to options that are exercisable within 60 days of September 28, 2012.

(15) Consists of (i) 9,984 shares held of record by Mr. Melkote, (ii) 1,227,098 shares held of record by the Melkote Family Trust, (iii) 304 shares held of record by Sneha Melkote, Mr. Melkote's wife, (iv) 6,656 shares held of record by trusts for the benefit of Mr. Melkote's children, (v) 247,125 shares subject to options that are exercisable by Mr. Melkote within 60 days of September 28, 2012, and (vi) 11,400 shares subject to options that are exercisable by Mrs. Melkote within 60 days of September 28, 2012.

(16) Consists of (i) 188,271 shares held of record by Mr. Kirby and (ii) 348,333 shares subject to options that are exercisable within 60 days of September 28, 2012.

(17) Mr. Sheth resigned as Chief Operating Officer effective June 1, 2012. We have provided his ownership information based solely on a review of publicly available data.

(18) Includes 6,671,840 shares subject to options that are exercisable within 60 days of September 28, 2012.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

In accordance with our Code of Business Conduct, our Corporate Governance Principles and the charter of the Audit Committee, the Audit Committee reviews and approves in advance in writing any proposed related person transaction. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The Audit Committee reviews the proposed transaction and makes additional inquiries where appropriate, keeping in mind that any dealings with a related person must be conducted in such a way that no preferential treatment is given to the Company. Following the completion of its review, the Audit Committee approves or disapproves the transaction; provided, however, that the most significant related person transactions, particularly those involving our directors and officers, must be reviewed and approved in writing in advance by the Board of Directors. The Company will report all such related person transactions under applicable accounting rules, federal securities laws and SEC rules and regulations.

The Company has entered into indemnification agreements with each of its directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of such individuals in any action or proceeding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities ("10% Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such executive officers, directors and 10% Stockholders are also required by SEC rules to furnish the Company with copies of all such forms that they file.

Based solely on its review of the copies of such forms and amendments thereto furnished to the Company and written representations that no other forms were required to be filed during fiscal 2012, the Company believes that its executive officers, directors and 10% Stockholders have complied with all Section 16(a) filing requirements applicable to them, except Messrs. Galvin and Sheth each filed one late Form 4 (reporting one transaction each).

AUDIT COMMITTEE REPORT

The primary role of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the Company's financial reporting, systems of internal control and audit process, and monitoring compliance with applicable laws, regulations and policies. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited consolidated financial statements for the fiscal year ended July 31, 2012 with the Company's management, which has primary responsibility for those statements;
- discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T); and
- received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP, required by PCAOB Rule 3526 regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon the review and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2012.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

Emmanuel Hernandez (Chairman)
Michael R. Kourey
Juergen Rottler

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxy holders will vote the shares they represent in accordance with their best judgment. Discretionary authority with respect to any such other matters is granted by the execution of the proxy, whether through telephonic or Internet voting or, alternatively, by using a paper copy of the proxy card that has been requested.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the proxy card or, if so requested, by executing and returning, at your earliest convenience, the requested proxy card in the envelope that will have been provided.

THE BOARD OF DIRECTORS

Sunnyvale, California
October 18, 2012

Aruba Networks, Inc.
2012 Annual Report

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended July 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 001-33347

Aruba Networks, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**02-0579097**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1344 Crossman Ave.
Sunnyvale, California 94089-1113
(408) 227-4500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

As of January 31, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $2,270,548,058, based on the closing price of such stock reported for such date on the NASDAQ Global Select Market. This calculation does not reflect a determination that persons are affiliates for any other purposes.

The number of outstanding shares of the registrant's common stock was 113,461,962 as of October 4, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended July 31, 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "potential," "should," "will," "would" and other similar expressions. These statements include, among other things, statements concerning our expectations:

- *that revenue from our indirect channels will continue to constitute a significant majority of our future revenue;*
- *that competition will intensify in the future as other companies introduce new products in the same markets we serve or intend to enter;*
- *that our product offerings, in particular our products that incorporate 802.11n wireless local area network ("LAN") standard technologies, will enable broader networking initiatives by both our current and potential customers;*
- *regarding the growth of our offshore operations and the establishment of additional offshore capabilities for certain general and administrative functions;*
- *that, within our indirect channel, sales through our value-added distributors ("VADs"), value-added resellers ("VARs"), and original equipment manufacturers ("OEMs") will continue to be significant;*
- *that international revenue will increase in absolute dollars and remain consistent or increase as a percentage of total revenue in future periods compared with fiscal 2012;*
- *that research and development expenses for fiscal 2013 will increase on an absolute dollar basis and as a percentage of revenue compared with fiscal 2012;*
- *that we intend to file for patents and patent applications around the world, as appropriate, as counterparts for our United States patents;*
- *that over time virtually every workplace will be all-wireless, and users will be untethered from restrictive wired networks;*
- *regarding continued momentum in our Mobile Virtual Enterprise ("MOVE") architecture initiatives, including network rightsizing, and adoption of ClearPass access management system and Aruba Instant;*
- *that sales and marketing expenses for fiscal 2013 will continue to be our most significant operating expense and will increase on an absolute dollar basis and as a percentage of revenue compared with fiscal 2012;*
- *that general and administrative expenses for fiscal 2013 will remain constant or increase on an absolute dollar basis and decrease as a percentage of revenue compared with fiscal 2012;*
- *that ratable product and related professional services and support revenue from certain revenue arrangements that are established prior to the second quarter of fiscal 2006 and those that are acquired through business combinations where we were not able to establish VSOE on prior services and support offerings. This revenue will continue to be a small portion of total revenue in future periods;*
- *regarding the sufficiency of our existing cash, cash equivalents, short-term investments and cash generated from operations;*
- *that we will ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk; and*
- *that we will increase our market penetration and extend our geographic reach through our network of channel partners,*
- *our ability to monitor and assess compliance with environmental laws by our contract manufacturer and distribution partners*

as well as other statements regarding our future operations, financial condition and prospects and business strategies. These forward-looking statements are based on information available to us as of the date of this report and current expectations, forecasts and assumptions are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report, and in particular, the risks discussed under the heading "Risk Factors" in Part I, Item 1A of this report and those discussed in other documents we file with the Securities and Exchange Commission ("SEC"). Our forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we are under no obligation to, and expressly disclaim any responsibility to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

The following information should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this report.

PART I

ITEM 1. *BUSINESS*

Overview

Aruba Networks is the leading provider of next-generation network access solutions for mobile enterprise networks. The Mobile Virtual Enterprise ("MOVE") architecture unifies wired and wireless infrastructures into one seamless network access solution for traveling business professionals, remote workers, corporate headquarters employees and guests. With the Aruba MOVE architecture, access privileges are linked to a user's identity. This means that an enterprise workforce has consistent, secure access to network resources based on who they are, no matter where they are, what devices they are using or how they are connected.

It is a unique approach that is driven by mobility and the proliferation of Wi-Fi-enabled mobile devices. These devices, which have no Ethernet port, are connecting to enterprise networks in unprecedented numbers and will quickly surpass desktop connections. Aruba meets this challenge by eliminating the cost and complexity of managing separate wired and wireless access policies. We believe that, with our network access solutions, our customers will need fewer ports and consequently less equipment in the wiring closet, which will effectively rightsize our customers' access infrastructure.

Aruba's MOVE architecture provides context-aware networking for the post-desktop personal computer ("PC") era. Mobility network services are delivered centrally from the data center across thin network access devices or on-ramps. At the heart of Aruba MOVE, a single set of mobility network services manages security, policy and network performance for every user and device on the network, regardless of location or how they connect. This mobility and user-centric approach makes it possible to re-architect the access network to simultaneously provide workforce mobility and reduce costs. To connect users into the network, whether at work, home, or on the road, Aruba access on-ramps include wireless, wired, and virtual private network ("VPN") products. Device configuration, security policies, and reporting are all done centrally in the data center effectively making installation a zero-touch experience.

A key new addition to our MOVE architecture is our ClearPass Access Management System ("ClearPass"). Ideal for "Bring Your Own Device" ("BYOD") provisioning and onboarding, ClearPass makes it easy for IT-issued and personal mobile devices to securely connect to any network. By centralizing access policies across the entire network, ClearPass automates differentiated user and device access, policy management and the provisioning of devices for secure network access and posture assessment. This ensures that each user has the right access privileges based on who they are and what device they are using. ClearPass is essential when increasing numbers of consumer devices — Windows, Mac OS X, iOS, Android and Linux — connect to the network and access is required by a broader range of users — employees, visitors, customers and contractors.

Another key addition is Aruba Instant, a controller-less Wi-Fi solution that combines ease-of-use and cost-effectiveness with best-in-class security, resiliency and intelligence. In Aruba Instant mode, a single access point is dynamically elected the master, which automatically distributes the network configuration to other Aruba Instant access points ("AP") in the wireless local area network ("WLAN"). Our customers simply power-up one Aruba Instant AP, configure it over the air, and plug in the other access points. The entire deployment process is substantially reduced, saving our customers' time and operational expenses.

Our products have been sold to over 20,000 customers worldwide, including some of the largest and most complex global organizations. We have implemented a two-tier distribution model in most areas of the world, including the United States, with value added distributors ("VADs") and original equipment manufacturers ("OEMs") selling our portfolio of products, including a variety of our support services, to a diverse number of value added resellers ("VARs"). Our focus continues to be management of our channel including selection and growth of high prospect partners, activation of our VARs and VADs through active training and field collaboration, and evolution of our channel programs in consultation with our partners.

Industry Background

Network users are increasingly mobile and depend on continuous access to enterprise networks in order to work productively in the office, at home, or on the road. No longer just a convenience, mobile computing and connectivity are business critical infrastructure that must deliver to mobile users the same experience, access to data, and security as they would enjoy at the office.

Most critically, businesses of all types are being overrun by employee-owned mobile devices on the network, and many are seeking to deploy these devices en masse as well. This is known as the BYOD phenomenon. Most currently deployed networks are ill suited for this phenomenon, as they are designed for a port-based architecture, with mobility as an added convenience and "best-effort" solution. The BYOD phenomenon has also created demand for mobile device access management, which we address with our ClearPass solution.

Our vision is to transform the way that organizations design, deploy, manage and maintain user access networks to deliver a wide range of applications, from data to voice and video, to users wherever and whenever they want. This strategy is delivered via our MOVE architecture, which includes our Wi-Fi portfolio, our Mobility Access Switch portfolio, Aruba Instant and ClearPass.

Our MOVE architecture is unique in that it is context-aware, taking user, device, location and application into account when applying security and management policies over the network. Context-awareness also helps ensure application performance and network reliability. This enables customer organizations to rightsize their networks, reducing the number of physical ports. It also helps ensure secure connectivity for tablets and smartphones. This enables access networks to be built at a fraction of the cost of traditionally overprovisioned and undersubscribed ethernet-switch based access networks, while providing greater utility, utilization, security and visibility. Customers of different size and application requirements need flexibility for their Wi-Fi network architecture. Aruba provides flexible options, including a mobility controller-based architecture for larger, more sophisticated environments, and the Aruba Instant controller-less architecture for distributed branch and smaller campus environments. Effectively implemented, secure mobility solutions offer a significant competitive advantage by allowing resources to be used optimally and at the lowest cost. We expect that over time virtually every workplace will be all-wireless, and users will be completely un-tethered from restrictive wired networks.

Effectively implemented, secure mobility solutions offer a significant competitive advantage by allowing resources to be used optimally and at the lowest cost. We expect that over time virtually every workplace will be all-wireless, and users will be completely un-tethered from restrictive wired networks.

Delivering secure mobility solutions requires that certain challenges be overcome:

- *Enabling both security <u>and</u> mobility* — Wireless networks cannot be confined within a building's walls, challenging traditional wired network physical security models that depend on an impenetrable perimeter. To enable mobility, network access privileges and permissions must be clearly defined on a per-user basis to enable secure access and the reliable delivery of data, voice, video, and other applications to mobile users. Unauthorized wireless devices that could potentially circumvent network security must be detected and prevented.

- *Delivering applications reliably in a mobile environment* — Without special handling, many applications that are intended to be delivered over a fixed network may perform sub-optimally in a mobile environment. This is especially true for mission-critical data and latency-sensitive voice and video applications. A key example is mobile unified communications. Enabling a network to recognize and adapt to an application — so-called "application awareness" — is essential if data, voice and video are to be delivered reliably and with full fidelity.
- *System integration* — Enterprise-class mobility solutions require more than just wireless access. Security, application, network, and radio frequency ("RF") management services are also necessary, potentially increasing the complexity of a system as it grows in size and scope. To be effective, a mobility solution must minimize deployment and integration complexity, and support massive scalability, without requiring expensive upgrades to existing networking infrastructure.
- *Network and operations management* — The management system is the heart of any secure mobility solution because it so profoundly affects up-time, ease-of-use, information technology ("IT") overhead, and on-going operating costs. Essential tasks like network set-up, diagnostics, report generation, maintenance, and software upgrades require an efficient centralized management system that encompasses wired, wireless, and mobile device networks. To ease the transition from legacy to new 802.11n Wi-Fi networks and make the most of existing capital investments, it is imperative that the management system seamlessly integrate devices from multiple vendors into a single management console.
- *Support for emerging mobile applications* — Secure mobility solutions need to be future-proof, ready to support emerging applications such as high definition video, unified communications, real-time telemetry, wide-area smart grid over resilient mesh, large-scale telework, and location-based services such as asset tracking and inventory management.

Our Solution

We believe that our user-centric networks are fundamentally different from alternative mobility solutions. In traditional enterprise networks, users are connected to physical ports using wire cables. These port-centric architectures assume a static relationship between a user and a data port, and the network access policies and application delivery priorities are not designed to accommodate — and therefore limit — user mobility away from that port. To enable user mobility, the fixed ports must either be opened so any user can connect from any port, or they must be connected to wireless LANs. Both of these options reduce network security and application performance in a port-centric architecture. To allow remote users to securely access a port-centric network, enterprises commonly deploy VPNs, which increase cost and complexity while often degrading the user experience and application performance. None of these alternatives address the fundamental challenge of convenient and secure user access, reliable application delivery, or delivery of a consistent user experience across both wireless and wired networks at local and remote locations.

We address the secure mobility problem using a user-centric architecture that assigns network access policies to users instead of to data ports or other infrastructure. As soon as a user is authenticated by our policy enforcement firewall, access policies are immediately enforced for that individual, regardless of whether they are working in the office, from home, or on the road. Our security mechanisms allow unrestricted mobility and a common user experience whenever and wherever the network is accessed. With the addition of our ClearPass Access Management solution, our customers can now manage these user- and device-based policies, particularly in high-demand, BYOD environments.

While this design puts wireless networking on an equal footing with wired networks with respect to security, it also enhances mobility and potentially increases user productivity and operational efficiencies. Within a campus environment these benefits are typically realized by customers who "rightsize" their networking infrastructure by deploying Wi-Fi wherever it is possible to do so, and wired ethernet only where there is no wireless alternative. For users at branch offices or on the road, user-centric technology extends the enterprise network wherever it is needed. Our Aruba Instant solution is particularly effective for branch deployments. Our Virtual Branch Networking solution delivers an "in-the-office" experience to fixed teleworker and branch office users across town and around the world.

Other key elements of our user-centric architecture include:

- *Adaptive wireless* — Adaptive 802.11n wireless LANs enhance productivity and collaboration by delivering high performance wireless data, voice, and video connections even in environments with densely deployed clients and high levels of RF interference. Our solutions scale for campus applications yet remain cost-effective for small branch deployments. They can be used both indoors and outdoors, and incorporate secure enterprise mesh for completely wireless networking.
- *Identity-based security* — IT departments can deliver authentication, encryption, and access control services to all users via a single integrated, low-power appliance. VPN termination appliances and access control firewalls are not required, reducing IT overhead and expenses.
- *Application-awareness* — Our user-centric network is application-aware — it knows what type of applications are running on the network — and will dynamically adjust itself to improve the performance of data, voice, and video applications. IT managers can define policies that prioritize and optimize services based on the specific user and/or the application being delivered.
- *Vendor-agnostic operations management* — Our AirWave Wireless Management Suite is a multi-vendor network management platform that provides business-critical insights into the operation of wireless networks made by a wide variety of different vendors. Whether managing a single vendor network, or a multi-vendor legacy system in transition to 802.11n, the AirWave platform extends the life of existing infrastructure investments and lowers IT overhead associated with managing a dynamic network.
- *Easy to deploy, easy to use* — We have designed our architecture as a non-disruptive overlay to existing enterprise networks, allowing our networks to be quickly deployed without replacing existing infrastructure. Additionally, we have integrated all of the disparate elements of enterprise mobility — security, application, network and RF management services — into a single architecture, making it easier and less expensive to deploy.
- *Cost-effective scalability* — We believe our architecture provides industry-leading scalability through its ability to support significant numbers of concurrent users from a single centralized point of control. In addition, our integrated solution reduces the amount and type of equipment required to enable mobility within a given location. As a result, our architecture enhances management efficiency and reduces equipment and personnel costs, allowing enterprise IT managers to scale enterprise mobility solutions in a cost-effective manner.
- *Flexible platform supports emerging applications* — By combining the flexibility of modular software with high-performance, programmable hardware, customers can rapidly implement updates, upgrades, and new features with no or minimal equipment changes.
- *Remote networking* — Virtual Branch Networking extends the benefits of centralized management and secure networking to branch offices, teleworkers, and road warriors. Simple to deploy, use and maintain — and with the option to use 3G cellular broadband connections — these remote networking solutions extend the enterprise network virtually anywhere.
- *Network rightsizing* — Network rightsizing enables customers to lower operating expenses and reduce their carbon footprint by bringing their wired and wireless LAN infrastructure in line with actual user demand. Rightsizing is a three-step process that involves assessing wired ethernet LAN utilization, consolidating edge switches to meet actual usage, and expanding the wireless LAN to meet growing demand. We believe that cost savings can result from, among other things, fewer switch service contracts, lower electricity consumption, and reduced air conditioning loading. Our Return-On-Investment calculators help predict the monetary and carbon savings opportunities based on company size and network configuration.

Our Strategy

Our goal is to establish our secure mobility solution as the de facto standard for global education, enterprise, finance, government, healthcare, hospitality, industrial, and retail verticals. We will also pursue the service provider market, positioning our solution for managed services offerings. In pursuit of this quest, we believe that the following key elements of our strategy will help us maintain our competitive advantage:

- *Commitment to customer service and success* — Our philosophy is that our customers come first and last in everything we do. Our commitment to customer success means that we work collaboratively to do what is best for them and that we work to see things from their points of view when making our business and technology decisions. We strive to ensure that our customer service is the best in the industry. We are continuously focused on finding new ways to solve our customers' most critical problems, meaning that we listen closely to their needs and that we seek what is best for them first, in every instance.

- *Enable the proliferation of BYOD policies and initiatives across the enterprise* — IT departments are at a crossroads. Whether overwhelmed by the number and variety of wireless devices that their employees are bringing into the workplace or embracing and issuing such devices to their employees, chances are their access networks are ill-designed for the purpose. Our MOVE architecture and ClearPass solution make broad deployment and secure self-provisioning of mobile devices possible in either case. This means that companies can benefit from letting their employees use the devices they enjoy using without imposing a heavy support burden on IT.

- *Enable the unified communication ("UC") migration* — More and more enterprises are moving from wired internet protocol ("IP") phones or even time-division multiplexing ("TDM")-based telephony to unified communications suites such as Microsoft Lync. Less challenging in a wired networking environment, moving to UC delivered over Wi-Fi often results in performance degradation and noticeable loss of quality due to the competition from an ever-increasing number of Wi-Fi devices for finite wireless bandwidth. We have worked closely with leading UC vendors such as Microsoft to ensure that UC runs just as well over Wi-Fi as it does over wire.

- *Drive adoption across the enterprise* — Many enterprises initially deploy our solutions at corporate headquarters or main campus locations. Our objective is to penetrate remote locations and gain adoption by mobile users across primary campuses, as well as in satellite, branch, and home offices. We intend to do so by emphasizing the productivity enhancements and cost-efficiency of our approach. Aruba Instant, network rightsizing and Virtual Branch Networking are three elements of this strategy, helping users to enhance mobility, obtain a uniform network experience for all users, and lower both operating and capital expenditures.

- *Extend our software offerings* — We believe that the integrated encryption, authentication, and network access technology embedded in the ArubaOS operating system are key competitive differentiators. We intend to continue enhancing the ArubaOS operating system and our centralized mobility architecture to maintain our position as a technology innovator. We also intend to extend the functionality and performance of the ArubaOS operating system with additional software modules such as unified communications, video-over-IP, and location-based services. We will continue to innovate our ClearPass software platform to deliver a rich set of capabilities for BYOD environments. Finally, we intend to continue enhancing the capabilities of our multi-vendor AirWave Wireless Management Suite to support additional competitive products and enhance the underlying features of this market-leading platform.

- *Utilize channel partners to expand our global market penetration* — We intend to increase our market penetration and extend our geographic reach through the expansion of our network of channel partners. We plan to expand our growing channel footprint and will tailor training and support programs to help drive this expansion.

- *Deliver wireless LAN and mobility solutions to services providers that enable profitable managed services* — BYOD, mobility and cloud computing are driving substantial opportunities for managed service providers ("MSP") to help organizations deploy and manage end-to-end mobility solutions and value-added services. From Wi-Fi hotspots to large campus networks, our managed WLAN solutions are simple to deploy, easy to manage, and can scale from small remote locations to large campus environments. This opportunity will expand our ability to address a broader range of the wireless LAN market, as well as key verticals such as retail and small-to-medium sized businesses who have a greater propensity to embrace a managed service model with MSPs.

- *Realize increased operating efficiencies* — We currently outsource our hardware manufacturing to overseas contract manufacturers such as Flextronics Manufacturing Singapore Pte. Ltd. ("Flextronics"), Sercomm Corporation ("Sercomm"), Accton Corporation ("Accton") and Wistron Corporation ("Wistron") and have established offshore research and development and customer support capabilities. We plan to continue to realize increased operating efficiencies by growing these offshore operations, and by establishing additional offshore capabilities for certain general and administrative functions.

- *Expand our base of technology partners* — We will continue expanding our network of technology partners to enhance and complement our unified mobility solutions with security solutions, management tools, connectivity devices, and mobility applications.

Segment Information

We operate in one industry segment selling fixed and modular mobility controllers, wired and wireless access points, and related software and services.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer. Our chief executive officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance and evaluates performance based primarily on revenue in the geographic locations in which we operate. Revenue is attributed by geographic location based on the ship-to location of our customers. Our assets are primarily located in the U.S. and not allocated to any specific region. Further information regarding our operating segment is presented in Note 12 of Notes to Consolidated Financial Statements.

Products

Our MOVE architecture unifies wired and wireless LANs into one seamless access solution. This allows traveling business professionals, remote workers, headquarters employees and guests to obtain a secure network connection — no matter where they are, what computing devices they use or how they connect.

To connect users to the network — whether at work, at home, or on the road — we offer a set of *access on-ramps* that include wireless, wired, and remote networking products that are centrally controlled in the data center to simplify deployment and management.

We also offer comprehensive mobility network services. Deployed in the data center, these services perform device and user authorization, enforce mobility and security policies, unify network operations, and provide visibility into the RF environment.

Our product portfolio encompasses:

ArubaOS

ArubaOS is the operating system software for wired, wireless and remote access products in our MOVE architecture. It integrates user-based security, application-aware radio-frequency services, and wireless LAN access to deliver a scalable and secure mobile networking solution for large and mid-sized enterprises.

ArubaOS comes standard with comprehensive centralized controls and additional security and mobility functionality that can be added or unlocked via licensed software modules.

Software Modules for ArubaOS

Software modules extend the base capabilities of ArubaOS. Current software modules include:

- *The Policy Enforcement Firewall ("PEF")* ensures secure network access for wired, wireless and remote users. Access control policies are centrally defined and enforced on a per-user or per-group basis and follow users no matter where they roam.
- *RFProtect* provides integrated wireless intrusion protection to mitigate Wi-Fi security threats as well as spectrum analysis, which provides visibility into sources of radio frequency interference.
- *Advanced Cryptography ("ACR")* with U.S. National Security Agency ("NSA")-approved Suite B cryptography enables secure access to networks that handle sensitive but unclassified, confidential and classified information.
- *The xSec* protocol uses data encryption and other security methods to safeguard wired and wireless connections. Compliant with Federal Information Processing Standard ("FIPS") 140-2, xSec protects extremely sensitive information on high-security networks.

Mobility Controllers

Aruba Mobility Controllers provide context-aware networking across wireless and wired LANs, VPN connections, and remote offices. Running the ArubaOS operating system, Mobility Controllers integrate a wide array of networking and security functions and deliver a seamless user experience regardless of the connection medium.

ClearPass Access Management System

Ideal for BYOD provisioning and onboarding, ClearPass makes it easy for IT-issued and personal mobile devices to securely connect to any network. ClearPass addresses the challenges posed when increasing numbers of consumer devices — Windows, Mac OS X, iOS, Android and Linux — connect to the network and access is required by a broader range of users — employees, visitors, customers and contractors.

Aruba Instant

Aruba Instant, is a controller-less Wi-Fi solution that combines ease-of-use and cost-effectiveness with best-in-class security, resiliency and intelligence. In Aruba Instant mode, a single access point is dynamically elected the master, which automatically distributes the network configuration to other Aruba Instant APs in the WLAN. Our customers simply power-up one Aruba Instant AP, configure it over the air, and plug in the other access points. The entire deployment process is substantially reduced, saving our customers' time and operational expenses.

AirWave Network Management

AirWave is the only multivendor network management software that manages everything affecting service quality — the RF environment, controllers, wired infrastructure and access points. The intuitive user interface delegates responsibility across IT by providing access to charts, tables, diagnostic information and alerts based on support staff roles.

Access Points

Aruba's 802.11n access points deliver up to ten times faster performance compared to legacy agbWi-Fi networks. Spanning a wide range from entry-level to high-performance, Aruba's AP portfolio offers integrated RF management, intrusion prevention, and support for maximum client density of smartphones and tablets.

Mobility Access Switches

Aruba's Mobility Access Switches are a new class of product that brings context-based access to wired networks. Designed for wiring closets, the Mobility Access Switches deliver secure access to users, independent of their location, access method, device or application.

Outdoor Mesh Routers

Aruba outdoor mesh routers deliver high-performance networking to outdoor environments where wired connectivity is impractical or unavailable. A multi-radio, multi-frequency design provides unparalleled speed and reliability for transporting voice, video and other real-time applications across long distances.

Remote Networking

We solve a wide range of networking challenges so your remote enterprise workforce can stay connected. From centrally managed branch WLANs that scale to hundreds of remote sites, to autonomous Wi-Fi networks that deploy in minutes, We give traveling business professionals and teleworkers a headquarters-like networking experience.

VPN Clients

The Wi-Fi-aware Virtual Intranet Access (VIA) client provides secure remote network connectivity for Apple iOS, Mac OS X and Windows mobile devices and laptops. From a non-corporate network — such as a home or public Wi-Fi or 3G network — VIA automatically authenticates and launches a VPN-on-demand connection with no complicated logins.

Customers

Our products are sold and supported worldwide to customers in most major industries including general enterprise, higher education, K-12 education, finance, government, healthcare, hospitality, manufacturing, media, retail, high-technology, telecom, transportation, and utilities. Our products are deployed in a wide range of organizations from small organizations to large multinational corporations.

Customers purchase our products directly from us and through our VARs, VADs and OEMs. For a description of our revenue based on our customers' geographic locations, see Note 12 of Notes to Consolidated Financial Statements.

Sales and Marketing

We sell our products and support directly through our sales force and indirectly through our VAR, VAD and OEM partners:

- *Our sales force* — We have a sales force in each of the following regions: the Americas, Europe, Middle East and Africa ("EMEA"), Asia Pacific ("APAC") and throughout the rest of the world. Each sales force is responsible for managing all direct, as well as channel, business within its designated geographic territory.
- *VARs, VADs and OEMs* — Our VARs, VADs and OEMs market, sell, and deploy our solutions to a broad array of organizations. Some of these VARs also purchase our solutions and offer them to their end customers as a managed service. We continue to grow the use of our channel partners in each of our theatres of operations.

As part of our continuing efforts to improve operating leverage through our channel partners, we are increasingly relying on our VARs, channel managers, and sales support team to manage smaller-sized deals. This improves our sales productivity and enables our direct sales teams to focus more on winning large customers.

Our marketing activities include lead generation, tele-sales, advertising, website operations, direct marketing, and public relations, as well as participation at technology conferences and trade shows.

Backlog

In our experience, the actual amount of product backlog at any particular time is not a meaningful indication of our future business prospects. We have orders for products that have not been shipped and for services that have not yet been performed for various reasons. Because we allow customers to cancel or change orders with limited advance notice prior to shipment or performance and because many orders remain in backlog due to concerns about the credit worthiness of the partner or customer, we do not consider backlog to be firm and do not believe our backlog information is a reliable indicator of our ability to achieve any particular level of revenue or financial performance.

Customer Service, Support and Training

We offer tiered customer service and support programs that encompass hardware, software, and access to future software upgrades on a when-and-if available basis. In order to better serve our customers, we have multiple support centers available to respond 24x7x365. Service and support for end customers of our VARs, VADs and OEMs are often provided by these channel partners, to whom we provide back-up support.

Our training department conducts basic and advanced courses through an on-line training portal and on-site at customer locations, third-party regional training facilities, and at various Aruba facilities around the world. As part of our training program, we offer certification programs to demonstrate that participants have successfully completed the program and passed written and practical exams covering our products, networking, and wireless technologies.

Research and Development

Continued investment in research and development is critical to our business. To this end, we have assembled a team of engineers with expertise in various fields, including networking, security and RF. Our research and development efforts are focused in Sunnyvale, California, Bangalore, India and Beijing, China. We have invested significant time and financial resources into the development of our unified mobility solutions and architecture. We will continue to expand our product offerings and solutions capabilities in the future and plan to dedicate significant resources to these continued research and development efforts. Research and development expenses for fiscal years 2012, 2011, and 2010 are disclosed in the Consolidated Statements of Comprehensive Income.

Manufacturing

We outsource the manufacturing of a significant majority of our hardware products to contract manufacturers and original design manufacturers ("ODM"). These manufacturing partners help us optimize our operations by lowering costs and reducing time to market. Our major manufacturing partners are Flextronics, Sercomm, Accton and Wistron. Our manufacturing agreement with Flextronics is automatically renewed each year for successive one-year terms unless we or our manufacturing partner provides at least 90 days' advance written notice to the other party of an intent not to renew. In addition, the agreement may be terminated by us or our manufacturing partner for any reason upon 180 days' advance written notice to the other party.

In addition, we utilize a Flextronics facility in Singapore for production of specialized products and fulfillment operations for customer shipments destined for most APAC and EMEA destinations. We also have a second fulfillment center located in Sunnyvale, California that is primarily responsible for all customer shipments destined to locations in the Americas. We perform rigorous in-house quality control inspection and testing at both of our fulfillment centers to ensure the reliability and quality of our hardware components.

We utilize components from many suppliers. Whenever possible, we strive to have multiple sources for these components to ensure continuous supply and competitive costs. We work in conjunction with the extensive supply chain management organizations at all of our manufacturing partners to select and utilize suppliers with established delivery and quality track records. We source a limited number of components that are technically unique and only available from specific suppliers, but neither we nor our manufacturing partners have entered into any long-term supply agreements with these suppliers. Instead, we maintain close, direct relationships with these suppliers to ensure supply meets our requirements including, in some cases, entering into license agreements that allow us to incorporate certain of their components into our products.

We also incorporate certain generally available software programs into our architecture pursuant to license agreements with third parties. We have also entered into license agreements with Qualcomm Atheros, Inc. ("Atheros"), Netlogic Microsystems Corporation ("Netlogic") and Broadcom Corporation ("Broadcom"), each of which is a sole supplier of certain components used by our manufacturing partners, in the production of our products.

Although the contract manufacturing and ODM services required to manufacture and assemble our products may be readily available from a number of established manufacturers, it is time consuming and costly to qualify and implement contract manufacturer relationships. Therefore, if any of our manufacturing partners, Atheros, Netlogic, Broadcom or any other sole source supplier suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we have to change or add additional manufacturing partners or suppliers of our sole sourced components, our ability to ship products to our customers would be delayed, and our business, operating results and financial condition would be adversely affected.

Competition

The market for secure mobility products is highly competitive and constantly evolving. We believe that we compete primarily on the basis of providing a comprehensive solution that enables mobility, security, and the delivery of converged application services. We believe other principal competitive factors in our market include the total cost of ownership, performance of software and hardware products, ability to deploy easily into existing networks, interoperability of networks with other devices, ability to easily scale, ability to provide secure mobile access to the network, speed of mobile connectivity, and ability to allow the centralized management of networks.

Our competitive position also depends on our ability to innovate and adapt to meet the evolving needs of our customers. We believe we compete favorably in each of these areas.

We expect competition to intensify in the future as other companies introduce new products in the same markets we serve or intend to enter. This competition could result in increased pricing pressure, reduced profit margin, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which could seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenue and prospects for growth.

Our primary competitors include Cisco, primarily through its Wireless Networking Business Unit, Hewlett-Packard, and Motorola. We also face competition from a number of smaller companies and new market entrants.

Key differentiators from the competition include the following:

- Field-proven in the world's largest WLANs, our MOVE architecture seamlessly unifies wired and wireless into one cohesive network access solution, providing context-aware and secure user access to appropriate network services. Adaptive 802.11n with infrastructure-based controls lowers customer costs by simplifying deployments, as well as securely and reliably delivering data, toll-grade voice, and high-definition video applications.
- We deliver NSA-developed Suite B military-grade security for access control and data privacy.
- Our Virtual Branch Network ("VBN") solution delivers the security of VPN, the economy of broadband, the simplicity of one-touch installation and the efficiency of centralized management for teleworkers and small branch offices.
- The AirWave Wireless Management Suite enhances operations management, reduces complexity and support costs, and extends the life of existing infrastructure through a multi-vendor, user-centric approach.
- Our ClearPass solution delivers a complete solution for BYOD environments and access management.

Aruba Instant broadens our market appeal for Enterprise branch, mid-market business and managed services opportunities.

Intellectual Property

Our success as a company depends critically upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted several United States patents, and have a growing pending patent portfolio. We intend to file counterparts for these patents and patent applications in other jurisdictions around the world as appropriate.

Our registered trademarks are Aruba Networks®, Aruba Wireless Networks®, the registered Aruba the Mobile Edge Company logo, Aruba Mobility Management System®, Mobile Edge Architecture®, People Move. Networks Must Follow®, RFProtect®, and Green Island®.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

Environmental Laws

Our products and certain aspects of our operations are regulated under various environmental laws in the U.S., Europe and other parts of the world. These environmental laws are broad in scope and regulate numerous activities including the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the content of our products and the recycling and treatment and disposal of our products. Certain of these laws also pertain to tracking and labeling potentially harmful substances that have been incorporated into our products. These product labeling laws require us to know whether certain substances are present in our products, and to what degree. Environmental laws may limit the use of certain substances in our products, or may require us to provide product safety information to our customers if certain substances are present in our products in sufficient quantities. Additionally, we may be required to recycle certain of our products when they become waste. Our products contain modest amounts of gold and tantalum, none of which is sourced from the Democratic Republic of the Congo or adjoining countries. Compliance with environmental laws and regulations across multiple jurisdictions is complex and we regularly review known and pending laws and regulations to ensure we are compliant. In addition, when selecting manufacturing and distribution partners we evaluate their supply chain policies to reasonably ensure they are compliant and then monitor these partners to reasonably ensure they remain in compliance. We did not incur any material capital expenditures for environmental control facilities in fiscal year 2012, and none are planned for fiscal year 2013.

Corporate Information

We were incorporated in Delaware in February 2002. Our principal executive offices are located at 1344 Crossman Ave., Sunnyvale, California 94089-1113, and our telephone number is (408) 227-4500. Our website address is *www.arubanetworks.com*

Employees

As of July 31, 2012, we had approximately 1,223 employees worldwide, of which 520 were engaged in sales and marketing, 471 were engaged in research and development, 131 were engaged in general and administrative functions, 66 were engaged in customer services and 35 were engaged in operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Website Posting of SEC Filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports are available, free of charge, as soon as reasonably practical after they are electronically filed or furnished with the SEC, on our website and can be accessed by clicking on the "Company/Investor Relations" tab. Further, copies of materials filed by us with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*. The contents of our website are not incorporated into, or otherwise to be regarded as a part of, this report or any other report we file with or furnish to the SEC.

ITEM 1A. *RISK FACTORS*

Set forth below and elsewhere in this report, and in other documents we file with the SEC, are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and in our other public statements. Because of the following factors, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business and Industry

Our business, operating results and growth rates may be adversely affected by unfavorable economic and market conditions.

Our business depends on the overall demand for IT and on the economic health and general willingness of our current and prospective customers to make capital commitments. If the conditions in the U.S., European and global economic environments remain uncertain or continue to be volatile, or if they deteriorate further, our business, operating results, and financial condition may be materially adversely affected. Economic weakness, customer financial difficulties and constrained spending on IT initiatives have resulted, and may in the future result, in challenging and delayed sales cycles and could negatively impact our ability to forecast future periods. In particular, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates. The purchase of our products or willingness to replace existing infrastructure in some vertical markets may be discretionary and may involve a significant commitment of capital and other resources. Therefore, weak economic conditions, or a reduction in IT spending would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, and reduced unit sales. A reduction in IT spending could occur or persist even if economic conditions improve. In addition, if interest rates rise or foreign exchange rates weaken for our international customers, overall demand for our products and services could be further dampened, and related IT spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices and increased shipping costs, both of which may negatively impact our financial results.

We compete in new and rapidly evolving markets and have a limited operating history, which makes it difficult to predict our future operating results.

We were incorporated in February 2002 and began commercial shipments of our products in June 2003. As a result of our limited operating history, it is very difficult to forecast our future operating results. In addition, we operate in an industry characterized by rapid technological change. Our prospects should be considered and evaluated in light of the risks and uncertainties frequently encountered by companies in rapidly evolving markets characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

In addition, our products are designed to be compatible with industry standards for secure communications over wireless and wireline networks. As we encounter changing standards, customer requirements and competitive pressures, we likely will be required to reposition our product and service offerings and introduce new products and services. We may not be successful in doing so in a timely and appropriately responsive manner, or at all. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult for us to predict. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing and volatile U.S., European and global economic environments, any of which may cause our stock price to fluctuate. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

Furthermore, our product revenue generally reflects orders shipped in the same quarter they are received, and a substantial portion of our orders are often received in the last month of each fiscal quarter, a trend that we expect to continue. As a result, if we are unable to ship orders received in the last month of each fiscal quarter, even though we may have business indicators about customer demand during a quarter, we may experience revenue shortfalls, and such shortfalls may materially adversely affect our earnings because we may not be able to adequately and timely adjust our expense levels. For example, in our third quarter of fiscal 2012, we experienced a higher than normal percentage of orders in the third month of the quarter, which put increased pressure on our operations to fulfill orders in a timely manner. If this occurs in future quarters, our revenue performance could be affected, and we may fail to meet securities analysts' and investors' expectations, which may cause the price of our stock to decline.

In addition to other risk factors listed in this "Risk Factors" section, factors that may cause our operating results to fluctuate include:

- the impact of unfavorable worldwide economic and market conditions, including the restricted credit environment impacting the credit of our channel partners and end user customers;
- our ability to develop and maintain our relationships with our VARs, VADs, OEMs and other partners;
- fluctuations in demand, sales cycles and prices for our products and services;
- the amount of orders booked but not shipped in prior quarters that are shipped in the current quarter;
- reductions in customers' budgets for information technology purchases and delays in their purchasing cycles;
- the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;
- our ability to develop, introduce and ship in a timely manner, new products and product enhancements that meet customer requirements;
- our dependence on several large vertical markets, including the government, healthcare, retail, enterprise and education vertical markets;
- the timing of product releases or upgrades by us or our competitors;
- any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;
- our ability to control costs, including our operating expenses, and the costs of the components we purchase;
- product mix and average selling prices, as well as increased discounting of products by us and our competitors;
- the proportion of our products that are sold through direct versus indirect channels;
- our ability to maintain volume manufacturing pricing from our contract manufacturers and component suppliers;
- our contract manufacturers and component suppliers' ability to meet our product demand forecasts;

- the potential need to record incremental inventory reserves for products that may become obsolete due to our new product introductions;
- growth in our headcount and other related costs incurred in our customer support organization;
- changing market conditions, including current and potential customer consolidation;
- any decision to increase or decrease operating expenses in response to changes in the marketplace or perceived marketplace opportunities;
- our ability to derive benefits from our investments in sales, marketing, engineering or other activities;
- volatility in our stock price, which may lead to higher stock compensation expenses;
- fluctuations in our effective tax rate, changes in the valuation of our deferred tax assets or liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles, or interpretations thereof;
- the timing of revenue recognition in any given quarter as a result of timing of the orders meeting the relevant revenue recognition criteria;
- our ability to monitor and assess compliance with environmental laws by our contract manufacturer and distribution partners;
- the regulatory environment for the certification and sale of our products; and
- seasonal demand for our products, some of which may not be currently evident due to our revenue growth during fiscal 2010, 2011 and 2012.

As a result, our quarterly operating results are difficult to predict even in the near term. In one or more future quarterly periods, our operating results may fall below the expectations of securities analysts and investors or below any guidance we may provide to the market. In this event, the trading price of our common stock could decline significantly. Such a stock price decline could occur even when we have met our publicly stated revenue and/or earnings guidance.

We expect our gross margin to vary over time and our recent level of product gross margin may not be sustainable.

Our product gross margin vary from quarter to quarter and the recent level of gross margin may not be sustainable and may be adversely affected in the future by numerous factors, including product or sales channel mix shifts, the percentage of revenue from international regions, increased price competition, increases in material or labor costs, excess product component or obsolescence charges from our contract manufacturers, write-downs for obsolete or excess inventory, increased costs due to changes in component pricing or charges incurred due to component holding periods if our forecasts do not accurately anticipate product demand, warranty-related issues, product discounting, freight charges, or our introduction of new products or new product platforms or entry into new markets with different pricing and cost structures. As a result of any of these factors, or other factors, our gross margin may be adversely affected, which in turn would harm our operating results.

Our products are highly technical and may contain undetected hardware errors or software bugs, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, are critical to the operation of many networks. We have focused, and intend to focus in the future, on getting our new products to market quickly. Due to our rapid product introductions, defects and bugs that may be contained in our products may not have manifested. Our products have contained and may contain undetected errors, bugs or security vulnerabilities when our products are first introduced and as new versions are released. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, bugs, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of current or prospective customers, damage to our brand and reputation, reduction in the market acceptance of our new products or new versions of our products, increased development costs, incurrence of product reengineering expenses, increased inventory costs and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. We intend to increase our market penetration and extend our geographic reach through our network of channel partners. We also plan to increase offshore operations by establishing additional offshore capabilities for certain engineering and general and administrative functions. This growth has placed and, if it continues, will further place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve and expand our information technology and financial infrastructure, operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. To keep pace with the growth in our business, we will be required to make significant investments in our information technology infrastructure. Further, we will continuously enhance our information technology infrastructure to address any actual or potential deficiencies in our IT systems and related control environment. We recently identified several deficiencies in our IT systems. If we fail to improve our systems and processes in general, and our information technology systems and these deficiencies in particular, to keep pace with our growth, or if our systems and processes fail to operate in the intended manner, we could experience a material weakness in our internal control over financial reporting, or be unable to manage the growth of our business, accurately forecast our revenue, expenses and earnings, or prevent certain losses. Any future growth would add complexity to our organization and require effective coordination within our organization. If we do not effectively manage our growth, our business, operating results and financial condition could be adversely affected.

If we do not achieve increased tax benefits as a result of our new corporate structure, our financial condition and operating results could be adversely affected.

We implemented a new structure of our corporate organization during the first quarter of fiscal 2012 to more closely align our corporate organization with the international nature of our business activities and to reduce our overall effective tax rate through changes in how we develop and use our intellectual property and the structure of our international procurement and sales, including by entering into transfer-pricing arrangements that establish transfer prices for our intercompany transactions. We anticipate achieving a reduction in our overall effective tax rate in the future as a result. There can be no assurance that the taxing authorities of the jurisdictions in which we operate or to which we are otherwise deemed to have sufficient tax nexus will not challenge the tax benefits that we expect to realize as a result of the new structure. In addition, future changes to U.S. or non-U.S. tax laws, including proposed legislation to reform U.S. taxation of international business activities, would negatively impact the anticipated tax benefits of the new structure. Any benefits to our tax rate will also depend on our ability to operate our business in a manner consistent with the new structure of our corporate organization and applicable taxing provisions, including by eliminating the amount of cash distributed to us by our subsidiaries. If the intended tax treatment is not accepted by the applicable taxing authorities, changes in tax law negatively impact the structure or we do not operate our business consistent with the new structure and applicable tax provisions, we may fail to achieve the financial efficiencies that we anticipate as a result of the new structure, and our future operating results and financial condition may be negatively impacted.

Changes in our tax rates could adversely affect our future results.

We are a U.S. based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates, which are difficult to predict, could be unfavorably affected by the mix of international revenue, nondeductible stock-based compensation, changes in research and development tax credit laws, earnings being lower than anticipated in jurisdictions where we have lower statutory rates and being higher than anticipated in jurisdictions where we have higher statutory rates, transfer pricing adjustments, not meeting the terms and conditions of tax holidays or incentives, changes in the valuation of our deferred tax assets and liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles or interpretations thereof. Further, the accounting for stock compensation expense in accordance with Accounting Standards Codification Topic 718 *Stock Compensation* and uncertain tax positions in accordance with Accounting Standards Codification Topic 740 *Income Taxes* could result in more unpredictability and variability to our future effective tax rates.

We are also subject to the periodic examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. We may underestimate the outcome of such examinations which, if significant, would have a material adverse effect on our results of operations and financial condition.

In our recent history we have incurred net losses and we may not sustain profitability in the future.

We have a history of losses, with a few quarters of profitability during fiscal 2012 and 2011. We experienced a net loss of $8.9 million for fiscal 2012, net income of $70.7 million for fiscal 2011, and net loss of $34.0 million for fiscal 2010. As of July 31, 2012 and 2011, our accumulated deficit was $113.8 million and $104.9 million, respectively. Expenses associated with the continued development and expansion of our business, including expenditures to hire additional personnel for sales and marketing and technology development, could limit our ability to sustain operating profits. If we fail to increase revenue or manage our cost structure, we may not sustain profitability in the future. As a result, our business could be harmed, and our stock price could decline.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achieved by organizations that utilize our products. Customers typically undertake a significant evaluation process, which frequently involves not only our products but also those of our competitors and can result in a lengthy sales cycle, which typically ranges four to nine months in length but can be as long as 18 months. For example, we recently introduced Aruba ClearPass, a new product that is designed to securely provision and onboard iOS, Android, Mac OS X and Windows 7 Mobile devices on any network. Because this is a new product offering, potential customers may require a lengthy evaluation period before they make a purchase decision. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. Even after making the decision to purchase, customers may deploy our products slowly and deliberately. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Specifically, we view the federal vertical as highly dependent on large transactions, and therefore we could experience fluctuations from period to period in this vertical. Customers may also defer purchases as a result of anticipated or announced releases of new products or enhancements by our competitors or by us. Product purchases could be delayed by the volatile U.S., European and global economic environments, which have introduced additional risk into our ability to accurately forecast sales in a particular quarter. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

The market in which we compete is highly competitive, and competitive pressures from existing and new companies may have a material adverse effect on our business, revenue, growth rates and market share.

The market in which we compete is highly competitive and is influenced by the following competitive factors:

- comprehensiveness of the solution;
- performance of software and hardware products;
- ability to deploy easily into existing networks;
- interoperability with other devices;
- scalability of solution;
- ability to provide secure mobile access to the network;
- speed of mobile connectivity offering;
- initial price, total cost of ownership, and return-on-investment;
- ability to allow centralized management of products; and
- ability to obtain regulatory and other industry certifications.

We expect competition to intensify in the future as other companies introduce new products in the same markets we serve or intend to enter and as the market continues to consolidate. This competition could result in increased pricing pressure, reduced profit margin, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenue and prospects for growth.

Competitive products may in the future have better performance, more and/or better features, lower prices and broader acceptance than our products. A number of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. Currently, we compete with a number of large and well established public companies, including Cisco Systems (primarily through its Wireless Networking Business Unit), Hewlett-Packard and Motorola, as well as smaller companies and new market entrants, any of which could reduce our market share, require us to lower our prices, or both.

We expect increased competition from our current competitors, as well as other established and emerging companies, as our market continues to develop and expand. Our channel partners could market products and services that compete with our products and services. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers' perceptions of the viability of smaller and even medium-sized technology companies and, consequently, customers' willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

We sell a majority of our products through VADs, VARs, and OEMs. If these channel partners on which we rely do not perform their services adequately or efficiently, or if they exit the industry, are acquired by a competitor, or have financial difficulties, there could be a material adverse effect on our revenue and our cash flow.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of VADs, VARs, and OEMs, which we refer to as our indirect channel. We have dedicated a significant amount of effort to increase the use of our VADs and VARs in each of our theatres of operations. The percentage of our total revenue fulfilled from sales through our indirect channel was 92.5%, 93.0% and 92.4% for fiscal 2012, 2011 and 2010, respectively. We expect that over time, indirect channel sales will continue to constitute a significant majority of our total revenue. Accordingly, our revenue depends in large part on the effective performance of our channel partners. The table below represents the percentage of total revenue from our top channel partners (*represents less than 10%):

	Years Ended July 31,		
	2012	**2011**	**2010**
ScanSource, Inc. ("Catalyst")	21.4%	19.4%	17.1%
Avnet Logistics U.S. LP	14.1%	17.1%	16.6%
Alcatel-Lucent	*	13.9%	10.4%

Our agreements with our partners provide that they use reasonable commercial efforts to sell our products on a perpetual basis unless the agreement is otherwise terminated by either party. Our agreement with Alcatel-Lucent contains a "most-favored nations" clause, pursuant to which we agreed to lower the price at which we sell products to Alcatel-Lucent in the event that we agree to sell the same or similar products at a lower price to a similar customer on the same or similar terms and conditions. However, the specific terms of this "most-favored nations" clause are narrow and specific, and we have not to date incurred any obligations related to this term in the agreement.

Some of our indirect channel partners may have insufficient financial resources and may not be able to withstand changes in worldwide business conditions, including economic downturns, abide by our inventory and credit requirements, or have the ability to meet their financial obligations to us. The table below represents the percentage of total accounts receivable from our top channel partners (*represents less than 10%):

	As of July 31,	
	2012	**2011**
ScanSource, Inc. ("Catalyst")	15.7%	*
Avnet Logistics U.S. LP	19.0%	23.8%
Alcatel-Lucent	*	18.4%

If the indirect channel partners on which we rely do not perform their services adequately or efficiently, fail to meet their obligations to us, or if they exit the industry and we are not able to quickly find adequate replacements, there could be a material adverse effect on our revenue, cash flow and market share. By relying on these indirect channels, we may have less contact with the end users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs. In addition, our indirect channel partners may receive pricing terms that allow for volume discounts off of list prices for the products they purchase from us, which reduce our margin to the extent revenue from such channel partners increases as a proportion of our overall revenue.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no minimum purchase commitments with any of our VADs, VARs, or OEMs, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours or from terminating our contract on short notice. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to focus primarily on the sale of our products or offer our products at all. Our failure to establish and maintain successful relationships with indirect channel partners would likely materially adversely affect our business, operating results and financial condition.

We depend upon the development of new products and enhancements to our existing products. If we fail to predict and respond to emerging technological trends and our customers' changing needs, we may not be able to remain competitive.

We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs, either on a timely basis or at all. For example, we anticipate a need to continue to increase the mobility of our solution, and certain customers have delayed, and may in the future delay, purchases of our products until either new versions of those products are available or the customer evaluations are completed. If we fail to develop new products or product enhancements, our business could be adversely affected, especially if our competitors are able to introduce solutions with such increased functionality. In addition, as new mobile applications are introduced, our success may depend on our ability to provide a solution that supports these applications.

We are active in the research and development of new products and technologies and enhancing our current products. However, research and development in the enterprise mobility industry is complex and filled with uncertainty. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction of high quality products that are competitive in the marketplace, there could be a material adverse effect on our business, operating results, financial condition and market share. In addition, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, which may result in lost market opportunities. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners. There could be a material adverse effect on our business, operating results, financial condition and market share due to such delays or deficiencies in the development, quality, manufacturing and delivery of new products.

Once a product is in the marketplace, its selling price often decreases over the life of the product, especially after a new competitive product is publicly announced. To lessen the effect of price decreases, our product management team attempts to reduce development and manufacturing costs in order to maintain or improve our margin. However, if cost reductions do not occur in a timely manner, there could be a material adverse effect on our operating results and market share. Further, the introduction of new products may decrease the demand for older products currently included in our inventory balances. As a result, we may need to record incremental inventory reserves for the older products that we do not expect to sell. This may have a material adverse effect on our operating results and market share.

We manufacture our products to comply with standards established by various standards bodies, including the Institute of Electrical and Electronics Engineers, Inc. ("IEEE"). If we are not able to adapt to new or changing standards that are ratified by these bodies, our ability to sell our products may be adversely affected. For example, prior to the ratification of the 802.11n wireless LAN standard ("11n") by the IEEE in 2009, we had been developing and were offering for sale products that complied with the draft standard that the IEEE had not yet ratified. Although the IEEE ratified the 11n standard and did not modify the draft of the 11n standard, the IEEE could modify the standard in the future. We remain subject to any changes adopted by various standards bodies, which would require us to modify our products to comply with the new standards, require additional time and expense and could cause a disruption in our ability to market and sell the affected products.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may acquire businesses, products or technologies. However, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals. These acquisitions and any future acquisitions may be viewed negatively by customers, financial markets or investors. In addition, these acquisitions and any future acquisitions that we may make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. We may also encounter difficulties in maintaining uniform standards, controls, procedures and policies across locations, or in managing geographically or culturally diverse locations. We may experience significant problems with acquired or integrated product quality. We may also experience significant liabilities associated with acquired or integrated technology. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition.

As a result of the fact that we outsource the manufacturing of our products to contract manufacturers, we do not have the ability to ensure quality control over the manufacturing process. Furthermore, if there are significant changes in the financial or business condition of our contract manufacturers, our ability to supply quality products to our customers may be disrupted.

As a result of the fact that we outsource the manufacturing of our products to contract manufacturers, we are subject to the risk of supplier failure and customer dissatisfaction with the quality or performance of our products. Quality or performance failures of our products or changes in the financial or business condition of our contract manufacturers could disrupt our ability to supply quality products to our customers and thereby have a material adverse effect on our business, revenue and financial condition.

We rely on purchase orders or long-term contracts with our contract manufacturers. Some of our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price. Our orders with our contract manufacturers represent a relatively small percentage of the overall orders received by them from their customers. As a result, fulfilling our orders may not be considered a priority in the event our contract manufacturers are constrained in their abilities to fulfill all of their customer obligations in a timely manner. We provide demand forecasts to our contract manufacturers. To the extent that any such demand forecast is binding, if we overestimate our requirements, our contract manufacturers may assess charges, or we may have liabilities for excess inventory, each of which could negatively affect our gross margin. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and the demand for each component at a given time, if we underestimate our requirements, our contract manufacturers may have inadequate materials and components required to produce our products. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenue. In addition, on occasion we have underestimated our requirements, and, as a result, we have been required to pay additional fees to our contract manufacturers in order for manufacturing to be completed and shipments to be made on a timely basis.

It is time consuming and costly to qualify and implement contract manufacturer relationships. If any of our contract manufacturers suffer an interruption in their business, or experiences delays, disruptions or quality control problems in their manufacturing operations, or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed, and our business, operating results and financial condition would be adversely affected. In addition, the majority of our manufacturing is performed overseas and is therefore subject to risks associated with doing business in other countries.

Our contract manufacturers purchase some components, subassemblies and products from a single supplier or a limited number of suppliers, and with respect to some of these suppliers, we have entered into license agreements that allow us to use their components in our products. The loss of any of these suppliers or the termination of any of these license agreements may cause us to incur additional set-up costs, result in delays in manufacturing and delivering our products, or cause us to carry excess or obsolete inventory.

Shortages in components that we use in our products are possible, and our ability to predict the availability of such components may be limited. While components and supplies are generally available from a variety of sources, we currently depend on a limited number of suppliers for several components for our equipment and certain subassemblies and products. We rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products, including those components, subassemblies and products that are only available from a single supplier or a limited number of suppliers.

For example, our solution incorporates both software products and hardware products, including a series of high-performance programmable mobility controllers and a line of wired and wireless access points. The chipsets that our contract manufacturers source and incorporate in our hardware products are currently available only from a limited number of suppliers, with whom neither we nor our contract manufacturers have entered into supply agreements. All of our access points incorporate components from Atheros, and some of our mobility controllers incorporate components from Broadcom Corporation ("Broadcom") and Netlogic Microsystems Inc. ("Netlogic"). We have entered into license agreements with Atheros, Broadcom and Netlogic, the termination of which could have a material adverse effect on our business. Our license agreements with Atheros, Broadcom and Netlogic have perpetual terms in that they will automatically be renewed for successive one-year periods unless the agreement is terminated prior to the end of the then-current term. As there are no other sources for identical components, in the event that our contract manufacturers are unable to obtain these components from Atheros, Broadcom or Netlogic, we would be required to redesign our hardware and software in order to incorporate components from alternative sources. All of our product revenue is dependent upon the sale of products that incorporate components from Atheros, Broadcom or Netlogic.

In addition, increased demand by third parties for the components, subassemblies and products we use in our products may lead to decreased availability and higher prices for those components, subassemblies and products. For certain components, subassemblies and products for which there are multiple sources, we are still subject to potential price increases and limited availability due to market demand for such components, subassemblies and products. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts. If such shortages occur in the future, our business would be adversely affected. We carry very little to no inventory of our product components, and we and our contract manufacturers rely on our suppliers to deliver necessary components in a timely manner. We and our contract manufacturers rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we or our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, may not be able to meet customer demands for our products, which would have a material adverse effect on our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

We derive a significant portion of our revenue from customers outside the United States. We have sales and technical support personnel in numerous countries worldwide. In addition, our product configuration and fulfillment are handled in Singapore and a portion of our engineering and order management efforts are currently handled by personnel located in India and China, and we expect to expand our offshore development efforts within India and China and possibly in other countries. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

- the difficulty and cost of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
- the difficulty in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;
- the need to localize our products for international customers;
- unfavorable changes in tax treaties or laws;
- tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;
- increased exposure to foreign currency exchange rate risk;
- increased exposure to political and economic instability, war and terrorism;

- limited protection for intellectual property rights in some countries; and
- increased cost of terminating international employees in some countries.

Moreover, local laws and customs in many countries differ significantly from those in the United States. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. There can be no assurance that our employees, contractors, and agents will not take actions in violation of our policies and procedures, which are designed to ensure compliance with U.S. and foreign laws and policies. Violations of laws or key control policies by our employees, contractors, or agents could result in financial reporting problems, fines, penalties, or prohibition on the importation or exportation of our products, and could have a material adverse effect on our business, financial condition and results of operations.

Foreign currencies periodically experience rapid fluctuations in value against the U.S. dollar. Any foreign currency devaluation against the U.S. dollar increases the real cost of our products to our customers and partners in foreign markets where we sell in U.S. dollars, which has resulted in the past and may result in the future in delayed or cancelled purchases of our products and, as a result, lower revenue. In addition, this increase in cost increases the risk to us that we will be unable to collect amounts owed to us by such customers or partners, which in turn would impact our revenue and could materially adversely impact our business and financial results. Any devaluation may also lead us to more aggressively discount our prices in foreign markets in order to maintain competitive pricing, which would negatively impact our revenue and gross margin. Conversely, a weakened U.S. dollar could increase the cost of local operating expenses and procurement of raw materials to the extent we purchase components in foreign currencies.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. Due to the rapid pace of technological change in our industry, much of our business and many of our products rely on proprietary technologies of third parties, and we may not be able to obtain, or continue to obtain, licenses from such third parties on reasonable terms. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As our business expands and the number of products and competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements.

Impairment of our goodwill or other assets would negatively affect our results of operations.

Our acquisitions have resulted in total goodwill of $56.9 million and intangible assets of $27.0 million as of July 31, 2012. Goodwill is reviewed for impairment at least annually or sooner under certain circumstances. Other intangible assets that are deemed to have finite useful lives are amortized over their useful lives but must be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Screening for and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Therefore, we cannot assure investors that a charge to operations will not occur as a result of future goodwill and intangible asset impairment tests. If impairment is deemed to exist, we would write down the recorded value of these intangible assets to their fair values. If and when these write-downs do occur, they could harm our business, financial condition, and results of operations.

If we lose members of our senior management or are unable to recruit and retain key employees on a cost-effective basis, or if we fail to effectively integrate new officers or key personnel into our organization, our business could be harmed.

Our success is substantially dependent upon the performance of our senior management. All of our executive officers are at-will employees, and we do not maintain any key-man life insurance policies. The loss of the services of any members of our management team may significantly delay or prevent the achievement of our product development and other business objectives and could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales, research and development, and customer service departments. Experienced management and technical, sales, marketing and support personnel in the IT industry are in high demand, and competition for their talents is intense. Additionally, fluctuations or a sustained decrease in the price of our stock could affect our ability to attract and retain such personnel. When our stock price declines, our equity incentive awards may lose retention value, which may negatively affect our ability to attract and retain such personnel. We may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. The loss of, or the inability to recruit, such employees could have a material adverse effect on our business.

Our future performance will depend in part on our ability to successfully integrate any new executive officers or key personnel into our management team and develop an effective working relationship among senior management. Our Chief Operating Officer recently departed and, as a result, we need to transition his responsibilities to other areas of the organization. Similarly, when key personnel depart the company, we have needed to transition their responsibilities to both current and new employees within the organization. If we fail to transition these responsibilities effectively, or if we fail to integrate any executive officer or key personnel whom we may hire in the future, and create effective working relationships among them and other members of management, our business operating results and financial condition could be adversely affected.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end customers' networks, our customers depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our end customers in deploying our products, succeed in helping our end customers quickly resolve post-deployment issues, or provide effective ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure, or the failure of our channel partners, to maintain high quality support and services would have a material adverse effect on our business, operating results and financial condition.

Enterprises are increasingly concerned with the security of their data, and to the extent they elect to encrypt data between the end user and the server, our products will become less effective.

Our products depend on the ability to identify applications. Our products currently do not identify applications if the data is encrypted as it passes through our mobility controllers. Since most organizations currently encrypt most of their data transmissions only between sites and not on the LAN, the data is not encrypted when it passes through our mobility controllers. If more organizations elect to encrypt their data transmissions from the end user to the server, our products will offer limited benefits unless we have been successful in incorporating additional functionality into our products that address those encrypted transmissions. At the same time, if our products do not provide the level of network security expected by our customers, our reputation and brand would be damaged, and we would expect to experience decreased sales. Our failure to provide such additional functionality and expected level of network security could adversely affect our business, operating results and financial condition.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. We could also be subject to similar conditions or restrictions should there be any changes in the licensing terms of the open source software incorporated into our products. In either event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We rely on the availability of third-party licenses.

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Enterprises may have slow WAN connections between some of their locations that may cause our products to become less effective.

Our mobility controllers and network management software were initially designed to function at LAN-like speeds in an office building or campus environment. In order to function appropriately, our mobility controllers synchronize with each other over network links. The ability of our products to synchronize may be limited by slow or congested data-links, including digital subscriber line ("DSL") and dial-up. Our failure to provide such additional functionality could adversely affect our business, operating results and financial condition.

New regulations or changes in existing regulations related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products are subject to governmental regulations in a variety of jurisdictions. If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and there could be a material adverse effect on our business and results of operations. For example, radio emissions are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union ("EU") have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions, and chemical substances and use standards.

If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and there could be a material adverse effect on our business and our results of operations.

In addition, our wireless communication products operate through the transmission of radio signals. Currently, operation of these products in specified frequency bands does not require licensing by regulatory authorities. Regulatory changes restricting the use of frequency bands or allocating available frequencies could become more burdensome and could have a material adverse effect on our business, results of operations and future sales.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our results of operations, expenses and financial condition.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and radio frequency transmission equipment and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may increase the cost of building and selling our products, create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would harm our business, operating results and financial condition.

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to compliance initiatives.

We incur significant legal, accounting and other expenses as a public company, including costs resulting from regulations regarding corporate governance practices and costs relating to compliance with the Sarbanes-Oxley Act. For example, the listing requirements of the Nasdaq Stock Market's Global Select Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains various provisions applicable to the corporate governance functions of public companies. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time consuming and costly. For example, these rules and regulations could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters or in either China or Singapore, where our major contract manufacturers are located, could have a material adverse impact on our business, operating results and financial condition. In addition, our support operations are all located in a single location in India. A natural catastrophe in this location can bring down our support operation. Our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, natural disasters, acts of terrorism or war could cause disruptions in our or our customers' businesses or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to Ownership of our Common Stock

Our stock price may be volatile.

The trading price of our common stock has been and may continue to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors that could affect the trading price of our common stock could include:

- variations in our operating results;
- announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;
- the gain or loss of significant customers;
- recruitment or departure of key personnel;
- the impact of unfavorable worldwide economic and market conditions;
- variations between our actual financial results and the published expectations of analysts;
- developments or disputes concerning our intellectual property or other proprietary rights;
- commencement of, or our involvement in, litigation;
- announcements by or about us regarding events or news adverse to our business;

- the loss or bankruptcy of any of our major customers, distribution partners or suppliers;
- variations in the operating results of other publicly traded corporations deemed by investors to be in our peer group;
- an announced acquisition of or by a competitor, or an announced acquisition of or by us;
- rumors and market speculation involving us or other companies in our industry;
- providing estimates of our future operating results, or changes in these estimates, either by us or by any securities analysts who follow our common stock, or changes in recommendations by any securities analysts who follow our common stock;
- significant sales, or announcement of significant sales, of our common stock by us or our stockholders;
- adoption or modification of regulations, policies, procedures or programs applicable to our business; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. All of these factors could cause the market price of our common stock to decline, and investors may lose some or all of the value of their investment.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may choose to raise additional capital. Such capital may not be available, or may be available on unfavorable terms, which may dilute the ownership of our common stock.

If we choose to raise additional funds through public or private debt or equity financings, due to unforeseen circumstances or material expenditures, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. In addition, capital raised through debt financing may require us to make periodic interest payments and may impose potentially restrictive covenants on the conduct of our business.

Provisions in our charter documents, Delaware law, employment arrangements with certain of our executives, and our OEM supply agreement with Alcatel-Lucent could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- our stockholders may not act by written consent or call special stockholders' meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders' meetings or special stockholders' meetings called by the board of directors, the chairman of the board, the Chief Executive Officer or the president;
- our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company; and
- our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Certain of our executives may be entitled to accelerated vesting of their stock options pursuant to the terms of their employment arrangements upon a change of control of our company. In addition to the arrangements currently in place with some of our executives, we may enter into similar arrangements in the future with other executives. Such arrangements could delay or discourage a potential acquisition of our company.

In addition, our OEM supply agreement with Alcatel-Lucent provides that, in the event of a change of control that would cause Alcatel-Lucent to purchase our products from an entity that is an Alcatel-Lucent competitor, we must, without additional consideration, (1) provide Alcatel-Lucent with any information required by Alcatel-Lucent to make, test and support the products that we distribute through our OEM relationship with Alcatel-Lucent, including all hardware designs and software source code, and (2) otherwise cooperate with Alcatel-Lucent to transition the manufacturing, testing and support of these products to Alcatel-Lucent. We are also obligated to promptly inform Alcatel-Lucent if and when we receive an inquiry concerning a bona fide proposal or offer to effect a change of control and will not enter into negotiations concerning a change of control without such prior notice to Alcatel-Lucent. Each of these provisions could delay or result in a discount to the proceeds our stockholders would otherwise receive upon a change of control or could discourage a third party from making a change of control offer.

We are required to evaluate our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

The Sarbanes-Oxley Act requires us to furnish a report by our management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While we were able to assert in this report that our internal control over financial reporting was effective as of July 31, 2012, we were not able to complete our assessment of the review, analysis and testing of the design and operating effectiveness of our internal control over financial reporting on a timely basis as a result of several deficiencies identified in our IT systems, which we are currently in the process of remediating. We must continue to monitor, enhance and assess our internal control over financial reporting. If we are unable to assert in any future reporting period that our internal control over financial reporting is effective (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

As of July 31, 2012, we leased approximately 400,000 square feet of space in our domestic and international locations. Approximately 70% of our leased properties are located in the United States. These domestic locations are primarily located in Sunnyvale California, which is where our corporate headquarters and warehouse facilities are located. Our international locations, which comprise approximately 30% of all our properties, are mainly located in India and China. Our international properties are primarily used for customer service centers, sales offices and research and development facilities. A significant portion of our office leases will expire in fiscal 2016. See Note 13 of our Notes to Consolidated Financial Statements for information regarding our lease obligations.

We believe that our current facilities are suitable and adequate to meet our current needs and we intend to add new facilities or expand existing facilities as necessary.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We expect that the number and significance of these matters will increase as our business expands. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to us or at all. If management believes that a loss arising from these matters is probable and can be reasonably estimated, we record the amount of the loss. As additional information becomes available, any potential liability related to these matters is assessed and the estimates revised. Based on currently available information, management does not believe that the ultimate outcomes of these unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on our financial position, liquidity or results of operations. However, litigation is subject to inherent uncertainties, and our view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position and results of operations or liquidity for the period in which the unfavorable outcome occurs or becomes probable, and potentially in future periods.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES*

Market Information for Our Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "ARUN". The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Select Market.

	High	Low
Fiscal 2011		
First Quarter	$22.80	$16.00
Second Quarter	$26.00	$20.37
Third Quarter	$36.29	$23.60
Fourth Quarter	$36.40	$21.83
Fiscal 2012		
First Quarter	$25.55	$16.20
Second Quarter	$25.10	$17.20
Third Quarter	$25.00	$19.20
Fourth Quarter	$21.05	$12.36

Holders

As of October 4, 2012, there were approximately 277 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Stock Performance Graph

The following graph compares, for the period between July 31, 2007 and July 31, 2012, the cumulative total stockholder return for our common stock, the Nasdaq Composite Index and the Nasdaq Computer Index. The graph assumes that $100 was invested on July 31, 2007 in our common stock, the Nasdaq Composite Index and the Nasdaq Computer Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance. This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Aruba Networks Inc, the NASDAQ Composite Index, and the NASDAQ Computer Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
7/07
7/08
7/09
7/10
7/11
7/12
Aruba Networks Inc
NASDAQ Composite
NASDAQ Computer

*$100 invested on 7/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending July 31.

Dividend Policy

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Repurchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 13, 2012, we announced a stock repurchase program for up to $100.0 million worth of our common stock. We are authorized to make repurchases in the market until June 6, 2014, and any such repurchases will be funded from available working capital. The number of share repurchases and the timing of repurchases is based on the price of our common stock, general business and market conditions, and other investment considerations. Shares are retired upon repurchase. Our policy related to repurchases of our common stock is to charge any excess of cost over par value entirely to additional paid-in capital. As of July 31, 2012, we repurchased a total of 1,408,504 shares for a total purchase price of $19.9 million, with $80.1 million remaining authorized under the stock repurchase program.

Common stock repurchase activity under our repurchased program in fiscal 2012 was as follows (in thousands, except per share amounts):

Period	Total Number of Shares Purchased	Average Price Per Share	Total Number of Shares Purchased As Part of Publicly Announced Plan	Maximum Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program (in thousands)
May 1, 2012 - May 31, 2012	—	$ —	—	$ —
June 1, 2012 - June 30, 2012	276,159	14.46	276,159	$96,007
July 1, 2012 - July 31, 2012	1,132,345	14.03	1,132,345	$80,115
Total	1,408,504	$14.10	1,408,504	

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA*

You should read the following selected consolidated historical financial data below in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, related notes and schedule, and other financial information included in this report. The selected consolidated financial data in this section is not intended to replace the Consolidated Financial Statements and is qualified in its entirety by the Consolidated Financial Statements and related notes and schedule included in this report. The consolidated statement of operations data for the years ended July 31, 2009 and 2008, and the consolidated balance sheet data as of July 31, 2010, 2009, and 2008 are derived from audited consolidated financial statements, which are not included in this report.

	Years Ended July 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue:					
Product	$434,733	$334,860	$221,474	$161,927	$148,550
Professional services and support	81,185	61,063	44,323	35,946	26,244
Ratable product and related professional services and support	851	591	737	1,386	3,466
Total revenue	516,769	396,514	266,534	199,259	178,260
Cost of revenue(1):					
Product	130,446	107,820	77,070	59,917	48,126
Professional services and support	20,938	14,873	8,775	7,437	7,761
Ratable product and related professional services and support	54	10	229	483	1,228
Total cost of revenue	151,438	122,703	86,074	67,837	57,115
Gross profit	365,331	273,811	180,460	131,422	121,145
Operating expenses:					
Research and development(1)	109,448	84,890	51,619	40,293	37,393
Sales and marketing(1)	198,373	154,239	109,393	90,241	86,008
General and administrative(1)	46,775	39,431	30,953	23,198	17,740
Acquisition related severance expense	—	—	—	—	197
Restructuring expenses	—	—	—	1,447	—
Litigation reserves	—	—	21,900	—	—
Total operating expenses	354,596	278,560	213,865	155,179	141,338
Operating income (loss)	10,735	(4,749)	(33,405)	(23,757)	(20,193)
Other income, net	2,825	3,802	135	1,132	4,036
Income (loss) before provision for (benefit from) income taxes	13,560	(947)	(33,270)	(22,625)	(16,157)
Provision for (benefit from) income taxes	22,411	(71,635)	728	788	967
Net income (loss)	$ (8,851)	$ 70,688	$ (33,998)	$ (23,413)	$ (17,124)
Shares used in computing net income (loss) per common — basic	108,774	100,299	89,978	84,612	79,467
Net income (loss) per common share — basic	$ (0.08)	$ 0.70	$ (0.38)	$ (0.28)	$ (0.22)
Shares used in computing net income (loss) per common — diluted	108,774	117,117	89,978	84,612	79,467
Net income (loss) per common share — diluted	$ (0.08)	$ 0.60	$ (0.38)	$ (0.28)	$ (0.22)

(1) Includes stock-based compensation as follows:

	Years Ended July 31,				
	2012	2011	2010	2009	2008
			(in thousands)		
Cost of revenue	$ 5,318	$ 3,464	$ 1,397	$ 1,018	$ 704
Research and development	$31,203	$23,026	$10,716	$ 7,577	$6,200
Sales and marketing	$34,653	$24,399	$14,205	$10,520	$8,953
General and administrative	$12,738	$12,862	$ 9,763	$ 5,464	$3,421

	As of July 31,				
	2012	2011	2010	2009	2008
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$133,629	$ 80,773	$ 31,254	$ 41,298	$ 37,602
Short-term investments	$212,601	$153,185	$124,167	$ 81,839	$ 64,130
Working capital	$355,930	$269,900	$133,927	$115,639	$103,097
Total assets	$648,896	$488,056	$250,707	$203,054	$188,801
Common stock and additional paid-in-capital	$582,088	$450,157	$326,187	$279,035	$249,139
Total stockholders' equity	$466,890	$345,342	$150,655	$137,585	$130,875

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and related notes included elsewhere in this report.

Overview

Aruba Networks is the leading provider of next-generation network access solutions for mobile enterprise networks. The MOVE architecture unifies wired and wireless infrastructures into one seamless network access solution — for traveling business professionals, remote workers, corporate headquarters employees and guests. With the Aruba MOVE architecture, access privileges are linked to a user's identity. That means an enterprise workforce has consistent, secure access to network resources based on who they are — no matter where they are, what devices they are using or how they are connected.

It's a unique approach that's driven by mobility and the proliferation of Wi-Fi-enabled mobile devices. These devices — which have no Ethernet port — are connecting to enterprise networks in unprecedented numbers and will quickly surpass desktop connections. Aruba meets this challenge by eliminating the cost and complexity of managing separate wired and wireless access policies. In fact, with Aruba, our customers need fewer ports and consequently less equipment in the wiring closet — effectively rightsizing our customers' access infrastructure.

Aruba's MOVE architecture provides context-aware networking for the post-PC era. Mobility network services are delivered centrally from the data center across thin network access devices or on-ramps. At the heart of Aruba MOVE, a single set of mobility network services manages security, policy and network performance for every user and device on the network, regardless of location or how they connect. This mobility- and user-centric approach makes it possible to re-architect the access network to simultaneously provide workforce mobility and reduce costs. To connect users into the network, whether at work, home, or on the road, Aruba access on-ramps include wireless, wired, and VPN products. Device configuration, security policies, and reporting are all done centrally in the data center effectively making installation a zero-touch experience.

A key new addition to our MOVE architecture is our ClearPass Access Management System. Ideal for BYOD provisioning and onboarding, ClearPass makes it easy for IT-issued and personal mobile devices to securely connect to any network. By centralizing access policies across the entire network, ClearPass automates differentiated user and device access, policy management and the provisioning of devices for secure network access and posture assessment. This ensures that each user has the right access privileges based on who they are and what device they are using. ClearPass is essential when increasing numbers of consumer devices — Windows, Mac OS X, iOS, Android and Linux — connect to the network and access is required by a broader range of users — employees, visitors, customers and contractors.

Another key addition is Aruba Instant, a controller-less Wi-Fi solution that combines ease-of-use and cost-effectiveness with best-in-class security, resiliency and intelligence. In Aruba Instant mode, a single access point is dynamically elected the master, which automatically distributes the network configuration to other Aruba Instant APs in the WLAN. Our customers simply power-up one Aruba Instant AP, configure it over the air, and plug in the other access points. The entire deployment process is substantially reduced, saving our customers' time and operational expenses.

Our products have been sold to over 20,000 customers worldwide, including some of the largest and most complex global organizations. We have implemented a two-tier distribution model in most areas of the world, including the United States, with value added distributors ("VADs") and original equipment manufacturers ("OEM's") selling our portfolio of products, including a variety of our support services, to a diverse number of value added resellers ("VARs"). Our focus continues to be management of our channel including selection and growth of high prospect partners, activation of our VARs and VADs through active training and field collaboration, and evolution of our channel programs in consultation with our partners.

Major Trends Affecting Our Financial Results

Worldwide Economic Conditions

Our business depends on the overall demand for IT and on the economic health and general willingness of our current and prospective customers to make capital commitments. If the conditions in the U.S., European and global economic environments remain uncertain or continue to be volatile, or if they deteriorate further, our business, operating results, and financial condition may be materially adversely affected. Economic weakness, customer financial difficulties and constrained spending on IT initiatives have resulted, and may in the future result, in challenging and delayed sales cycles and could negatively impact our ability to forecast future periods. In particular, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates.

Revenue

Our ability to increase our product revenue will depend significantly on continued growth in the market for enterprise mobility and remote networking solutions, continued acceptance of our products in the marketplace, our ability to continue to attract new customers, our ability to compete, the willingness of customers to displace wired networks with wireless LANs, in particular, wireless LANs that utilize our 802.11n solution, and our ability to continue to sell into our installed base of existing customers. Our growth in support revenue is dependent upon increasing the number of products under support contracts, which is dependent on both growing our installed base of customers and renewing existing support contracts. Our future profitability and rate of growth, if any, will also be directly affected by the timing and size of orders, product and channel mix, average selling prices, costs of our products, our ability to effectively implement and generate incremental business from our two-tier distribution model, general economic conditions, and the extent to which we invest in our sales and marketing, research and development, and general and administrative resources.

The revenue growth that we have experienced has been driven primarily by an expansion of our customer base coupled with increased purchases from existing customers. We believe the growth we have experienced is the result of business enterprises needing to provide secure mobility to their users in a manner that we believe is more cost effective than the traditional approach of using port-centric networks. While our revenue growth rate slowed over the last fiscal year, we believe that our product offerings, in particular our products that incorporate ClearPass, MOVE and Aruba Instant technologies, will enable broader networking initiatives by both our current and potential customers in the future. Each quarter, our ability to meet our product revenue expectations is dependent upon (1) new orders received, shipped, and recognized in a given quarter, (2) the amount of orders booked but not shipped in the prior quarter that are shipped in the current quarter, and (3) the amount of deferred revenue entering a given quarter. Our product deferred revenue is comprised of:

- product orders that have shipped but where the terms of the agreement, typically with our large customers, contain acceptance terms and conditions or other terms that require that the revenue be deferred until all revenue recognition criteria are met; and
- product orders shipped to our VADs and OEMs for which we have not yet received persuasive evidence from the VADs or OEMs of a sale to an end customer.

We typically ship products within a reasonable time period after the receipt of an order.

Costs and Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation for our employees, including commissions for sales personnel and stock-based compensation for all employees. Personnel-related costs are the most significant component of each of these categories. As of July 31, 2012, we had 1,223 employees worldwide compared to 1,057 employees at July 31, 2011. The increase in employees is the most significant driver behind the increase in costs and operating expenses in fiscal 2012. Going forward, we expect to continue to hire employees throughout the company.

Significant Events

Our financial results during the year ended July 31, 2012 were affected by certain significant events that should be considered in comparing the periods presented.

Business Combinations

On November 30, 2011, we completed our acquisition of Avenda Systems ("Avenda"), a leading developer of network security solutions. The purchase price was $35.5 million, which is comprised of $23.5 million of cash and $12.0 million of common stock. As part of the acquisition agreement, we agreed to incremental cash payments of up to approximately $6.0 million to Avenda's former employees who became our employees, which will be made over a period of up to two years from the closing date, subject to certain continued employment restrictions. Approximately $3.0 million of the incremental payments were paid immediately after the acquisition date and were included in the purchase price allocation. The remaining balance of approximately $3.0 million was excluded from the purchase price allocation and will be recorded as compensation expense over the service period. The acquisition resulted in additional goodwill of $23.6 million.

On May 23, 2012, we acquired a wireless technology company. The total purchase price was approximately $1.4 million in cash, $0.3 million of which was placed in escrow to secure our indemnification rights under the purchase agreement. The acquisition resulted in additional goodwill of $0.2 million. In addition, we agreed to an incremental cash payment and stock awards totaling approximately $4.0 million, subject to certain vesting conditions and continued employment restrictions. The incremental cash payment and stock awards will be recorded as compensation expense over the service period.

Stock Repurchase

On June 13, 2012, we announced a stock repurchase program for up to $100.0 million worth of our common stock. We are authorized to make repurchases in the open market until June 6, 2014, and any such repurchases will be funded from available working capital. The number of share repurchases and the timing of repurchases are based on the price of our common stock, general business and market conditions, and other investment considerations Shares are retired upon repurchase. Our policy related to repurchases of our common stock is to charge any excess of cost over par value entirely to additional paid-in capital. As of July 31, 2012, we repurchased a total of 1,408,504 shares for a total purchase price of $19.9 million, with $80.1 million remaining authorized under the stock repurchase program.

Revenue, Cost of Revenue and Operating Expenses

Revenue

We derive our revenue from sales of our ArubaOS operating system, controllers, wired and wireless access points, switches, application software modules, multi-vendor management solution software, and professional services and support. Professional services revenue consists of consulting and training services. Consulting services primarily consist of installation support services. Training services are instructor led courses on the use of our products. Support services typically consist of software updates, on a when-and-if available basis, telephone and internet access to technical support personnel and hardware support. We provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period.

We sell our products directly through our sales force and indirectly through VADs, VARs, and OEMs. We expect revenue from indirect channels to continue to constitute a significant majority of our future revenue.

We sell our products to channel partners and end customers located in the Americas, Europe, the Middle East, Africa and Asia Pacific. We continue to expand into international locations and introduce our products in new markets, and we expect international revenue to increase in absolute dollars and remain consistent or increase as a percentage of total revenue in fiscal 2013 compared to fiscal 2012. For more information about our international revenue, see Note 12 of the Notes to Consolidated Financial Statements.

Cost of Revenue

Cost of product revenue consists primarily of manufacturing costs for our products, shipping and logistics costs, and expenses for inventory obsolescence and warranty obligations. We utilize third parties to manufacture our products and perform shipping logistics. We have outsourced the substantial majority of our manufacturing, repair and supply chain operations. Accordingly, the substantial majority of our cost of revenue consists of payments to our contract manufacturers. Our contractor manufacturers produce our products in China and Singapore using quality assurance programs and standards that we jointly established. Manufacturing, engineering and documentation controls are conducted at our facilities in Sunnyvale, California, Bangalore, India and Beijing, China. Cost of product revenue also includes amortization expense from our purchased intangible assets.

Cost of professional services and support revenue is primarily comprised of personnel costs, including stock-based compensation, of providing technical support, including personnel costs associated with our internal support organization. In addition, we engage a third-party support vendor to complement our internal support resources, the costs of which are included within costs of professional services and support revenue.

Gross Margin

Our gross margin has been, and will continue to be, affected by a variety of factors, including:

- the proportion of our products that are sold through direct versus indirect channels;
- product mix and average selling prices;
- new product introductions, such as our MOVE architecture, our ClearPass solutions, and product enhancements made by us as well as those made by our competitors;
- pressure to discount our products in response to our competitor's discounting practices;
- mix of revenue attributed to our international regions;
- demand for our products and services;
- our ability to attain volume manufacturing pricing from our contract manufacturers and our component suppliers;
- losses associated with excess and obsolete inventory;
- growth in our headcount and other related costs incurred in our customer support organization;

- costs associated with manufacturing overhead;
- our ability to manage freight costs; and
- amortization expense from our purchased intangible assets.

Due to higher net effective discounts for products sold through our indirect channel, our overall gross margin for indirect channel sales are typically lower than those associated with direct sales. We expect product revenue from our indirect channel to continue to constitute a significant majority of our total revenue, which, by itself, negatively impacts our gross margin. Further, we expect that within our indirect channel, sales through our VADs and OEMs will continue to be significant, which will negatively impact our gross margin as VADs and OEMs generally experience a larger net effective discount than our other channel partners.

Research and Development Expenses

Research and development expenses primarily consist of personnel costs and facilities costs. We expense research and development expenses as incurred. We are devoting substantial resources to the continued development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe it is essential to maintaining our competitive position. For fiscal 2013, we expect research and development expenses to increase on an absolute dollar basis and as a percentage of revenue compared to fiscal 2012.

Sales and Marketing Expenses

Sales and marketing expenses represent the largest component of our operating expenses and primarily consist of personnel costs, sales commissions, marketing programs and facilities costs. Amortization expense related to our purchased intangible assets is also included in sales and marketing expenses. Marketing programs are intended to generate revenue from new and existing customers and are expensed as incurred. We plan to continue to invest strategically in sales and marketing with the intent to add new customers and increase penetration within our existing customer base, expand our domestic and international sales and marketing activities, build brand awareness and sponsor additional marketing events. We expect future sales and marketing expenses to continue to be our most significant operating expense. Generally, sales personnel are not immediately productive, and thus, the increase in sales and marketing expenses that we experience as we hire additional sales personnel is not expected to immediately result in increased revenue. As a result, these expenses will reduce our operating margin until such sales personnel become productive and generate revenue. Accordingly, the timing of sales personnel hiring and the rate at which they become productive will affect our future performance. For fiscal 2013, we expect sales and marketing expenses to increase on an absolute dollar basis and as a percentage of revenue compared to fiscal 2012.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel and facilities costs related to our executive, finance, human resource, information technology and legal organizations, as well as insurance, investor relations, and IT infrastructure costs related to our enterprise resource planning ("ERP") system. Further, our general and administrative expenses include professional services consisting of outside legal, audit, Sarbanes-Oxley and IT consulting costs. We have incurred in the past, and may continue to incur, significant legal costs defending ourselves against claims made by third parties. These expenses are expected to continue as part of our ongoing operations and depending on the timing and outcome of lawsuits and the legal process, could have a significant impact on our financial statements. For fiscal 2013, we expect general and administrative expenses to remain constant or increase in absolute dollars and decrease as a percentage of revenue compared to fiscal 2012, however fluctuations in professional services can cause an increase in any particular quarter.

Other Income (Expense), net

Other income (expense), net includes interest income on cash balances, accretion of discount or amortization of premium on short-term investments, losses or gains on foreign exchange rate changes, and in connection with our acquisition of Azalea in September 2010, changes in the fair value of our contingent rights liability.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require us to make estimates and judgments that affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, as well as the reported amounts of revenue and expenses during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our Consolidated Financial Statements will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, share-based compensation, inventory valuation, allowance for doubtful accounts, impairment of goodwill and intangible assets, and accounting for income taxes.

Revenue Recognition

Total revenue is derived primarily from the sale of products and services, including professional services and support. The following revenue recognition policies define the manner in which we account for our sales transactions.

We recognized revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred or the title and risk of loss has passed; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is reasonably assured.

Our fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of our contracts do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the customer has accepted, or once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 60 days. In the event payment terms are provided that differs from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments are received, provided the remaining criteria for revenue recognition have been met.

We assess the ability to collect from our customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, we defer revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. We record estimated sales returns as a reduction to revenue upon shipment based on its contractual obligations and historical returns experience. In cases where we are aware of circumstances that will likely result in a specific customer's request to return purchased equipment, we record a specific sales returns reserve.

Effective beginning of fiscal 2011, we adopted Accounting Standards Update ("ASU") No. 2009-13, "*Multiple Deliverable Revenue Arrangements*" ("ASU 2009-13"). Our current revenue recognition policies, which were applied in fiscal 2012 and fiscal 2011, provide that, when a sales arrangement contains multiple elements, such as hardware and software products, licenses and/or services, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") of selling price if available, third party evidence ("TPE") of selling price, if VSOE is not available, or best estimated selling price ("BESP") if neither VSOE nor TPE is available. In multiple element arrangements where non-essential software deliverables are included, revenue for these multiple-element arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy in the applicable accounting guidance. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified return or refund privileges.

We establish VSOE of selling price using the price charged for a deliverable based upon the normal pricing and discounting practices when sold separately. VSOE for support services is measured by the stand-alone renewal rate offered to the customer. In determining VSOE, we require that a substantial majority of the selling prices for an element falls within a reasonably narrow pricing range, generally evidenced by a substantial majority of such historical stand-alone transactions falling within a reasonably narrow range of the median rates. In addition, we consider major service groups, geographies, customer classifications, and other variables in determining VSOE.

TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. We typically are not able to determine TPE for our products or services. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis.

When we are unable to establish the selling price of our non-software elements using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine BESP for a product or service by considering multiple factors including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies, customer classes and distribution channels.

We regularly review estimated selling price of the product offerings and maintains internal controls over the establishment and updates of these estimates. There was not a material impact to revenue recognized during the third quarter or first nine months of fiscal 2011, nor do we currently expect a material impact in the near term from changes in estimated selling prices, including VSOE of selling price.

For fiscal 2010, pursuant to the previous guidance for revenue arrangements with multiple deliverables prior to the adoption of ASU 2009-13, for a sales arrangement with multiple elements, we allocated revenue to each element based on its relative fair value, for software, based on VSOE of fair value. In the absence of fair value for a delivered element, we first allocated revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element could not be determined, we deferred revenue for the delivered elements until the undelivered elements were delivered or the fair value was determinable for the remaining undelivered elements. If the revenue for a delivered item was not recognized because it was not separable from the undelivered item, then we also deferred the cost of the delivered item. We limited the amount of revenue recognition for delivered elements to the amount that was not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified return or refund privileges.

Products

Product revenue consists of revenue from sales of our hardware appliances and perpetual software licenses. The majority of our products are hardware appliances containing software components that function together to provide the essential functionality of the product. Therefore, our hardware appliances are considered non-software elements and are not subject to the industry-specific software revenue recognition guidance. For these appliances, delivery occurs upon transfer of title and risk of loss, which is generally upon shipment. It is our practice to ensure an end-user has been identified by the channel partner prior to shipment to a channel partner. For end-users and channel partners, we generally had no significant obligations for future performance such as rights of return or pricing credits.

For sales to direct end-users and certain channel partners, including value-added resellers ("VARs"), and original equipment manufacturers ("OEMs"), we recognize product revenue upon delivery, assuming all other revenue recognition criteria are met. We also sell through value-added distributors ("VADs"). A significant portion of our sales are made through VADs under agreements allowing for stocking of our products in their inventory, pricing credits and limited rights of return for stock rotation. Product revenue on sales made through these VADs is initially deferred and revenue is recognized upon sell-through as reported by the VADs to us. The amount of inventory held by VADs pending a sale to an end customer was $4.8 million and $2.0 million as of July 31, 2012 and 2011.

Our product revenue also includes revenue from the sale of stand-alone software products. Stand-alone software products may operate on our hardware appliance but are not considered essential to the functionality of the hardware. Sales of stand-alone software generally include a perpetual license to our software. For sales of stand-alone software, we recognize revenue based on software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In the majority of our contracts, the only element that remains undelivered at the time of delivery of the product is support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When only the undelivered element for which we do not have VSOE of fair value is support, revenue for the entire arrangement is bundled and recognized ratably over the support period.

Services

Service revenue consists of revenue from support agreements, professional services, and training. Support services include repair and replacement of defective hardware appliances, software updates and access to technical support personnel. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Revenue for support services is recognized on a straight-line basis over the service contract term, which is typically one to five years. Revenue for professional services is recognized upon delivery or completion of performance. Professional service arrangements are typically short-term in nature and are largely completed within 90 days from the start of service. Revenue for training services is recognized upon delivery of the training. Costs associated with these service offerings are expensed as incurred.

Post-contractual services ("PCS") that we provide to our channel partners differ from PCS that we provide to our end customers in that we are only obligated to provide support services to the channel partner directly, while the channel partner is obligated to provide support services directly to the end customer. The channel partner is obligated to provide to the end customer first level troubleshooting assistance as well as second level support for high-level technical and product diagnosis which might include returned merchandise fulfillment. Our obligations are only to provide software upgrades and, in the unusual scenario in which the channel partner is unable to provide the technical support that the end customer requires, a third level technical diagnosis and support.

Ratable product and related professional services and support

Certain revenue arrangements prior to the second quarter of fiscal 2006 and those acquired through business combinations where we were not able to establish VSOE on prior services and support offerings are recognized ratably over the support period.

Shipping and Handling

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards made to employees and non-employees under the fair value method. Our share-based payment awards include stock options, restricted stock units and awards, employee stock purchase plan awards and performance-based awards. We calculate the fair value of restricted stock based on the fair market value on the date of grant. We calculate the fair value of stock options and employee stock purchase plans on the date of grant using the Black-Scholes option-pricing method. This methodology requires the use of subjective assumptions, including expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behavior, risk-free interest rates and expected dividends. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. We determine the amount of stock-based compensation expense based on awards that we ultimately expect to vest, reduced for estimated forfeitures. In addition, compensation expense includes the effects of awards modified, repurchased or cancelled.

Inventory Valuation

Inventory consists of hardware and related component parts and is stated at the lower of cost or market. Cost is computed using the standard cost, which approximates actual cost, on a first-in, first-out basis. We record inventory write-downs for potentially excess inventory based on forecasted demand, economic trends, technological obsolescence of our products and transition of inventory related to new product releases. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in cost of product revenue in the period the revision is made. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory write-downs amounted to $4.1 million, $2.6 million, and $2.9 million for fiscal years 2012, 2011, and 2010, respectively.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, our management considers, among other factors, (1) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (2) our historical write-offs, (3) the credit-worthiness of each customer, (4) the economic conditions of the customer's industry, and (5) general economic conditions, especially given the recent financial crisis in today's economic environment. In cases where we are aware of circumstances that may impair a specific customer's ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. The allowance for doubtful accounts was $0.3 million at July 31, 2012 and 2011.

Impairment of Goodwill and Intangible Assets

We perform an annual goodwill impairment test. For purposes of impairment testing, we have determined that we have only one reporting unit. The identification and measurement of goodwill impairment involves the estimation of the fair value of our company. These estimates of fair value are based on the best information available as of the date of the assessment, which primarily includes our market capitalization. As of the date of the assessment, our market capitalization was substantially in excess of our carrying value. As a result, we did not recognize impairment charges in any of the periods presented.

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from one to seven years. Amortization expense is recorded in the Consolidated Statements of Comprehensive Income in cost of revenue and sales and marketing expenses. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to estimated results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

Determination of recoverability of purchased intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset. We did not recognize impairment charges in any of the periods presented.

Screening for and assessing whether impairment indicators exist or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Additionally, changes in the technology industry occur frequently and quickly. Therefore, there can be no assurance that a charge to operating expenses will not occur as a result of future goodwill and purchased intangible impairment tests.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the Consolidated Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences, research and credit carryforwards and net operating loss carryforwards are deductible. To the extent deferred tax assets cannot be recognized under the preceding criteria, a valuation allowance is established.

As a result of our increasing profitability in fiscal 2011, expectations for continued profits going forward, and expected material taxable income generated from intercompany payments resulting from our offshore tax restructuring implemented during fiscal year 2012, we determined that it is more likely than not that future profitability will be sufficient to realize deferred income tax assets. In accordance with ASC 740 and related literature, we released a majority of our valuation allowances against our deferred income tax assets during the fourth quarter of fiscal 2011. We continue to maintain $0.1 million valuation allowance against a portion of our foreign net operating loss deferred tax assets. Net income for fiscal 2011 includes a discrete tax benefit of $72.8 million which was largely attributed to the release of our valuation allowances and the recording of the associated net deferred tax assets on our balance sheet. We continue to believe it is more likely than not that future profitability will be sufficient to realize our deferred tax assets.

Income tax contingencies are accounted for and may require significant management judgment in estimating final outcomes. Actual results could differ materially from these estimates and could significantly affect the effective tax rate and cash flows in future years. As of July 31, 2012 and 2011, we had $12.1 million and $10.9 million, respectively, of unrecognized tax benefits, which if recognized would affect our income tax expense.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

Results of Operations

The following table presents our historical operating results as a percentage of revenue for the periods indicated:

	Years Ended July 31,		
	2012	2011	2010
Revenue:			
Product	84.1%	84.5%	83.1%
Professional services and support	15.7%	15.4%	16.6%
Ratable product and related professional services and support	0.2%	0.1%	0.3%
Total revenue	100.0%	100.0%	100.0%
Cost of revenue:			
Product	25.2%	27.2%	28.9%
Professional services and support	4.1%	3.7%	3.3%
Ratable product and related professional services and support	0.0%	0.0%	0.1%
Gross margin	70.7%	69.1%	67.7%
Operating expenses:			
Research and development	21.2%	21.4%	19.4%
Sales and marketing	38.4%	38.9%	41.0%
General and administrative	9.0%	10.0%	11.6%
Litigation reserves	0.0%	0.0%	8.2%
Total operating expenses	68.6%	70.3%	80.2%
Operating margin	2.1%	(1.2%)	(12.5%)
Other income (expense), net			
Interest income	0.2%	0.2%	0.3%
Other income (expense), net	0.3%	0.7%	(0.3%)
Income (loss) before provision for (benefit from) income taxes	2.6%	(0.3%)	(12.5%)
Provision for (benefit from) income taxes	4.3%	(18.1%)	0.3%
Net income (loss)	(1.7%)	17.8%	(12.8%)

Revenue

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
Total revenue	$516,769	$396,514	$266,534
Type of revenue:			
Product	$434,733	$334,860	$221,474
Professional services and support	81,185	61,063	44,323
Ratable product and related professional services and support	851	591	737
Total revenue	$516,769	$396,514	$266,534
% revenue by type:			
Product	84.1%	84.5%	83.1%
Professional services and support	15.7%	15.4%	16.6%
Ratable product and related professional services and support	0.2%	0.1%	0.3%
Revenue by geography:			
United States	$323,331	$250,995	$166,584
Europe, the Middle East and Africa	89,540	62,595	38,140
Asia Pacific	89,677	70,171	51,110
Rest of World	14,221	12,753	10,700
Total revenue	$516,769	$396,514	$266,534
% revenue by geography:			
United States	62.6%	63.3%	62.5%
Europe, the Middle East and Africa	17.3%	15.8%	14.3%
Asia Pacific	17.4%	17.7%	19.2%
Rest of World	2.7%	3.2%	4.0%
Total revenue by sales channel:			
Indirect	$477,974	$368,945	$246,344
Direct	38,795	27,569	20,190
Total revenue	$516,769	$396,514	$266,534
% revenue by sales channel:			
Indirect	92.5%	93.0%	92.4%
Direct	7.5%	7.0%	7.6%

During fiscal 2012, total revenue increased $120.3 million, or 30.3%, over fiscal 2011, primarily due to an increase in product revenue.

Product revenue increased 29.8% during fiscal 2012 compared to fiscal 2011. The rapid proliferation of Wi-Fi enabled mobile devices, the adoption of BYOD policies by various enterprises, the increase in demand for multimedia-rich mobility applications are driving the increase in demand for our products. Our MOVE architecture continues to gain momentum as companies move toward a new architecture in which wireless becomes the primary access network, resulting in significant growth in the sales of our Access Point products, and an increase in both hardware and software product sales.

Professional services and support revenue increased 33.0% during fiscal 2012 compared to fiscal 2011. This increase is primarily a result of both increased product and first year support sales, and the renewal of support contracts by existing customers as our customer base continues to grow.

Ratable product and related professional services and support revenue are composed of certain revenue arrangements entered prior to the second quarter of fiscal 2006, and certain legacy Azalea transactions shipped prior to the acquisition, where we were not able to establish VSOE on prior services and support offerings and had to recognize revenue ratably over the support period. The increase in ratable product and related professional services and support revenue from fiscal 2011 to fiscal 2012 is due to recognition of revenue from certain legacy Azalea transactions where revenue recognition criteria became satisfied during fiscal 2012. We expect this revenue stream to continue to be a small portion of total revenue in future periods;

Revenue from our indirect sales channel increased during fiscal 2012 compared to fiscal 2011 and decreased slightly as a percentage of revenue. Going forward, we expect to continue to derive a significant majority of our total revenue from indirect channels as we continue to focus on improving the efficiency of marketing and selling our products through these channels.

Revenue from shipments to locations outside the United States increased during fiscal 2012 compared to fiscal 2011 due to strong demand across all of our geographies. Our international revenue increased 33% in fiscal 2012 compared to fiscal 2011. As a percentage of total revenue, the U.S. revenue was slightly down during fiscal 2012 compared to 2011. We expect to continue to increase our market penetration and extend our geographic reach through our network of channel partners.

During fiscal 2011, total revenue increased $130.0 million, or 48.8%, over fiscal 2010. The increase in fiscal 2011 compared to fiscal 2010 was attributable to broad-based demand across all of our major geographies and verticals, and the significant growth in our customer base. Our network rightsizing and MOVE architecture initiatives continued to gain momentum as companies move toward a new access network. The rapid proliferation of Wi-Fi enabled mobile devices, the increase in demand for multimedia-rich mobility applications, and the rise of both server and desktop virtualization is driving this trend.

Cost of Revenue and Gross Margin

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
Total revenue	$516,769	$396,514	$266,534
Cost of product	$130,446	$107,820	$ 77,070
Cost of professional services and support	20,938	14,873	8,775
Cost of ratable product and related professional services and support	54	10	229
Total cost of revenue	151,438	122,703	86,074
Gross profit	$365,331	$273,811	$180,460
Gross margin	70.7%	69.1%	67.7%

During fiscal 2012 total cost of revenue increased 23.4% compared to fiscal 2011 primarily due to the corresponding increase in our product revenue. The substantial majority of our cost of product revenue consists of payments to Sercomm and Flextronics, our largest contract manufacturers. For fiscal 2012, payments to Sercomm constituted approximately 31% of our cost of product revenue and payments to Flextronics and Flextronics-related costs constituted approximately 23% of our cost of product revenue.

Cost of professional services and support revenue increased 40.8% during fiscal 2012 compared to fiscal 2011. These increases were primarily due to an increase in headcount in our support and professional services organization to meet the growing demand for these services, including personnel who joined Aruba as a result of the acquisition of Avenda in November 2011.

Cost of ratable product and related professional services and support revenue increased during these periods consistent with the increase in ratable product and related professional services and support revenue.

As we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications. In addition, we plan to continue to hire additional personnel to support our growing international customer base which would increase our cost of professional services and support.

Gross margin increased 160 basis points during fiscal 2012 compared to fiscal 2011. This increase is due to favorable product and geographical mix as well as our continued technology differentiation and competitive position.

During fiscal 2011 total cost of revenue increased 42.6% compared to fiscal 2010 primarily due to the corresponding increase in our product revenue. The substantial majority of our cost of product revenue consists of payments to Flextronics, our largest contract manufacturer. For fiscal 2011, payments to Flextronics and Flextronics-related costs constituted approximately 43% of our cost of product revenue and payments to Sercomm constituted approximately 33% of our cost of product revenue.

Research and Development Expenses

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
Research and development expenses	$109,448	$84,890	$51,619
Percent of total revenue	21.2%	21.4%	19.4%

During fiscal 2012, research and development expenses increased 28.9% compared to fiscal 2011, primarily due to an increase of $11.4 million in personnel and related costs as we expanded our research and development team, including through our acquisitions. Stock-based compensation expense also increased by $8.1 million. Expenses for consulting and outside agencies increased $1.9 million primarily due to costs associated with our product development efforts. Facilities and IT-related expenses related to our worldwide research and development efforts, including depreciation expense, increased $2.8 million, of which $2.7 million is due to increased allocations which were previously classified in General and Administrative expenses.

During fiscal 2011, research and development expenses increased 64.5% compared to fiscal 2010, primarily due to an increase of $28.9 million in personnel and related costs, including an increase in stock-based compensation and associated payroll taxes of $13.1 million. The increase is directly related to an increase in headcount of 172 employees, including 52 from our acquisition of Azalea. Facilities expenses increased $1.2 million also due to the increase in headcount and the acquisition of the Azalea facilities. Expenses for consulting and outside agencies increased by $1.6 million as we increased our engineering program spend due to the ongoing evolution of our product roadmap. Depreciation expenses increased $1.0 million and software and hardware maintenance fees increased $0.3 million. Finally, amortization expense increased $0.2 million as a result of our two acquisitions in fiscal 2011.

Sales and Marketing Expenses

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
Sales and marketing expenses	$198,373	$154,239	$109,393
Percent of total revenue	38.4%	38.9%	41.0%

During fiscal 2012, sales and marketing expenses increased 28.6% compared to fiscal 2011. Personnel and related costs increased $25.6 million and stock-based compensation expense increased of $10.1 million due to a 23% increase in headcount. The increase in personnel and related costs included commission expense, which increased $7.3 million due to higher revenue in fiscal 2012 compared to fiscal 2011. Marketing expenses increased $3.6 million to support product demand generation and pipeline building. Pre-sales and training expenses also increased by $1.6 million due to increase in activity. Facilities and IT-related expenses related to our worldwide sales and marketing efforts also increased $2.3 million, of which $2.0 million is due to increased allocated costs which were previously classified in General and Administrative expenses.

During fiscal 2011, sales and marketing expenses increased 41.0% compared to fiscal 2010. Personnel and related costs increased $29.6 million primarily due to an increase in headcount of 122 employees. An increase in stock-based compensation and associated payroll taxes of $11.4 million contributed to the increase in personnel and related costs. Commission expense increased $10.0 million corresponding to the increase in revenue. Marketing expenses increased $3.7 million due to new product launches, specifically for our MOVE architecture launch, and user-group conventions we hosted. Recruiting expenses increased $0.7 million as we increased our headcount. Amortization expense of our purchased intangible assets increased $0.6 million as a result of our acquisitions. Finally, depreciation expense increased $0.3 million primarily due to purchases of computer equipment to support the increase in headcount.

General and administrative expenses

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
General and administrative expenses	$46,775	$39,431	$30,953
Percent of total revenue	9.0%	10.0%	11.6%

During fiscal 2012, general and administrative expenses increased 18.7% compared to fiscal 2011, primarily due to an increase of $4.4 million in personnel expenses as our headcount increased to support the growth of the business, as well as an increase in professional services fees of $4.1 million primarily due to legal, accounting and other services related to activities such as acquisitions and IT investment. These increases were partially offset by a net decrease of $1.5 million due to certain expenses related to facilities and IT being allocated out from G&A to other functional departments.

General and administrative expenses during fiscal 2011 increased 27.4% compared to fiscal 2010. Personnel expenses increased $8.4 million due to the increase in headcount and an increase in stock-based compensation and associated payroll taxes of $3.5 million. Facilities expenses increased $0.3 million and recruiting expenses increased $0.5 million, both due to the increase in headcount. Fees for accounting services increased $0.7 million. Business costs related to our foreign operations increased $0.4 million as we expanded internationally. These increases were offset by a decrease of $1.9 million in legal expenses. The higher legal expenses in fiscal 2010 were due to litigation we were involved in at that time and mergers and acquisitions activity.

Litigation Reserves

During fiscal 2010, we recorded charges totaling $21.9 million related to legal matters, which included a one-time payment to Motorola of $19.8 million as part of a Patent Cross License and Settlement Agreement we entered into in November 2009. The remaining $2.1 million of litigation reserves is related to other settlements entered into during fiscal 2010.

Other Income, net

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
Interest income	$1,194	$1,018	$ 834
Other income (expense), net	1,631	2,784	(699)
Total other income, net	$2,825	$3,802	$ 135

Interest income during fiscal 2012 increased 17.3% from fiscal 2011, primarily due to higher cash and investment balances in interest-earning accounts. Our average interest-earning cash and investment balance for fiscal 2012 was $220.4 million compared to $152.0 million for fiscal 2011.

Other income (expense), net decreased during fiscal 2012 compared to fiscal 2011 primarily as a result of the change in the fair value of our contingent rights liability related to the acquisition of Azalea Networks. See Note 2 of the Notes to Consolidated Financial Statements for further discussion.

Interest income increased during fiscal 2011 compared to fiscal 2010. The increase is primarily due to higher cash and investment balances in interest-earning accounts. Our average interest-earning cash and investment balance for fiscal 2011 was $152.0 million compared to $116.6 million for fiscal 2010.

Other income (expense), net increased during fiscal 2011 compared to fiscal 2010 primarily as a result of the change in the fair value of our contingent rights liability related to the acquisition of Azalea Networks from $9.5 million at the date of the acquisition to $5.9 million as of July 31, 2011. See Note 2 of the Notes to Consolidated Financial Statements for further discussion.

Provision for Income Taxes

As of July 31, 2012, we had net operating loss carryforwards of $164.1 million and $142.1 million for federal and state income tax purposes, respectively. We also had research and credit carryforwards of $17.2 million for federal and $20.7 million for state income tax purposes as of July 31, 2012.

If not utilized, the federal and state net operating loss and federal tax credit carryforwards will begin to expire between 2013 and 2023. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an "ownership change" in the past, or if an ownership change occurs in the future.

We continuously monitor the circumstances impacting the expected realization of our deferred tax assets. As of July 31, 2012, based on available positive evidence, we determined that the majority of our deferred tax assets would be more likely than not realizable in the near future, with the exception of certain foreign net operating loss carryforwards as we cannot forecast sufficient future foreign income to realize these deferred tax assets before they expire. Deferred tax liabilities have not been recognized for undistributed earnings from our foreign subsidiaries because we expect our U.S. operations will have sufficient cash for current and future business activities. Therefore, it is our intention to indefinitely reinvest such undistributed earnings outside the U.S. in the respective foreign entities.

We recognize in the Consolidated Financial Statements only those tax positions determined to be more likely than not of being sustained. We recorded a net increase of $7.4 million to the liability for unrecognized tax benefits related to tax positions taken in the current period and a net decrease of $6.2 million to the liability for positions taken in the prior periods. Additionally, we did not make any reclassifications between current taxes payable and long-term taxes payable.

Quarterly Fluctuations in Operating Results

The following table sets forth our unaudited quarterly Consolidated Statement of Operations data for each of the eight quarters ended July 31, 2012. In management's opinion, the data has been prepared on the same basis as the audited Consolidated Financial Statements included in this report, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data.

FY 2012	For the three months ended July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011
	(in thousands, except per share data)			
Revenue				
Product	$117,101	$110,531	$105,970	$101,131
Professional services and support	21,900	21,111	20,091	18,083
Ratable product and related professional services and support	248	252	214	137
Total revenue	139,249	131,894	126,275	119,351
Cost of revenue				
Product	33,912	34,014	30,452	32,068
Professional services and support	5,878	5,484	5,030	4,546
Ratable product and related professional services and support	41	13	—	—
Total cost of revenue	39,831	39,511	35,482	36,614
Gross profit	99,418	92,383	90,793	82,737
Operating expenses				
Research and development	29,671	27,383	27,926	24,468
Sales and marketing	53,064	49,974	49,720	45,615
General and administrative	11,254	11,723	12,698	11,100
Total operating expenses	93,989	89,080	90,344	81,183
Operating income	5,429	3,303	449	1,554
Other income (expense), net				
Interest income	318	301	299	276
Other income (expense), net	(1,252)	(675)	2,731	827
Total other income (expense), net	(934)	(374)	3,030	1,103
Income before provision for (benefit from) income taxes	4,495	2,929	3,479	2,657
Provision for (benefit from) income taxes	7,525	(3,099)	14,861	3,124
Net income (loss)	$ (3,030)	$ 6,028	$(11,382)	$ (467)
Shares used in computing net income (loss) per common share — basic	111,419	110,236	108,084	105,937
Net income (loss) per common share — basic	$ (0.03)	$ 0.05	$ (0.11)	$ —
Shares used in computing net income (loss) per common share — diluted	111,419	121,895	108,084	105,937
Net income (loss) per common share — diluted	$ (0.03)	$ 0.05	$ (0.11)	$ —

Prior Period Adjustments

In the three months ended July 31, 2012, we recorded adjustments to increase the vacation accrual by $0.5 million and recorded additional deferred cost of revenue of $0.3 million. In the three months ended April 30, 2012, we recorded adjustments to reduce tax expense of $0.8 million and recorded additional stock-based compensation expense of $0.5 million, related to the fiscal quarters ended October 31, 2011 and January 31, 2012, respectively. The impact of the adjustments made in fiscal quarters ended July 31, 2012 and April 30, 2012 would have resulted in a decrease in net loss of $0.1 million for the years ended July 31, 2010 and 2011, and a decrease in the net loss of $0.9 million for the year ended July 31, 2012. On a quarterly basis for fiscal 2012, the impact would be to decrease the net loss by $0.1 million, $0.3 million and $0.1 million in the three months ended October 31, 2011, January 31, 2012 and July 31, 2012, respectively, and to increase net income by $0.4 million for the three months ended April 30, 2012. We have assessed the impact of these adjustments on the Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income as of and for the periods ended July 31, 2012, 2011, and 2010, and we have concluded that the adjustments are not material, either individually, or in the aggregate, to the previously reported financial statements. On that basis, we have recorded the adjustments in the three months ended April 30, 2012 and July 31, 2012.

FY 2011	For the Three Months Ended			
	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010
	(In thousands, except per share data)			
Revenue				
Product	$ 97,141	$ 89,415	$79,100	$ 69,204
Professional services and support	16,475	16,186	14,602	13,800
Ratable product and related professional services and support	142	150	156	143
Total revenue	113,758	105,751	93,858	83,147
Cost of revenue				
Product	31,620	29,964	24,173	22,063
Professional services and support	4,259	4,167	3,542	2,905
Ratable product and related professional services and support	—	—	—	10
Total cost of revenue	35,879	34,131	27,715	24,978
Gross profit	77,879	71,620	66,143	58,169
Operating expenses				
Research and development	23,370	22,799	21,608	17,113
Sales and marketing	42,972	40,916	36,936	33,415
General and administrative	11,741	10,319	10,183	7,188
Total operating expenses	78,083	74,034	68,727	57,716
Operating income (loss)	(204)	(2,414)	(2,584)	453
Other income (expense), net				
Interest income	261	284	240	233
Other income (expense), net	(4,408)	5,608	(61)	1,645
Total other income (expense), net	(4,147)	5,892	179	1,878
Income (loss) before provision for (benefit from) income taxes	(4,351)	3,478	(2,405)	2,331
Provision for (benefit from) income taxes	(72,536)	277	428	196
Net income (loss)	$ 68,185	$ 3,201	$ (2,833)	$ 2,135
Shares used in computing net income (loss) per common share — basic	104,310	102,055	98,795	96,037
Net income (loss) per common share — basic	$ 0.65	$ 0.03	$ (0.03)	$ 0.02
Shares used in computing net income (loss) per common share — diluted	119,600	119,367	98,795	113,271
Net income (loss) per common share — diluted	$ 0.57	$ 0.03	$ (0.03)	$ 0.02

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Users of the financial statements should not rely on our past results as an indication of our future performance.

Liquidity and Capital Resources

	July 31, 2012	July 31, 2011
	(in thousands)	
Working capital	$355,930	$269,900
Cash and cash equivalents	133,629	80,773
Short-term investments	$212,601	$153,185

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
Cash provided by operating activities	$112,861	$ 57,990	$ 25,834
Cash used in investing activities	(96,327)	(44,916)	(48,581)
Cash provided by financing activities	$ 36,467	$ 36,446	$ 12,702

As of July 31, 2012, our principal sources of liquidity were our cash, cash equivalents and short-term investments. Cash and cash equivalents are comprised of cash, sweep funds and money market funds with an original maturity of 90 days or less at the time of purchase. Short-term investments include corporate bonds, U.S. government agency securities, U.S. treasury bills, commercial paper, and certificates of deposit. Cash, cash equivalents and short-term investments increased $112.2 million during fiscal 2012 from $234.0 million in cash, cash equivalents and short term investments as of July 31, 2011 to $346.2 million as of July 31, 2012. As of July 31, 2012, we had $23.4 million of cash and cash equivalents held outside the United States. Historically, we have required capital principally to fund our working capital needs and acquisition activities. It is our investment policy to invest excess cash in a manner that preserves capital, provides liquidity and maintains appropriate diversification and optimizes current income within our policy's framework. We are averse to principal loss and will ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. Our investment policy is designed to prevent fluctuations in market value which materially affect our financial results.

Cash Flows from Operating Activities

Our cash flows from operating activities will continue to be affected principally by our profitability, working capital requirements, the extent to which we increase spending on personnel and the continued growth in revenue and cash collections. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from sales personnel. Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, purchases of inventory, and rent payments.

During fiscal 2012, net cash provided by operating activities increased $54.9 million compared to fiscal 2011. The increase in cash flow from operating activities was primarily due to an increase in cash flow of $13.5 million from operations after adjusting for non-cash items, including depreciation and amortization, and stock-based compensation, and a decrease of $41.4 million from the change in operating assets and liabilities.

During fiscal 2011, net cash provided by operating activities increased $32.2 million compared to fiscal 2010. The increase in cash flow from operating activities was primarily due to an increase in cash flow of $61.3 million from operations after adjusting for non-cash items, including depreciation and amortization, and stock-based compensation, and a decrease of $29.1 million from the change in operating assets and liabilities.

Cash Flows from Investing Activities

Cash used in investing activities increased $51.4 million during fiscal 2012 compared to fiscal 2011. We purchased more short-term investments during fiscal 2012 compared to fiscal 2011 as we reinvested cash flow from operations. Purchases of property and equipment in fiscal 2012 increased $3.1 million compared to fiscal

2011 due to an increase in headcount. Further, we completed two acquisitions during fiscal 2012 for a total of $22.5 million of cash used, net of cash received. See Note 2 of the Notes to Consolidated Financial Statements.

Cash used in investing activities during fiscal 2011 decreased $3.7 million compared to fiscal 2010. We continued to invest our excess cash balances in short-term investments. Some of the proceeds from the sale and maturity of these investments were used to purchase $9.9 million of property and equipment during fiscal 2011. Further, we completed two acquisitions during fiscal 2011 for a total of $4.3 million in cash, net of cash received. See Note 2 of the Notes to Consolidated Financial Statements.

Cash Flows from Financing Activities

Cash provided by financing activities was essentially flat in fiscal 2012 compared to fiscal 2011 and primarily consisted of the cash proceeds we received from the issuance of common stock in conjunction with our equity plans. In addition, during fiscal 2012, we started receiving tax benefits associated with stock-based compensation of $21.6 million. This tax benefit was slightly offset by $19.9 million of cash used to repurchase our common stock.

Cash provided by financing activities increased $23.7 million during fiscal 2011 compared to fiscal 2010 due to an increase in cash proceeds we received from the issuance of common stock in conjunction with our 2007 Equity Incentive Plan and Employee Stock Purchase Plan. The increase was primarily driven by increased exercises of stock options by our employees as a result of the increase in the fair market value of our common stock and an increase in the amount of contributions in our Employee Stock Purchase Plan.

Based on our current cash, cash equivalents and short-term investments we expect that we will have sufficient resources to fund our operations for the next 12 months. However, we may, in the future, need to raise additional capital or incur indebtedness to fund our operations or support acquisition activity. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products and potential future business acquisitions.

Contractual Obligations & Commitments

Operating leases & purchase obligations

The following is a summary of our contractual obligations:

	Total	Less Than 1 Year	1 — 3 Years	3 — 5 Years	More Than 5 Years
			(In thousands)		
Operating leases	$20,826	$ 5,480	$14,569	$ 777	$ —
Purchase obligations(1)	46,141	35,600	7,900	600	2,041
Total contractual obligations	$66,967	$41,080	$22,469	$1,377	$2,041

(1) Purchase obligations represent contractual amounts that will be due to purchase goods and services to be used in our operations and exclude contractual amounts that are cancelable without penalty. These contractual amounts are related principally to inventory, information technology and marketing related purchase agreements. We outsource the production of our hardware to various third-party manufacturing suppliers, one of which is our main contract manufacturer. Under the agreement with our main contract manufacturer, 40% of the order quantities can be rescheduled or are cancelable by giving notice 60 days prior to the expected shipment date, and 20% of the order quantities can be rescheduled or are cancelable by giving notice 30 days prior to the expected shipment date. Orders are not cancelable within 30 days prior to the expected shipment date.

Uncertain tax positions

As of July 31, 2012, our unrecognized tax benefits were $12.1 million which were mostly reflected as a reduction to deferred tax assets. As such, there are no material amounts of contractual obligations associated with these unrecognized benefits to be included in the table above.

Off-Balance Sheet Arrangements

As of July 31, 2012 and 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Risk

Most of our sales are denominated in U.S. Dollars, and therefore, our revenue is not subject to significant foreign currency risk. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound, Euro, Indian Rupee, and Chinese Yuan. To date, we have not entered into any hedging contracts because expenses in foreign currencies have been insignificant, and exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Sensitivity

We had cash, cash equivalents and short-term investments totaling $346.2 million and $234.0 at July 31, 2012 and 2011, respectively. The cash, cash equivalents and short-term investments are held for working capital purposes. We do not use derivative financial instruments in our investment portfolio. We have an investment portfolio of fixed income securities that are classified as "available-for-sale securities." These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in short-term securities. Due to the short duration and conservative nature of our investment portfolio, a movement of 10% in market interest rates would not have a material impact on our operating results and the total value of the portfolio over the next fiscal year. If overall interest rates had fallen by 10% during fiscal 2012, our interest income on cash, cash equivalents and short-term investments would have declined approximately $0.1 million assuming consistent investment levels.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of our Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2012. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this assessment, management has concluded that, as of July 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of July 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

/s/ Dominic P. Orr

Dominic P. Orr
President, Chief Executive Officer and
Chairman of the Board of Directors
October 11, 2012

/s/ Michael M. Galvin

Michael M. Galvin
Chief Financial Officer
October 11, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aruba Networks, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Aruba Networks, Inc. and its subsidiaries at July 31, 2012 and July 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
October 11, 2012

ARUBA NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

	July 31, 2012	July 31, 2011
	(in thousands, except per share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 133,629	$ 80,773
Short-term investments	212,601	153,185
Accounts receivable, net of allowance for doubtful accounts of $276 and $306 as of July 31, 2012 and 2011, respectively	80,190	68,598
Inventory	22,202	29,895
Deferred cost of revenue	11,241	6,999
Prepaids and other	18,996	5,097
Deferred income tax assets, current	34,584	53,310
Total current assets	513,443	397,857
Property and equipment, net	19,901	14,772
Goodwill	56,947	33,143
Intangible assets, net	27,036	20,863
Deferred income tax assets, non-current	20,664	19,328
Other non-current assets	10,905	2,093
Total assets	$ 648,896	$ 488,056
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 7,807	$ 11,278
Accrued liabilities	67,072	61,461
Income taxes payable	2,032	767
Deferred revenue, current	80,602	54,451
Total current liabilities	157,513	127,957
Deferred revenue, non-current	22,375	14,000
Other non-current liabilities	2,118	757
Total liabilities	182,006	142,714
Commitments and contingencies (Note 13)		
Stockholders' equity		
Common stock: $0.0001 par value; 350,000 shares authorized at July 31, 2012 and 2011; 111,529 and 104,905 shares issued and outstanding at July 31, 2012 and 2011, respectively	11	10
Additional paid-in capital	582,077	450,147
Accumulated other comprehensive income (loss)	(1,405)	127
Accumulated deficit	(113,793)	(104,942)
Total stockholders' equity	466,890	345,342
Total liabilities and stockholders' equity	$ 648,896	$ 488,056

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended July 31,		
	2012	2011	2010
	(in thousands, except per share data)		
Revenue			
Product	$434,733	$334,860	$221,474
Professional services and support	81,185	61,063	44,323
Ratable product and related professional services and support	851	591	737
Total revenue	516,769	396,514	266,534
Cost of revenue			
Product	130,446	107,820	77,070
Professional services and support	20,938	14,873	8,775
Ratable product and related professional services and support	54	10	229
Total cost of revenue	151,438	122,703	86,074
Gross profit	365,331	273,811	180,460
Operating expenses			
Research and development	109,448	84,890	51,619
Sales and marketing	198,373	154,239	109,393
General and administrative	46,775	39,431	30,953
Litigation reserves	—	—	21,900
Total operating expenses	354,596	278,560	213,865
Operating income (loss)	10,735	(4,749)	(33,405)
Other income, net			
Interest income	1,194	1,018	834
Other income (expense), net	1,631	2,784	(699)
Total other income, net	2,825	3,802	135
Income (loss) before provision for (benefit from) income taxes	13,560	(947)	(33,270)
Provision for (benefit from) income taxes	22,411	(71,635)	728
Net income (loss)	$ (8,851)	$ 70,688	$ (33,998)
Other comprehensive income (loss):			
Foreign currency translation gain (loss)	(1,552)	—	—
Unrealized gain (loss) on short-term investments, net of tax	20	29	(84)
Comprehensive income (loss)	$ (10,383)	$ 70,717	$ (34,082)
Shares used in computing net income (loss) per common share-basic	108,774	100,299	89,978
Net income (loss) per common share-basic	$ (0.08)	$ 0.70	$ (0.38)
Shares used in computing net income (loss) per common share-diluted	108,774	117,117	89,978
Net income (loss) per common share-diluted	$ (0.08)	$ 0.60	$ (0.38)
Stock-based compensation expense included in above:			
Cost of revenue	$ 5,318	$ 3,464	$ 1,397
Research and development	31,203	23,026	10,716
Sales and marketing	34,653	24,399	14,205
General and administrative	12,738	12,861	9,763
Total	$ 83,912	$ 63,750	$ 36,081

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount				
			(in thousands)			
Balance at July 31, 2009	86,744	$ 9	$279,026	$ 182	$(141,632)	$137,585
Comprehensive loss:						
Unrealized loss on short-term investments, net of taxes	—	—	—	(84)	—	(84)
Net loss	—	—	—	—	(33,998)	(33,998)
Total comprehensive loss				—	—	(34,082)
Fair value of shares issued to non-employees	199	—	2,385	—	—	2,385
Fair value of stock options issued to non-employees	—	—	32	—	—	32
Exercise of common stock options	2,974	—	8,116	—	—	8,116
Shares purchased under employee stock purchase plan	1,808	—	4,515	—	—	4,515
Repurchase of common stock	(16)	—	314	—	—	314
Stock-based compensation expense related to stock options and awards issued to employees	1,897	—	31,683	—	—	31,683
Excess tax benefit associated with stock-based compensation	—	—	107	—	—	107
Balance at July 31, 2010	93,606	$ 9	$326,178	$ 98	$(175,630)	$150,655
Comprehensive income:						
Unrealized gain on short-term investments, net of taxes	—	—	—	29	—	29
Net income	—	—	—	—	70,688	70,688
Total comprehensive income						70,717
Fair value of shares issued to non-employees	149	—	3,952	—	—	3,952
Exercise of common stock options	6,413	1	29,751	—	—	29,752
Shares purchased under employee stock purchase plan	2,048	—	6,889	—	—	6,889
Repurchase of common stock	—	—	1	—	—	1
Stock-based compensation expense related to stock options and awards issued to employees	1,164	—	54,879	—	—	54,879
Common stock issued in purchase acquisition	1,525	—	28,691	—	—	28,691
Excess tax benefit associated with stock-based compensation	—	—	(194)	—	—	(194)
Balance at July 31, 2011	104,905	$10	$450,147	$ 127	$(104,942)	$345,342
Comprehensive income:						
Unrealized gain on short-term investments, net of taxes	—	—	—	20	—	20
Foreign currency translation adjustments, net of taxes	—	—	—	(1,552)	—	(1,552)
Net loss	—	—	—	—	(8,851)	(8,851)
Total comprehensive loss						(10,383)
Fair value of shares issued to non-employees	36	—	1,453	—	—	1,453
Exercise of common stock options	3,745	1	21,434	—	—	21,435
Shares purchased under employee stock purchase plan	853	—	13,344	—	—	13,344
Repurchase of common stock	(1,409)	—	(19,884)	—	—	(19,884)
Stock-based compensation expense related to stock options and awards issued to employees	2,778	—	85,293	—	—	85,293
Common stock issued in purchase acquisition	621	—	10,522	—	—	10,522
Excess tax benefit associated with stock-based compensation	—	—	19,768	—	—	19,768
Balance at July 31, 2012	111,529	$11	$582,077	$(1,405)	$(113,793)	$466,890

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
Cash flows from operating activities			
Net income (loss)	$ (8,851)	$ 70,688	$ (33,998)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	19,123	15,042	10,091
Provision for doubtful accounts	125	17	265
Write-downs for excess and obsolete inventory	4,113	2,647	2,949
Stock-based compensation expense	83,912	63,750	36,081
Accretion of purchase discounts on short-term investments	1,142	1,290	837
Loss (gain) on disposal of fixed assets	544	(3)	(3)
Change in carrying value of contingent rights liability	(2,319)	(3,598)	—
Deferred income taxes	15,369	(72,638)	—
Recovery of escrow funds	(702)	—	—
Excess tax benefit associated with stock-based compensation	(21,572)	194	(107)
Changes in operating assets and liabilities:			
Accounts receivable	(11,374)	(24,821)	(8,069)
Inventory	1,615	(16,900)	(10,653)
Prepaids and other	(14,594)	(1,658)	(2,757)
Deferred costs	(4,658)	(1,548)	(290)
Other assets	(8,131)	(240)	50
Accounts payable	(4,694)	(167)	5,937
Deferred revenue	34,522	12,713	11,220
Other current and non-current liabilities	9,150	13,331	14,360
Income taxes payable	20,141	(109)	(79)
Net cash provided by operating activities	112,861	57,990	25,834
Cash flows from investing activities			
Purchases of short-term investments	(189,218)	(144,512)	(122,750)
Proceeds from sales of short-term investments	55,790	28,927	10,566
Proceeds from maturities of short-term investments	72,650	84,870	68,860
Purchases of property and equipment	(13,044)	(9,909)	(5,299)
Proceeds from sale of property and equipment	—	11	42
Cash paid in purchase acquisitions, net of cash acquired	(22,505)	(4,303)	—
Net cash used in investing activities	(96,327)	(44,916)	(48,581)
Cash flows from financing activities			
Proceeds from issuance of common stock	34,779	36,640	12,631
Repurchases of unvested common stock	—	—	(36)
Repurchases of common stock under stock repurchase program	(19,884)	—	—
Excess tax benefit associated with stock-based compensation	21,572	(194)	107
Net cash provided by financing activities	36,467	36,446	12,702
Effect of exchange rate changes on cash and cash equivalents	(145)	(1)	1
Net increase (decrease) in cash and cash equivalents	52,856	49,519	(10,044)
Cash and cash equivalents, beginning of period	80,773	31,254	41,298
Cash and cash equivalents, end of period	$ 133,629	$ 80,773	$ 31,254
Supplemental disclosure of cash flow information			
Income taxes paid	$ 5,587	$ 1,152	$ 899
Supplemental disclosure of non-cash investing and financing activities			
Common stock issued for purchase acquisition	$ 12,000	$ 28,691	$ —
Contingent rights issued for purchase acquisition	$ —	$ 9,486	$ —

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and its Significant Accounting Policies

The Company

Aruba Networks, Inc. (the "Company") was incorporated in the state of Delaware on February 11, 2002. The Company is a leading provider of next-generation network access solutions for the mobile enterprise. Its Mobile Virtual Enterprise ("MOVE") architecture unifies wired and wireless network infrastructures into one seamless access solution for corporate headquarters, mobile business professionals, remote workers and guests. The Company derives its revenue from sales of its ArubaOS operating system, controllers, wired and wireless access points, switches, application software modules, multi-vendor management solution software, and professional services and support. The Company has offices in North America, Europe, the Middle East and the Asia Pacific region and employs staff around the world.

Significant Accounting Policies

Basis of Presentation

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the results of operations for the periods presented.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of these financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as presented in the consolidated financial statements and accompanying notes. The Company's critical accounting policies are those that affect the Company's financial statements materially and involve difficult, subjective or complex judgments by management and include revenue recognition, stock-based compensation, inventory valuation, allowances for doubtful accounts, fair value measurements and impairments and accounting for income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results differ from the estimates made by management with respect to these and other items.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. In fiscal 2012, the deferred income tax assets, non-current was offset by the deferred income tax liabilities, non-current in the Consolidated Balance Sheet. The amount for the prior period has been reclassified to be consistent with the current year presentation.

Foreign Currency Transactions

The functional currency of the Company's foreign subsidiaries is predominantly the U.S. dollar. Accordingly, a significant portion of the Company's monetary assets and liabilities of the foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are translated at historical rates, and revenue and expenses are translated at average exchange rates in effect during each reporting period. The transaction gains and losses are included as a component of other income (expense), net in the accompanying Consolidated Statements of Comprehensive Income. Certain foreign subsidiaries designate the Euro as their functional currency. The assets and liabilities of these subsidiaries are translated to U.S. dollars using exchange rates in effect at the balance sheet dates. Translation adjustments were included in stockholders' equity in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income (loss).

The Company's Irish subsidiary used the Euro as its functional currency. Consequently, all assets and liabilities were translated to U.S. dollars using exchange rates in effect at the balance sheet dates. Translation adjustments were included in stockholders' equity in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income (loss). As of May 1, 2012, the Company changed its operational strategy and determined that the Irish subsidiary will buy and sell in U.S dollars. Consequently, the Company changed its functional currency designation for the subsidiary from the Euro to U.S. dollars as of May 1, 2012. The cumulative translation adjustment of $1.6 million for the year ending July 31, 2012 is considered to be the basis in the assets of the Irish subsidiary and will remain as a component of accumulated other comprehensive income (loss) until such time as the Irish subsidiary is liquidated.

Risks and Uncertainties

The Company is subject to all of the risks inherent in operating in the networking and communications industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, a lengthy sales cycle, dependence on the development of new products and services, unfavorable economic and market conditions, customer acceptance of new products, competition from larger and more established companies, limited management resources, dependence on a limited number of contract manufacturers and suppliers, and the changing nature of the networking and communications industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products and services, would have a material adverse effect on the Company's business, operating results and financial position.

Fair Value of Financial Instruments

The Company measures its financial instruments at fair value or amounts that approximate fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurement is based upon models that use primarily market-based or independently-sourced market parameters. If market observable inputs for model-based valuation techniques are not available, the Company makes judgments about assumptions market participants would use in estimating the fair value of the financial instrument. Carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to the short-term nature and liquidity of these financial instruments.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities purchased with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents are comprised of cash, sweep funds and money market funds. Due to the short-term nature and liquidity of these financial instruments, the carrying value of these assets approximates fair value.

Short-Term Investments

Short-term investments comprise marketable securities that consist primarily of corporate bonds, U.S. government agency securities, U.S. treasury bills, commercial paper and certificates of deposit with original maturities beyond 90 days. As the Company views all securities as representing the investment of funds available for current operations, and management has the ability and intent, if necessary, to liquidate any of these investments in order to meet the Company's liquidity needs within the next 12 months, the short-term investments are classified as available-for-sale. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates.

The Company reviews the individual securities in its portfolio to determine whether a decline in a security's fair value below the amortized cost basis is other-than-temporary. If other-than-temporary impairment ("OTTI") has been incurred, and it is more likely than not that the Company will not sell the investment security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total OTTI related to the credit loss is recognized in earnings. The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. The Company determined that there were no investments in its portfolio that were other-than-temporarily impaired as of July 31, 2012 and 2011.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk include cash, cash equivalents, short-term investments and accounts receivable. The Company maintains its cash, cash equivalents and short-term investments with high credit quality financial institutions and has not experienced any losses on its deposits of its cash and cash equivalents and its short-term investments due to concentration of credit risk. The Company's accounts receivable are derived from revenue earned from customers located in the Americas, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers. The Company maintains a provision for doubtful accounts based upon the expected collectability of accounts receivable, and to date such losses have been within management's expectations. See Note 12 in these Notes to Consolidated Financial Statements for more details on significant customers.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, (i) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (ii) the Company's historical write-offs, (iii) the creditworthiness of each customer, (iv) the economic conditions of the customer's industry, and (v) general economic conditions. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations, the Company records a specific allowance against amounts due from the customer, and thereby reduces the net recognized receivable to the amount it reasonably believes will be collected.

Charges to operations relating to allowance for doubtful accounts were $0.1 million and $0.3 million for the fiscal years ended July 31, 2012 and 2010. The charges were less than $0.1 million for the fiscal year ended July 31, 2011.

Inventory

Inventory consists of hardware and related component parts and is stated at the lower of cost or market, which approximates actual cost, on a first-in, first-out basis. The Company records inventory write-downs for potentially excess inventory based on forecasted demand, economic trends and technological obsolescence of its products. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory write-downs are reflected as cost of product revenue and amounted to approximately $4.1 million, $2.6 million, and $2.9 million, for the fiscal years ended July 31, 2012, 2011, and 2010, respectively.

Deferred Costs

When the Company's products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria, the Company also defers the related inventory costs for the delivered items.

Property and Equipment, net

Property and equipment, net are stated at historical cost net of accumulated depreciation. Property and equipment, excluding leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets, generally ranging from two to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets, or the original lease term. Leasehold improvements are recorded at cost with any reimbursement from the landlord being accounted for as part of rent expense using the straight-line method over the lease term.

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to the statement of operations, under other income (expense), net. Disposals resulted in a loss of $0.5 million in for the fiscal year ended July 31, 2012 and zero in for the fiscal years ended July 31, 2011 and 2010. Expenditures for maintenance and repairs are expensed as incurred and significant improvements and betterments that substantially enhance the life of an asset are capitalized.

Intangible Assets

Intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the assets, which range from two to seven years.

Impairment of Long-lived Assets and Indefinite-lived Intangibles

Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value, which is typically calculated using discounted expected future cash flows. The Company did not recognize impairment charges in any of the periods presented.

Indefinite-lived intangible assets, such as in-process research and development intangibles, are intangible assets that are not subject to amortization and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an indefinite-lived intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Once the research and development efforts are completed or abandoned, the Company shall determine the useful life of the assets and is required to perform an impairment test of the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. The Company performs impairment testing on its goodwill at least annually, as of June 30th, and more frequently if indicators of impairment exist at the reporting unit level. The Company performs its impairment testing by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of its reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a two-step impairment test. The first step requires the identification of the reporting units and comparison of the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the second step of the impairment test is performed to compute the amount of the impairment. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The Company has identified that it has only one reporting unit. There have been no impairments recorded in any of the periods presented.

Revenue Recognition

Total revenue is derived primarily from the sale of products and services, including professional services and support. The following revenue recognition policies define the manner in which the Company accounts for its sales transactions.

The Company recognizes revenue when all of the following have occurred: (1) the Company has entered into a legally binding arrangement with a customer; (2) delivery has occurred or the title and risk of loss has passed; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is reasonably assured.

The Company's fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of the Company's contracts do not include rights of return or acceptance provisions. To the extent that the Company's agreements contain such terms, the Company recognizes revenue once the customer has accepted, or once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 60 days. In the event payment terms are provided that differs from the Company's standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments are received, provided the remaining criteria for revenue recognition have been met.

The Company assesses the ability to collect from its customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, the Company defers revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. The Company records estimated sales returns as a reduction to revenue upon shipment based on its contractual obligations and historical returns experience. In cases where the Company is aware of circumstances that will likely result in a specific customer's request to return purchased equipment, the Company records a specific sales returns reserve.

Effective beginning of fiscal 2011, the Company adopted Accounting Standards Update ("ASU") No. 2009-13, "*Multiple Deliverable Revenue Arrangements*" ("ASU 2009-13"). The Company's current revenue recognition policies, which were applied in fiscal 2012 and fiscal 2011, provide that, when a sales arrangement contains multiple elements, such as hardware and software products, licenses and/or services, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") of selling price if available, third party evidence ("TPE") of selling price, if VSOE is not available, or best estimated selling price ("BESP") if neither VSOE nor TPE is available. In multiple element arrangements where non-essential software deliverables are included, revenue for these multiple-element arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy in the applicable accounting guidance. The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified return or refund privileges.

The Company establishes VSOE of selling price using the price charged for a deliverable based upon the normal pricing and discounting practices when sold separately. VSOE for support services is measured by the stand-alone renewal rate offered to the customer. In determining VSOE, the Company requires that a substantial majority of the selling prices for an element falls within a reasonably narrow pricing range, generally evidenced by a substantial majority of such historical stand-alone transactions falling within a reasonably narrow range of the median rates. In addition, the Company considers major service groups, geographies, customer classifications, and other variables in determining VSOE.

TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. The Company is typically not able to determine TPE for the Company's products or services. Generally, the Company's go-to-market strategy differs from that of the Company's peers and the Company's offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine selling prices of competitor products and services on a stand-alone basis.

When the Company is unable to establish the selling price of its non-software elements using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies, customer classes and distribution channels.

The Company regularly reviews estimated selling price of the product offerings and maintains internal controls over the establishment and updates of these estimates. There was no material impact to revenue recognized during the third quarter or first nine months of fiscal 2011, nor does the Company currently expect a material impact in the near term from changes in estimated selling prices, including VSOE of selling price.

For fiscal 2010, pursuant to the previous guidance for revenue arrangements with multiple deliverables prior to the adoption of ASU 2009-13, for a sales arrangement with multiple elements, the Company allocated revenue to each element based on its relative fair value, or for software, based on VSOE of fair value. In the absence of fair value for a delivered element, the Company first allocated revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element could not be determined, the Company deferred revenue for the delivered elements until the undelivered elements were delivered or the fair value was determinable for the remaining undelivered elements. If the revenue for a delivered item was not recognized because it was not separable from the undelivered item, then the Company also deferred the cost of the delivered item. The Company limited the amount of revenue recognition for delivered elements to the amount that was not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified return or refund privileges.

Products

Product revenue consists of revenue from sales of the Company's hardware appliances and perpetual software licenses. The majority of the Company's products are hardware appliances containing software components that function together to provide the essential functionality of the product. Therefore, the Company's hardware appliances are considered non-software elements and are not subject to the industry-specific software revenue recognition guidance. For these appliances, delivery occurs upon transfer of title and risk of loss, which is generally upon shipment. It is the Company's practice to ensure an end-user has been identified by the channel partner prior to shipment to a channel partner. For end-users and channel partners, the Company generally has no significant obligations for future performance such as rights of return or pricing credits.

For sales to direct end-users and certain channel partners, including value-added resellers ("VARs"), and original equipment manufacturers ("OEMs"), the Company recognizes product revenue upon delivery, assuming all other revenue recognition criteria are met. The Company also sells through value-added distributors

("VADs"). A significant portion of the Company's sales are made through VADs under agreements allowing for stocking of the Company's products in their inventory, pricing credits and limited rights of return for stock rotation. Product revenue on sales made through these VADs is initially deferred and revenue is recognized upon sell-through as reported by the VADs to the Company. The amount of inventory held by VADs pending a sale to an end customer was $4.8 million and $2.0 million as of July 31, 2012 and 2011.

The Company's product revenue also includes revenue from the sale of stand-alone software products. Stand-alone software products may operate on the Company's hardware appliance but are not considered essential to the functionality of the hardware. Sales of stand-alone software generally include a perpetual license to the Company's software. For sales of stand-alone software, the Company recognizes revenue based on software revenue recognition guidance. Under the software revenue recognition guidance, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In the majority of the Company's contracts, the only element that remains undelivered at the time of delivery of the product is support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When only the undelivered element for which the Company does not have VSOE of selling price is support, revenue for the entire arrangement is bundled and recognized ratably over the support period.

Services

Service revenue consists of revenue from support agreements, professional services, and training. Support services include repair and replacement of defective hardware appliances, software updates and access to technical support personnel. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Revenue for support services is recognized on a straight-line basis over the service contract term, which is typically one to five years. Revenue for professional services is recognized upon delivery or completion of performance. Professional service arrangements are typically short-term in nature and are largely completed within 90 days from the start of service. Revenue for training services is recognized upon delivery of the training. Costs associated with these service offerings are expensed as incurred.

Post-contractual services ("PCS") that the Company provides to its channel partners differ from PCS that it provides to its end customers in that the Company is only obligated to provide support services to the channel partner directly, while the channel partner is obligated to provide support services directly to the end customer. The channel partner is obligated to provide to the end customer first level troubleshooting assistance as well as second level support for high-level technical and product diagnosis which might include returned merchandise fulfillment. The Company's obligations are only to provide software upgrades and, in the unusual scenario in which the channel partner is unable to provide the technical support that the end customer requires, a third level technical diagnosis and support.

Ratable product and related professional services and support

Certain revenue arrangements prior to the second quarter of fiscal 2006 and those acquired through business combinations where the Company was not able to establish VSOE on prior services and support offerings are recognized ratably over the support period.

Shipping and Handling

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Research and Development Expenses

Research and development expenditures are charged to operations as incurred and consist primarily of compensation costs, including stock-based compensation costs, outside services, expensed materials, depreciation and an allocation of overhead expenses, including facilities and IT costs. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred.

After technological feasibility is established, material software development costs are capitalized. The capitalized cost is amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees and non-employees under the fair value method. The Company's stock-based awards include stock options, restricted stock units and awards, employee stock purchase plan, and performance-based awards. The Company calculates the fair value of restricted stock and performance-based awards which are paid in restricted stock, based on the fair market value of its common stock on the date of grant. The Company calculates the fair value of stock options and employee stock purchase plan shares on the date of grant using the Black-Scholes option-pricing model. This methodology requires the use of subjective assumptions such as expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company determines the amount of stock-based compensation expense based on awards that it ultimately expects to vest, reduced for estimated forfeitures. In addition, compensation expense includes the effects of awards modified, repurchased or cancelled.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences, research credit carryforwards and net operating loss carryforwards are deductible. To the extent deferred tax assets cannot be recognized under the preceding criteria, a valuation allowance is established.

As a result of the Company's increasing profitability in fiscal 2011 and expectations for continued profits going forward, the Company determined that it is more likely than not that future profitability will be sufficient to realize deferred income tax assets. In addition, the Company has determined there will be sufficient California taxable income such that it is more likely than not the California research credits available as of fiscal year 2011 would be realizable in the near future. The Company will continue to assess whether a valuation allowance is necessary for any future California research credits generated. In accordance with Accounting Standards Codification Topic 740, "*Income Taxes*" ("ASC 740") and related literature, the Company released a majority of its valuation allowances against its deferred income tax assets in the fourth quarter of fiscal 2011. Net income for fiscal 2011 includes a discrete tax benefit of $72.8 million which was largely attributed to the release of the Company's valuation allowances and the recording of the associated net deferred tax assets on its balance sheet. The Company continues to maintain $0.1 million valuation allowance against a portion of its foreign net operating loss deferred tax assets.

Income tax contingencies are accounted for and may require significant management judgment in estimating final outcomes. Actual results could differ materially from these estimates and could significantly affect the effective tax rate and cash flows in future years. As of July 31, 2012, the Company had $12.1 million of unrecognized tax benefits which, if recognized, will have an effect on the Company's effective tax rate.

The Company is subject to audits and examinations of tax returns by tax authorities in various jurisdictions, including the Internal Revenue Service. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of other comprehensive income (loss) and net income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of shareholders' equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation loss and unrealized investment gains and losses from available-for-sale securities, net of tax.

Recent Accounting Pronouncements

Accounting Standards Adopted During Fiscal Year 2012

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) — Fair Value Measurement* ("ASU 2011-04"), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 6 "Fair Value Measurements"). The Company applied this standard in the third quarter of fiscal 2012, and it had no material impact on the Company's consolidated financial statements.

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-05, *Comprehensive Income (Topic 220) — Presentation of Comprehensive Income* ("ASU 2011-05"), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted this standard in the third quarter of fiscal 2012 by presenting other comprehensive income as a single continuous statement included in the Consolidated Statements of Comprehensive Income. This adoption did not have an impact on the Company's financial position, results of operations or cash flows.

In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles — Goodwill and Other (Topic 350) — Testing Goodwill for Impairment* ("ASU 2011-08"), to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company early adopted ASU 2011-08 in the fourth quarter of fiscal 2012. This adoption did not have an impact on the Company's financial position, results of operations or cash flows.

New Accounting Standards Not Yet Adopted

In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02, *Intangibles — Goodwill and Other (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"), to simplify how entities, both public and nonpublic, test indefinite-lived intangible assets for impairment. ASU 2012-02 is effective for annual and interim impairment tests performed fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company is currently evaluating the impact of its pending adoption of ASU 2012-12 on its Consolidated Financial Statements.

2. Business Combinations

The Company completed two business combinations during fiscal 2012. A summary of the allocation of the total purchase consideration is presented for each of the business combinations as follows:

Avenda Systems

On November 30, 2011, the Company acquired Avenda Systems ("Avenda"), a leading developer of network security solutions. The results of Avenda's operations have been included in the Consolidated Financial Statements since the acquisition date. The tangible and intangible assets acquired and liabilities assumed were recorded at fair value on the acquisition date.

The purchase price consisted of the following (in thousands, except share and per share data):

Cash	$23,475
Stock (526,996 shares at $22.77 per share)	12,000
Total consideration	$35,475

In addition, the Company agreed to incremental cash payments of up to approximately $6.0 million to Avenda's former employees who became the Company's employees, which will be made over a period of up to two years from the closing date, subject to certain continued employment restrictions. Approximately $3.0 million of the incremental payments was paid immediately after the acquisition date and was included in the purchase price allocation. The remaining balance of approximately $3.0 million was excluded from the purchase price allocation and will be recorded as compensation expense over the service period through November 2013.

The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimates of their fair values on the acquisition date. The excess of the purchase consideration over the fair value of the net assets acquired was allocated to goodwill. Goodwill is not being amortized but reviewed annually for impairment or more frequently if impairment indicators arise. In part, goodwill reflected the benefits the Company expected to realize from the enhancement of Avenda's solutions to its MOVE architecture, making it simpler and more secure for enterprises to transition to mobile computing and cloud-based applications.

The following table summarizes the purchase price allocation:

		Estimated Useful Lives
Cash and cash equivalents	$ 2,389	
Other Assets	275	
Total tangible assets acquired	2,664	
Amortizable intangible assets:		
Existing technology	12,800	4 to 7 years
Customer contracts	300	5 years
Goodwill	23,604	
Total assets acquired	39,368	
Liabilities assumed	(1,784)	
Deferred tax liability	(2,109)	
Total	$35,475	

The purchased intangible assets have a weighted average useful life of 5.8 years from the date of the acquisition.

The Company expensed $0.1 million of acquisition-related costs incurred as general and administrative expenses in the Consolidated Statements of Comprehensive Income in the period the expense was incurred.

Other Acquisition

On May 23, 2012, the Company acquired a software development company to accelerate the Company's ClearPass portfolio. Pursuant to the terms of the purchase agreement, the total purchase price was approximately $1.4 million in cash, of which $0.3 million was placed in escrow to secure the Company's indemnification rights under the Agreement.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the Closing Date (in thousands):

		Estimated Useful Lives
Amortizable intangible assets:		
Non-compete agreement	$ 100	4 years
In-process research and development	1,200	
Goodwill	200	
Total assets acquired	1,500	
Liabilities assumed	(81)	
Total	$1,419	

A portion of the purchase price was allocated to in-process research and development ("IPR&D"). The in-process technology represents software that will accelerate the Company's ClearPass portfolio. The IPR&D was identified and valued through an analysis of data provided by the wireless technology company concerning existing technologies, in-process technologies and future technologies. The Discounted Cashflow Model, which is based on the present value of projected free cash flow, was used to estimate the fair value of this intangible asset. IPR&D is tested annually for impairment, unless a triggering event indicates a possible impairment. There were no indicators of impairment during the years ended July 31, 2012, 2011 and 2010. In addition, the Company agreed to an incremental cash payment and stock awards totaling approximately $4.0 million, subject to certain vesting conditions and continued employment restrictions. The incremental cash payment and stock awards will be recorded as compensation expense over the service period through November 2013.

Based on the evaluation of the significance of this acquisition and the Avenda acquisition, individually and in the aggregate, the Company determined that the acquisition does not meet the conditions needed to file separate financial statements and related pro-forma financial statements.

Fiscal Year 2011 Business Combinations

On September 2, 2010, the Company completed its acquisition of Azalea Networks ("Azalea") for a total purchase price of $42.0 million. Azalea is a leading supplier of outdoor mesh networks and includes an operations center in Beijing, China which complemented the Company's existing research and development centers. The results of Azalea's operations have been included in the Consolidated Financial Statements since the acquisition date. The tangible and intangible assets acquired and liabilities assumed were recorded at fair value on the acquisition date.

The purchase price consisted of the following (in thousands, except share and per share data):

Stock (1,524,517 shares at $18.82 per share)	$28,691
Cash	1,808
Contingent rights	9,486
Advance on purchase price	2,000
Total consideration	$41,985

Goodwill is not being amortized but reviewed annually for impairment or more frequently if impairment indicators arise. In part, goodwill reflected the competitive advantages the Company expected to realize from Azalea's standing in the China service provider industry as well as Azalea's product differentiation.

The following table summarizes the purchase price allocation (in thousands, except estimated useful lives).

Cash and cash equivalents		$ 550
Accounts receivable		2,525
Inventory		1,794
Prepaids and other assets		331
Property and equipment		265
Total tangible assets acquired		5,465
		Estimated Useful Lives
Amortizable intangible assets:		
Existing technology	11,800	5 years
Patents/core technology	2,300	6 years
Customer contracts	1,800	6 years
Tradenames/trademarks	100	1 year
Non-compete agreements	100	2 years
In-process research and development	900	
Goodwill	24,842	
Total assets acquired	47,307	
Liabilities	(5,322)	
Total liabilities assumed	(5,322)	
Total	$41,985	

The purchased intangible assets have a weighted average useful life of 5.2 years from the date of the acquisition.

A portion of the purchase price was allocated to developed product technology and in-process research and development ("IPR&D"). They were identified and valued through an analysis of data provided by Azalea concerning developmental products, their stage of development, the time and resources needed to complete them, target markets, their expected income generating ability and associated risks. The Income Approach, which is based on the premise that the value of an asset is the present value of its future earning capacity, was the primary valuation technique employed. A discount rate of 16% was applied to developed product technology and IPR&D. The Company recognizes IPR&D at fair value as of the acquisition date, and subsequently accounts for it as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. IPR&D is tested annually for impairment unless a triggering event indicates a possible impairment.

Developed product technology, which includes products that are already technologically feasible, is primarily comprised of a portfolio of outdoor mesh routers. Developmental projects that had not reached technological feasibility are recognized as identifiable intangible assets. The principal project at the acquisition date relates to developing multi-radio outdoor mesh routers for the core network for even the largest enterprises. This technology would enable faster internet access for higher throughput performance, covering greater distances for both mesh and video networks. The Company substantially completed the work by the end of fiscal 2012.

The Company expensed $0.7 million of acquisition-related costs incurred as general and administrative expenses in the Consolidated Statements of Comprehensive Income in the period the expense was incurred.

Based on its evaluation of the materiality of Azalea's stand-alone financial statements to the Consolidated Financial Statements of Aruba Networks taken as a whole, the Company determined that the acquisition does not meet the requirements needed to disclose pro forma financial statements for the acquisition.

On November 19, 2010, the Company entered into an agreement with Amigopod, pursuant to which Aruba acquired substantially all of the assets of Amigopod. The acquisition was completed on December 3, 2010. The total consideration was $3.0 million and resulted in additional goodwill of $0.6 million.

Contingent Rights Liability

Contingent rights were issued to each Azalea shareholder as part of the purchase consideration. For each share received, the Azalea shareholder also received a right to receive an amount of cash equal to the shortfall generated if a share is sold below the target value within the payment period, as specified in the arrangement. For shares not held in escrow, the payment period begins August 1, 2011 and ended on December 31, 2011. The rights related to these shares were subsequently converted to shares after this period. For shares held in escrow, the period for making escrow claims expired on April 1, 2012. The Company made claims against all of the escrow shares prior to the claim period expiration, and currently the escrow shares remain in escrow pending the resolution of the Company's claims. The rights related to the escrow shares are subject to forfeiture in certain circumstances. At the acquisition date, the Company recorded a liability for the estimated fair value of the contingent rights of $9.5 million.

The change in fair value from the acquisition date to July 31, 2012 was primarily driven by changes in the Company's common stock price, the approaching settlement date and the claim activities that have taken place. Gains and losses on the re-measurement of the contingent rights liability are included in other income (expense), net. As the fair value of the contingent rights liability will largely be determined based on the Company's closing stock price as of future fiscal period-ends, it is not possible to determine a probable range of possible outcomes of the valuation of the contingent rights liability. However, as of July 31, 2012, the maximum contingent rights liability will be no more than $1.7 million related to the shares still held in escrow, as defined in the acquisition agreement.

3. Goodwill and Intangible Assets

Changes in the carrying amount of the Company's goodwill are as follows:

	Amount (in thousands)
As of July 31, 2011	$33,143
Goodwill acquired in acquisitions	23,804
As of July 31, 2012	$56,947

The Company's purchased intangible assets associated with completed acquisitions are composed of:

	Estimated Useful Lives	Gross Value	Accumulated Amortization	Net Value
	(In thousands, except estimated useful lives)			
As of July 31, 2012				
Existing technology	2 to 7 years	$35,183	$(15,931)	$19,252
Patents/core technology	4 to 6 years	6,806	(4,041)	2,765
Customer contracts	6 to 7 years	7,233	(4,321)	2,912
Support agreements	5 to 6 years	2,917	(2,425)	492
Tradenames/trademarks	1 to 5 years	750	(673)	77
Non-compete agreements	2 years	912	(814)	98
Sub-total		$53,801	$(28,205)	$25,596
In-process research and development	(a)	1,440	—	1,440
Total		$55,241	$(28,205)	$27,036

	Estimated Useful Lives	Gross Value	Accumulated Amortization	Net Value
	(In thousands, except estimated useful lives)			
As of July 31, 2011				
Existing technology	4 to 5 years	$22,383	$(10,595)	$11,788
Patents/core technology	4 to 6 years	6,026	(3,110)	2,916
Customer contracts	6 to 7 years	6,933	(3,137)	3,796
Support agreements	5 to 6 years	2,917	(1,849)	1,068
Tradenames/trademarks	1 to 5 years	750	(529)	221
Non-compete agreements	2 years	812	(758)	54
Sub-total		$39,821	$(19,978)	$19,843
In-process research and development	(a)	1,020	—	1,020
Total		$40,841	$(19,978)	$20,863

(a) In-process research and development is accounted for as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. During fiscal 2012, the Company acquired additional in-process research and development technology of $1.2 million. It also completed certain development projects and transferred $0.8 million in-process research and development costs to the existing technology category.

Amortization expense is recorded in the Consolidated Statements of Comprehensive Income under the following:

	Years Ended July 31,		
	2012	2011	2010
	(in thousands)		
Cost of product revenues	$5,875	$5,852	$3,082
Cost of professional services and support revenues	540	540	540
Sales and marketing	1,812	1,432	1,182
Total amortization expense	$8,227	$7,824	$4,804

The estimated future amortization expense of purchased intangible assets as of July 31, 2012 is as follows:

	Amount (In thousands)
Years ending July 31,	
2013	$ 7,419
2014	6,712
2015	5,939
2016	2,806
2017	1,221
Thereafter	1,499
Total	$25,596

4. Net Income (Loss) Per Common Share

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated by giving effect to all potentially dilutive common shares, including stock options and awards, unless the result is anti-dilutive. The following tables set forth the computation of net income (loss) per share:

	Years ended July 31,		
	2012	2011	2010
	(in thousands, except per share data)		
Net income (loss)	$ (8,851)	$ 70,688	$(33,998)
Weighted-average common shares outstanding — basic	108,774	100,299	89,978
Dilutive effect of employee stock plans	—	16,818	—
Weighted-average common shares outstanding — diluted	108,774	117,117	89,978
Net income (loss) per share — basic	$ (0.08)	$ 0.70	$ (0.38)
Net income (loss) per share — diluted	$ (0.08)	$ 0.60	$ (0.38)

The following outstanding options and restricted stock awards were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an anti-dilutive effect

	Years Ended July 31,		
	2012	2011	2010
	(In thousands)		
Options to purchase common stock	2,054	1,279	4,072
Restricted stock awards	2,779	227	175
Contingently issuable shares	591	—	—

5. Short-Term Investments

Short-term investments consist of the following:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
As of July 31, 2012				
Corporate bonds and notes	$ 47,011	$118	$ (1)	$ 47,128
U.S. government agency securities	105,358	79	(8)	105,429
U.S. treasury bills	43,896	34	—	43,930
Commercial paper	7,280	2	—	7,282
Certificates of deposit	8,805	27	—	8,832
Total short-term investments	$212,350	$260	$ (9)	$212,601

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
As of July 31, 2011				
Corporate bonds and notes	$ 41,912	$118	$(10)	$ 42,020
U.S. government agency securities	40,824	33	(7)	40,850
U.S. treasury bills	57,026	72	(5)	57,093
Commercial paper	5,590	2	—	5,592
Certificates of deposit	7,618	12	—	7,630
Total short-term investments	$152,970	$237	$(22)	$153,185

The cost basis and fair value of debt securities by contractual maturity are presented below:

	Cost Basis	Fair Value
	(In thousands)	
As of July 31, 2012		
One year or less	$102,676	$102,794
One to two years	109,676	109,807
Total short-term investments	$212,352	$212,601

	Cost Basis	Fair Value
	(In thousands)	
As of July 31, 2011		
One year or less	$ 60,255	$ 60,358
One to two years	92,715	92,827
Total short-term investments	$152,970	$153,185

The Company reviews the individual securities in its portfolio to determine whether a decline in a security's fair value below the amortized cost basis is other-than-temporary. The Company determined that there were no investments in its portfolio, related to credit losses or otherwise, that were other-than temporarily impaired during fiscal 2012, 2011, and 2010.

The following table summarizes the fair value and gross unrealized losses of the Company's investments with unrealized losses aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position:

	Less Than 12 Months	
	Fair Value	Unrealized Loss
	(In thousands)	
As of July 31, 2012		
Corporate bonds and notes	$ 3,922	$(1)
U.S. government agency securities	44,026	(8)
	$47,948	$(9)

	Less Than 12 Months	
	Fair Value	Unrealized Loss
	(In thousands)	
As of July 31, 2011		
Corporate bonds and notes	$ 6,264	$(10)
U.S. government agency securities	11,576	(7)
U.S. treasury bill	10,029	(5)
	$27,869	$(22)

There were no short-term investments in a continuous unrealized loss position for more than 12 months as of July 31, 2012 and 2011.

6. Fair Value of Financial Instruments

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company determines the fair values of its financial instruments based on a three-level fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Such unobservable inputs include an estimated discount rate used in our discounted present value analysis of future cash flows, which reflects our estimate of debt with similar terms in the current credit markets. As there is currently minimal activity in such markets, the actual rate could be materially different.

Cash and cash equivalents consist primarily of bank deposits with third-party financial institutions and highly liquid money market securities with original maturities at date of purchase of 90 days or less and are stated at cost which approximates fair value.

Short-term investments are recorded at fair value, defined as the exit price in the principal market in which the Company would transact representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

Level 1 instruments are valued based on quoted market prices in active markets for identical instruments and include the Company's investments in money market funds and U.S. treasury bills.

Level 2 securities are valued using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques and include the Company's investments in certain corporate bonds and notes, U.S. government agency securities, and commercial paper.

Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value. The Company classified its contingent rights liability as a Level 3 liability. This liability was estimated using a lattice model and was based on significant inputs not observable in the market and thus represented a Level 3 instrument. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value. The inputs included:

- common stock price as of the valuation date;
- strike price of the contingent right;
- maximum payoff per share;
- number of shares held in and outside of escrow;
- exercise period;
- historical volatility of the Company's common stock price based on weekly stock price returns; and
- risk-free rate interpolated from the Constant Maturity Treasury Rate.

The change in fair value from the acquisition date of Azalea on September 2, 2010 to July 31, 2012 was primarily driven by changes in the Company's common stock price, the approaching settlement date and the claim activities that have taken place. Gains and losses on the re-measurement of the contingent rights liability are included in other income (expense), net.

As the fair value of the contingent rights liability will largely be determined based on the Company's closing common stock price as of future fiscal period-ends, it is not possible to determine a probable range of possible outcomes of the valuation of the contingent rights liability. As of July 31, 2012, the maximum contingent rights liability will be no more than $1.7 million related to the shares still held in escrow, as defined in the acquisition agreement.

The fair value measurements of the Company's cash, cash equivalents and short-term investments consisted of the following:

	Level 1	Level 2	Level 3	Total
As of July 31, 2012				
Assets				
Corporate bonds and notes	$ —	$ 47,128	$ —	$ 47,128
U.S. government agency securities	—	105,429	—	105,429
U.S. treasury bills	—	43,930	—	43,930
Commercial paper	—	7,282	—	7,282
Money market funds	3,843	—	—	3,843
Total cash equivalents and short-term investments	$ 3,843	$203,769	$ —	$207,612
Certificates of deposit	8,832	—	—	8,832
Cash deposits with third-party financial institutions	129,786	—	—	129,786
Total assets measured and recorded at fair value	$142,461	$159,839	$ —	$346,230
Liabilities				
Contingent rights liability related to the Azalea acquisition	$ —	$ —	$1,665	$ 1,665
Total liabilities measured and recorded at fair value	$ —	$ —	$1,665	$ 1,665

There were no transfers between the three levels during fiscal 2012.

	Level 1	Level 2	Level 3	Total
As of July 31, 2011				
Assets				
Corporate bonds and notes	$ —	$ 42,020	$ —	$ 42,020
U.S. government agency securities	—	40,850	—	40,850
U.S. treasury bills	—	57,093	—	57,093
Commercial paper	—	5,592	—	5,592
Money market funds	16,722	—	—	16,722
Total cash equivalents and short-term investments	$16,722	$145,555	$ —	162,277
Certificates of deposit	7,630	—	—	7,630
Cash deposits with third-party financial institutions	64,051	—	—	64,051
Total assets measured and recorded at fair value	$88,403	$145,555	$ —	$233,958
Liabilities				
Contingent rights liability related to the Azalea acquisition	$ —	$ —	$5,888	$ 5,888
Total liabilities measured and recorded at fair value	$ —	$ —	$5,888	$ 5,888

The following table represents the change in the contingent rights liability related to the Azalea acquisition (see Note 2 "Business Combinations" for more information regarding the contingent liability):

	Level 3 Amount
	(in thousands)
Balance as of July 31, 2010	$ —
Acquisition date fair value measurement	9,486
Adjustments to fair value	(3,598)
Balance as of July 31, 2011	5,888
Shares settlement	(1,905)
Adjustments to fair value	(2,318)
Balance as of July 31, 2012	$ 1,665

For the year ended July 31, 2012 and 2011, the Company recorded other income of $2.3 million and $3.6 million due to the revaluation of the contingent liability.

The fair values of accounts receivable, accounts payable, and accrued liabilities approximates their carrying values because of their short-term nature.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As of July 31, 2012 and 2011, the Company had no assets or liabilities measured at fair value on a non-recurring basis.

7. Balance Sheet Components

The following tables provide details of selected balance sheet items:

	July 31, 2012	July 31, 2011
	(in thousands)	
Inventory		
Raw materials	$ 269	$ 259
Finished goods	21,933	29,636
Total	$22,202	$29,895

	July 31, 2012	July 31, 2011
	(in thousands)	
Accrued Liabilities		
Compensation and benefits	$20,054	$21,618
Inventory	14,697	16,704
Marketing	15,191	10,294
Contingent rights	1,665	5,888
Other	15,465	6,957
Total	$67,072	$61,461

8. Property and Equipment, Net

Property and equipment, net consists of the following:

	Estimated Useful Lives	July 31, 2012	July 31, 2011
	(in thousands, except estimated useful lives)		
Computer equipment	2 years	$ 16,893	$ 13,613
Computer software	2 to 5 years	7,560	6,134
Machinery and equipment	2 years	19,965	13,051
Furniture and fixtures	5 years	3,952	3,590
Leasehold improvements	1 to 6 years	4,847	2,844
Total property and equipment, gross		53,217	39,232
Less: Accumulated depreciation		(33,316)	(24,460)
Total property and equipment, net		$ 19,901	$ 14,772

Depreciation expense totaled $10.9 million, $7.2 million, and $5.3 million, for the fiscal years ended July 31, 2012, 2011, and 2010 respectively.

9. Deferred Revenue

Deferred revenue consists of the following:

	July 31, 2012	July 31, 2011
	(in thousands)	
Product	$ 28,215	$14,356
Professional services and support	51,560	39,640
Ratable product and related services and support	827	455
Total deferred revenue, current	80,602	54,451
Professional services and support, non-current	21,817	13,787
Ratable product and related services and support, non-current	558	213
Total deferred revenue, non-current	22,375	14,000
Total deferred revenue	$102,977	$68,451

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred professional services and support revenue primarily represents customer payments made in advance for support contracts. Support contracts are typically billed on an annual basis in advance and revenue is recognized ratably over the support period, typically one to five years.

Deferred ratable product and related services and support revenue are composed of certain revenue arrangements entered prior to the second quarter of fiscal 2006, and certain legacy Azalea transactions shipped prior to the acquisition, where the company was not able to establish VSOE on prior services and support offerings and had to recognize revenue ratably over the support period. The increase in deferred ratable product and related services and support is due to cash receipts subsequent to the acquisition of Azalea.

10. Income Taxes

Income (loss) before income tax provision consists of the following:

	Years ended July 31,		
	2012	2011	2010
		(in thousands)	
Domestic	$ 54,116	$ 25	$(36,628)
International	(40,556)	(972)	3,358
Income (loss) before provision for income taxes	$ 13,560	$(947)	$(33,270)

The components of the provision for (benefit from) income taxes are as follows:

	Years ended July 31,		
	2012	2011	2010
		(in thousands)	
Current			
Federal	$ 2,499	$ (126)	$(283)
State	3,670	99	231
Foreign	2,688	1,241	874
Total current provision for income taxes	8,857	1,214	822
Deferred			
Federal	17,508	(59,614)	(85)
State	(3,563)	(12,428)	(9)
Foreign	(391)	(806)	—
Total deferred provision for income taxes	13,554	(72,848)	(94)
Total provision for (benefit from) income taxes	$22,411	$(71,634)	$ 728

The deferred income tax provision for (benefit from) for fiscal years 2012, 2011, and 2010, requires, in certain circumstances, items reported in accumulated other comprehensive income (loss) to be considered in the realization of the tax benefit associated with a net income (loss). The specific circumstance relates to pre-tax other accumulated comprehensive income (loss) related to the Company's available-for-sale securities, and as a result, the Company recorded a deferred income tax liability of less than $0.1 million for fiscal 2012 and 2011.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	As of July 31,	
	2012	2011
	(in thousands)	
Deferred tax assets		
Current		
Net operating loss carryforwards	$ 5,557	$24,295
Capital loss	69	75
Research and development credits	—	6,255
Stock based compensation	14,213	13,989
Accruals and reserves	14,832	9,004
Total deferred tax assets	34,671	53,618
Valuation allowance	(87)	(235)
Unrealized loss in other comprehensive income(1)	(88)	(73)
Net deferred tax assets, current	34,496	53,310
Non-current		
Net operating loss carryforwards	1,572	—
Capital loss	—	—
Research and development credits	11,120	14,119
Depreciation and amortization	11,117	—
Stock based compensation		6,024
Accruals and reserves	—	—
Total deferred tax assets	23,809	20,143
Valuation allowance	—	—
Net deferred tax assets, non-current	23,809	20,143
Net deferred tax assets	58,305	73,453
Deferred tax liabilities		
Non-current		
Depreciation and amortization	(3,136)	(808)
Book/tax basis in acquired assets	(8)	(7)
Total deferred tax liabilities	(3,144)	(815)
Net deferred tax asset	$55,161	$72,638

(1) The FY 2012 deferred tax liability related to the unrealized loss on other comprehensive income of $0.1 million is recorded in other accrued liabilities.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and net operating loss carryforwards are deductible.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. As a result of the Company's increasing profitability in fiscal 2011, expectations for continued profits going forward, and expected material taxable income generated from intercompany payments resulting from the Company's offshore tax restructuring implemented during fiscal year 2012, the Company determined it is more likely than not that the tax benefits will be realizable in the near future. Accordingly, the Company released a majority of its valuation allowances against its deferred income tax assets during 2011, but continues to maintain $0.1 million valuation allowance against a portion of its foreign net operating loss deferred tax assets. The valuation allowance decreased approximately $0.1 million and $67.3 million during fiscal year ended July 31, 2012 and 2011 and increased approximately $12.7 million during the fiscal year ended July 31, 2010.

The differences between the provision for income taxes computed at the federal statutory rate and the Company's actual provision for income taxes are as follows:

	Years ended July 31,		
	2012	2011	2010
Federal income tax provision	35.0%	(35.0%)	(34.0%)
State income tax provision (benefit), net of federal benefit	3.4%	(3.3%)	(3.5%)
Meals and Entertainment	1.9%	25.0%	0.7%
Change in state effective rate	(2.9%)	(63.7%)	1.3%
IP structure charges	248.9%	0.0%	0.0%
Deferred charge on IP restructuring	(117.8%)	0.0%	0.0%
Non-deductible intangible amortization	4.9%	(3.9%)	0.0%
Foreign taxes	(7.9%)	58.3%	(0.9%)
Stock compensation and warrant expense	33.6%	452.4%	6.0%
Non-deductible expenses	0.2%	16.3%	1.0%
Research and developments credits	(33.0%)	(900.1%)	(6.5%)
Change in valuation allowance	(1.1%)	(7114.1%)	38.1%
Total provision for (benefit from) income taxes	165.2%	(7568.1%)	2.2%

For the fiscal years ended July 31, 2012, 2011, and 2010, the Company had $164.1 million, $230.0 million, and $97.4 million of federal net operating loss carryforwards ("NOLs"), and $142.1 million, $156.1 million, and $74.4 million, respectively, of state NOLs, available to reduce future tax liability. These NOLs will begin to expire in 2023 and 2013 for federal and state tax purposes, respectively. As of the fiscal year ended July 31, 2012, the Company had $0.2 million of federal capital loss carryforwards which will begin to expire in 2014. Approximately $115.5 million of federal net operating losses relates to stock compensation deductions in excess of book deductions, the tax effect of which would be to credit to additional-paid-in-capital if realized. The Internal Revenue Code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company may have a change in ownership, utilization of the carryforwards could be restricted.

The Company has research credit carryforwards for the fiscal years ended July 31, 2012, 2011, and 2010, of approximately $17.2 million, $17.4 million, and $6.4 million, respectively, for federal and $20.7 million, $18.2 million, and $8.0 million, respectively, for state income tax purposes. If not utilized, the federal carryforwards will expire in various amounts beginning in 2024. The California credit can be carried forward indefinitely. The Company has minimum-alternative tax ("MAT") tax credits of approximately $0.1 million from its subsidiary in India. The tax holiday in India expired during fiscal year 2011 but it is more likely than not the benefit of the MAT credits will be utilizable after expiration of the tax holiday. The Company has approximately $5.5 million of net operating loss from its Chinese subsidiary which will expire in various amounts beginning December 31, 2012.

Deferred tax liabilities have not been recognized for undistributed earnings from the Company's foreign subsidiaries because the Company expects its U.S. operations will have sufficient cash for current and future business activities. Therefore, it is the Company's intention to indefinitely reinvest such undistributed earnings outside the U.S. in the respective foreign entities. The cumulative amount of such undistributed earnings upon which no U.S. income taxes have been provided as of July 31, 2012 was approximately $14.4 million. Generally, such earnings are subject to potential foreign withholding tax and U.S. tax upon remittance of dividends and under certain other circumstances. Determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in these non-U.S. subsidiaries that are essentially permanent in duration is not practicable.

At July 31, 2012, the Company had $12.1 million of unrecognized tax benefits, which if recognized would affect the Company's income tax expense. A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized tax benefits during the year is as follows:

	Amount (in thousands)
Balance at July 31, 2009	$ 5,124
Additions for tax positions related to current year	1,212
Reductions for tax positions related to prior year	(16)
Balance at July 31, 2010	6,320
Additions for tax positions related to current year	4,478
Additions for tax positions related to prior year	199
Reductions for tax positions related to prior year	(129)
Balance at July 31, 2011	10,868
Additions for tax positions related to current year	7,444
Reductions for tax positions related to prior year	(6,235)
Balance at July 31, 2012	$12,077

The Company recognizes interest and penalties related to income tax matters as part of the provision for income taxes. To date, these charges have been immaterial.

The Company files annual income tax returns in the U.S. federal jurisdiction, various U.S. state and local jurisdictions, and in various foreign jurisdictions. The Company remains subject to tax authority review for all material jurisdictions for all years.

11. Equity Incentive and Benefit Plans

In April 2002, the Company's board of directors approved the Company's 2002 Stock Plan (the "2002 Plan"). In December 2006, the Company's board of directors approved the 2007 Equity Incentive Plan (the "2007 Plan") and the Employee Stock Purchase Plan ("ESPP). Upon the closing of the IPO, all of the remaining shares reserved for issuance under the 2002 Plan were transferred to the 2007 Plan.

The 2007 Plan provides for annual increases in the number of shares available for issuance equal to the lesser of:

- 5% of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year; or
- 15,000,000 shares.

In December 2009, the Compensation Committee of the Board of Directors approved the Executive Officer Bonus Plan and the Corporate Bonus Plan, which have subsequently been amended in fiscal 2011 and fiscal 2012 (the "Bonus Plans"). The Bonus Plans offer the Company's executive officers and employees (the "participants") the opportunity to earn stock bonuses, or cash for employees in certain countries, based on certain performance criteria set forth in the Bonus Plans associated with revenue and operating income over the respective 6-month performance periods. Based on the probability assessment at each of the period-ends, the bonus accrual is classified as a liability until the number of shares is determined on the date the awards are granted, at which time the company classifies the awards into equity. The Company recorded stock-based compensation expense of $8.1 million, $9.4 million, and $1.8 million in fiscal years 2012, 2011, and 2010 respectively.

Stock Options

The following table summarizes information about shares available for grant and stock options outstanding:

		Options Outstanding				
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(1)
As of July 31, 2009	2,808,576	21,541,915	$ 3.32		6.7	$120,621,047
Shares reserved for issuance	4,337,195	—				
Restricted stock awards granted	(1,733,374)	—				
Restricted stock awards forfeited	280,683	—				
Options granted	(5,771,745)	5,771,745	10.11	$ 5.60		
Options exercised	—	(2,974,218)	2.73			28,722,784
Options repurchased	15,624	—	2.33			
Options cancelled	698,918	(698,918)	5.11			
As of July 31, 2010	635,877	23,640,524	$ 5.00		5.9	$283,285,534
Shares reserved for issuance	4,680,314	—				
Restricted stock awards granted	(4,460,081)	—				
Restricted stock awards forfeited	355,781	—				
Options granted	(1,853,890)	1,853,890	21.88	$11.70		
Options exercised	—	(6,413,368)	4.64			137,156,274
Options cancelled	916,102	(916,102)	10.11			
As of July 31, 2011	274,103	18,164,944	$ 6.59		5.0	$297,688,111
Shares reserved for issuance	5,245,243	—				
Restricted stock awards granted	(7,713,936)	—				
Restricted stock awards forfeited	1,579,751	—				
Options granted	(177,568)	177,568	23.71	$13.08		
Options exercised	—	(3,753,478)	5.71			56,578,795
Options cancelled	1,325,003	(1,325,003)	10.87			
As of July 31, 2012	532,596	13,264,031	$ 6.63		3.9	112,867,587
Options vested and expected to vest as of July 31, 2012(2)		13,124,769	$ 6.55		3.9	$112,756,079
Options exercisable as of July 31, 2012		10,782,697	$ 4.92		3.8	$105,099,092

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the fair value of the Company's common stock on the date of each option exercise.

(2) Options expected to vest are the result of applying the pre-vesting forfeiture rate assumption to total outstanding options.

Incentive and nonstatutory stock options issued under the 2007 Plan are issued with an exercise price equal to the market value of the Company's company common stock on the date of grant. Options generally vest over a four-year period and generally expire in seven years, but no later than ten years. Upon exercise, new shares are issued.

As of July 31, 2012, $22.4 million of total unrecognized compensation cost, net of forfeitures, related to non-vested stock options is expected to be recognized over a weighted-average period of 1.7 years.

Restricted Stock Awards

The following table summarizes information about unvested restricted stock awards and units:

	Shares	Weighted Average Grant Date Fair Value per Share
As of July 31, 2009	2,859,284	$ 6.21
Awards granted	1,733,374	11.51
Awards vested	(2,096,043)	6.81
Awards forfeited	(280,683)	6.56
As of July 31, 2010	2,215,932	$ 9.74
Awards granted	4,460,081	24.46
Awards vested	(1,226,393)	14.70
Awards forfeited	(355,781)	16.24
As of July 31, 2011	5,093,839	$20.98
Awards granted	7,713,936	19.34
Awards vested	(2,805,343)	20.29
Awards forfeited	(1,579,751)	22.15
As of July 31, 2012	8,422,681	$19.49

Restricted stock units and awards are granted under the 2007 Plan. Restricted stock awards are shares of common stock that vest and restricted stock units are awards that will result in a payment if performance goals are achieved or the awards otherwise vest. The terms and conditions of these awards are established by the plan administrator.

The estimated fair value of restricted stock awards is based on the market price of the Company's common stock on the grant date. The total fair value of the awards granted during the fiscal years ended July 31, 2012, 2011, and 2010 was $149.2 million, $109.1 million, and $19.9 million, respectively. As of July 31, 2012, $138.9 million of total unrecognized compensation cost, net of forfeitures, related to non-vested restricted stock awards is expected to be recognized over a weighted-average period of 2.9 years.

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan, the Company can grant stock purchase rights to all eligible employees during a two-year offering period with purchase dates at the end of each six-month purchase periods. Shares are purchased through employees' payroll deductions, up to a maximum of 15% of employees' compensation for each purchase period, at purchase prices equal to 85% of the lesser of the fair market value of the Company's common stock at the first trading day of the applicable offering period or the purchase date. No participant may purchase more than $25,000 worth of common stock or 3,000 shares of common stock in any one calendar year period. The ESPP is compensatory and results in compensation expense. A total of 3,297,334 shares of common stock have been reserved for future issuance under the ESPP as of July 31, 2012.

The following table shows for each purchase date, the shares issued and the weighted average purchase price per share:

Purchase date	September 1, 2011
Shares issued	409,920
Weighted average purchase price per share	$14.88
Purchase date	March 1, 2012
Shares issued	442,758
Weighted average purchase price per share	$16.37

Fair Value Disclosures

The total fair value of options and share awards vested in each of the fiscal years ended July 31, 2012, 2011, and 2010, was $75.9 million, $35.8 million, and $24.3 million, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

Employee Stock Options

	Years Ended July 31,		
	2012	2011	2010
Risk-free interest rate	1.2%	1.6%	1.8%
Expected term (in years)	4.0	4.0	4.3
Dividend yield	0%	0%	0%
Volatility	74%	70%	71%

Employee Stock Purchase Plan

	Years Ended July 31,		
	2012	2011	2010
Risk-free interest rates	0.1% to 0.3%	0.2% to 0.7%	0.2% to 1.0%
Expected term (in years)	0.5 to 2.0	0.5 to 2.0	0.5 to 2.0
Dividend yield	0%	0%	0%
Volatility	56% to 77%	41% to 69%	43% to 81%

The expected term of the stock-based awards represents the period of time that the Company expects such stock-based awards to be outstanding, giving consideration to the contractual term of the awards, vesting schedules and expectations of future employee behavior. The Company gave consideration to its historical exercises, the vesting term of its stock options, the post vesting cancellation history of its stock options and the stock options' contractual terms. Prior to the third quarter of fiscal 2011, the Company computed expected volatility based on its historical volatility and the historical volatility of comparable companies. Beginning in March 2011, the Company computes expected volatility solely based on its own historical volatility. The Company made an estimate of expected forfeitures based on historical experience of forfeitures upon vest, and is recognizing stock-based compensation only for those equity awards that it expects to vest. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant.

Stock-based Expenses

The following table presents stock-based compensation expense by award-type:

	Years Ended July 31,		
	2012	2011	2010
		(In thousands)	
Stock options	$16,879	$19,323	$16,154
Stock awards	58,877	38,636	15,954
Employee stock purchase plan	8,156	5,791	3,973
Total	$83,912	$63,750	$36,081

The amount of capitalized stock-based compensation during the fiscal year ended July 31, 2012, 2011, and 2010 was immaterial.

401(k) Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Matching contributions to the plan are at the discretion of the Company. To date, there have been no employer contributions under this plan.

Stock Repurchase Program

On June 13, 2012, the Company announced a stock repurchase program for up to $100.0 million worth of the Company's common stock. The Company was authorized until June 6, 2014, to make purchases in the open market and any such purchases were funded from available working capital. The number of shares purchased and the timing of purchases was based on the price of the Company's common stock, general business and market conditions, and other investment considerations. Shares were retired upon repurchase. During the year ended July 31, 2012, the Company purchased a total of 1,408,504 shares for a total purchase price of $19.9 million. The Company's policy related to repurchases of its common stock is to charge any excess of cost over par value entirely to additional paid-in capital.

12. Segment Information and Significant Customers

The Company operates in one industry segment selling fixed and modular mobility controllers, wired and wireless access points, and related software and services.

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its chief executive officer. The Company's chief executive officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company operates in a single business activity, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company operates and reports as a single operating segment. The Company and its chief executive officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on end-user location of the Company's customers.

The Company's assets are primarily located in the U.S. and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

The following presents total revenue by geographic region:

	Years Ended July 31,		
	2012	2011	2010
		(in thousands)	
United States	$323,331	$250,995	$166,584
Europe, Middle East and Africa	89,540	62,595	38,140
Asia Pacific	89,677	70,171	51,110
Rest of World	14,221	12,753	10,700
Total	$516,769	$396,514	$266,534

The Company's product revenue was $434.7 million, $334.9 million and $221.5 million for the fiscal years 2012, 2011 and 2010, respectively. Professional services and support revenue was $81.2 million, $61.1 million and $44.3 million in the same periods.

The following table presents significant channel partners as a percentage of total revenue (*denotes less than 10%):

	Years Ended July 31,		
	2012	2011	2010
ScanSource, Inc. ("Catalyst")	21.4%	19.4%	17.1%
Avnet Logistics U.S. LP	14.1%	17.1%	16.6%
Alcatel-Lucent	*	13.9%	10.4%

The following table presents significant channel partners as a percentage of total accounts receivable (*denotes less than 10%):

	As of July 31,	
	2012	2011
ScanSource, Inc. ("Catalyst")	15.7%	*
Avnet Logistics U.S. LP	19.0%	23.8%
Alcatel-Lucent	*	18.4%

13. Commitments and Contingencies

Legal Matters

The Company could become involved in litigation from time to time relating to claims arising out of its ordinary course of business. There were no claims as of July 31, 2012 that, in the opinion of management, were reasonably possible to have a material adverse effect on the Company's financial position, results of operations or cash flows.

During the second quarter of fiscal 2010, the Company entered into a Patent Cross License and Settlement Agreement with Motorola. As part of the Settlement Agreement, the Company agreed to pay Motorola $19.7 million. During the second and third quarters of fiscal 2010, the Company recorded additional liabilities of $0.5 million and $1.7 million, respectively, related to legal matters.

Lease Obligations

The Company leases office space under non-cancelable operating leases with various expiration dates through July 2017. The terms of certain operating leases provide for rental payments on a graduated scale. The

Company recognizes rent expense on a straight-line basis over the respective lease periods and has accrued for rent expense incurred but not paid. Rent expense for the fiscal years ended July 31, 2012, 2011, and 2010 was $5.6 million, $4.5 million, and $3.1 million, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

	Operating Leases
	(In thousands)
Year ending July 31,	
2013	$ 5,480
2014	5,174
2015	4,953
2016	4,442
2017	777
Total minimum payments	$20,826

Employee Agreements

The Company has signed various employment agreements with certain executives pursuant to which if their employment is terminated without cause, the executives are entitled to receive certain benefits, including, but not limited to, accelerated stock option vesting.

Warranties

The Company provides for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. In the case of hardware, the warranties are generally for 12-15 months from the date of purchase. Beginning in the fourth quarter of fiscal year 2009, the Company announced a lifetime warranty program on certain access points, in which customers are entitled to a lifetime warranty on certain access points purchased subsequent to the announcement of the program.

The Company warrants that any media on which its software products are recorded will be free from defects in materials and workmanship under normal use for a period of 90 days from the date the products are delivered to the end customer. In addition, the Company warrants that its hardware products will substantially conform to the Company's published specifications. Historically, the Company has experienced minimal warranty costs. Factors that affect the Company's warranty liability include the number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liabilities every period and makes adjustments to the liability as necessary.

The warranty liability is included as a component of accrued liabilities on the balance sheet. Changes in the warranty liability are as follows:

	Warranty Amount
	(in thousands)
As of July 31, 2009	158
Provision	266
Obligations fulfilled during period	(214)
As of July 31, 2010	210
Provision	462
Obligations fulfilled during period	(268)
As of July 31, 2011	$ 404
Provision	956
Obligations fulfilled during period	(542)
As of July 31, 2012	$ 818

Non-Cancelable Purchase Commitments

The Company outsources the production of its hardware to third-party contract manufacturers. In addition, the Company enters into various inventory related purchase commitments with these contract manufacturer and other suppliers. From time to time, the Company also enters into significant information technology and marketing agreements with its vendors. The Company had $46.1 million and $29.7 million in non-cancelable purchase commitments as of July 31, 2012 and 2011, respectively.

Indemnification

In its sales agreements, the Company may agree to indemnify its indirect sales channels and end user customers for certain expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification provisions are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. To date the Company has not paid any amounts to settle claims or defend lawsuits pursuant to such indemnification provisions. The Company believes the likelihood of such claims is remote and is unable to reasonably estimate the maximum amount that could be payable under these provisions since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of July 31, 2012 and 2011.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of July 31, 2012, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

See *Management's Report of Internal Control Over Financial Reporting* on page 55. The effectiveness of our internal control over financial reporting as of July 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference to our Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2012.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to our Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2012.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to our Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2012.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to our Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2012.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference to our Proxy Statement for our 2012 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2012.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) *Financial Statements:* See Index to Consolidated Financial Statements in Item 8 of this report

(2) *Financial Schedules:* Schedule II *Valuation and Qualifying Accounts* appears below and should be read in conjunction with the Consolidated Financial Statements included in this report.

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
		(in thousands)		
Fiscal year ended July 31, 2010				
Allowance for doubtful accounts	$ 390	$ 265	$ (193)	$ 462
Sales returns	$ 520	$ 166	$ (461)	$ 225
Valuation allowance on deferred tax assets	$54,879	$12,693	$ —	$67,572
Fiscal year ended July 31, 2011				
Allowance for doubtful accounts	$ 462	$ 17	$ (173)	$ 306
Sales returns	$ 225	$ 458	$ (397)	$ 286
Valuation allowance on deferred tax assets	$67,572	$ —	$(67,337)	$ 235
Fiscal year ended July 31, 2012				
Allowance for doubtful accounts	$ 306	$ 125	$ (155)	$ 276
Sales returns	$ 286	$ 1,051	$ (690)	$ 647
Valuation allowance on deferred tax assets	$ 235	$ —	$ (148)	$ 87

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(b) *Exhibits.* The exhibits listed on the Exhibit Index (following the Signatures section of this report) are included, or incorporated by reference, in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of October 2012.

ARUBA NETWORKS, INC.

/s/ Dominic P. Orr

Dominic P. Orr
President and Chief Executive Officer
Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dominic P. Orr and Michael M. Galvin, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Dominic P. Orr Dominic P. Orr	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	October 11, 2012
/s/ Michael M. Galvin Michael M. Galvin	Chief Financial Officer (Principal Accounting and Financial Officer)	October 11, 2012
/s/ Keerti Melkote Keerti Melkote	Co-Founder, Chief Technology Officer and Director	October 11, 2012
/s/ Bernard Guidon Bernard Guidon	Director	October 11, 2012
/s/ Emmanuel Hernandez Emmanuel Hernandez	Director	October 11, 2012
/s/ Michael R. Kourey Michael R. Kourey	Director	October 11, 2012
/s/ Doug Leone Doug Leone	Director	October 11, 2012
/s/ Willem P. Roelandts Willem P. Roelandts	Director	October 11, 2012
/s/ Juergen Rottler Juergen Rottler	Director	October 11, 2012
/s/ Daniel Warmenhoven Daniel Warmenhoven	Director	October 11, 2012

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference Herein			
		Form	File No.	Exhibit	Filing Date
2.1	Arrangement Agreement dated May 7, 2010 by and among Registrant, Azalea Networks, Felix Zhao, Frank Wang, Fang Wu, Hans Tai and Samuel Chen, as Principal Shareholders, and with respect to Articles VII, VIII and IX only, Hans Tai as Shareholder Representative and U.S. Bank National Association as Escrow Agent	8-K	001-33347	2.1	5/10/2010
2.2	Scheme of Arrangement between Azalea Networks, Registrant, the Scheme Shareholders (as defined therein) and the Bridge Noteholders (as defined therein)	8-K	001-33347	2.2	9/3/2010
3.1	Restated Certificate of Incorporation of Registrant	8-K	001-33347	3.1	4/5/2007
3.2	Amended and Restated Bylaws of Registrant	8-K	001-33347	3.1	2/17/2009
4.1	Specimen common stock certificate	S-1	333-139419	4.1	3/7/2007
10.1	Form of Indemnification Agreement between Registrant and its directors and executive officers	8-K	001-33347	10.1	5/20/2011
10.2‡	AirWave Wireless, Inc. 2000 Stock Plan	S-8	333-149945	99.1	3/28/2008
10.3‡	2002 Stock Plan of Registrant, as amended	S-1	333-139419	10.2A	1/24/2007
10.4‡	Forms of Stock Option Agreements under the 2002 Stock Plan	S-1	333-139419	10.2B	12/15/2006
10.5‡	2007 Equity Incentive Plan of Registrant, as amended	10-K	001-33347	10.5	9/27/2011
10.6‡	Forms of Stock Option Agreements under the 2007 Equity Incentive Plan	S-1	333-139419	10.3B	1/24/2007
10.7‡	Form of Stock Option Agreement for Participants Outside the U.S. under the 2007 Equity Incentive Plan	10-K	001-33347	10.7	9/24/2010
10.8‡	Form of Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan	10-Q	001-33347	10.2	12/10/2008
10.9‡	Form of Restricted Stock Unit Agreement for Recipients Outside the U.S. under the 2007 Equity Incentive Plan	10-K	001-33347	10.9	9/24/2010
10.10‡	Employee Stock Purchase Plan, as amended	10-Q	001-33347	10.4	3/3/2010
10.11‡	Form of Subscription Agreement under the Employee Stock Purchase Plan	S-1	333-139419	10.4B	1/24/2007
10.12‡	Executive Officer Bonus Plan, as amended	8-K	001-33347	10.1	12/23/2010
10.13‡	Outside Director Compensation Policy	10-K	001-33347	10.13	9/27/2011
10.14‡	Change of Control Severance Policy for Officers and Directors	10-K	001-33347	10.14	9/27/2011
10.15‡	Executive Employment Agreement, dated April 4, 2006, between Registrant and Dominic Orr	S-1	333-139419	10.5	12/15/2006
10.16‡	Amendment to Executive Employment Agreement, dated December 2008, between Registrant and Dominic Orr	10-K	001-33347	10.7	10/6/2009
10.17‡	Employment offer letter, dated April 12, 2002, between Registrant and Keerti Melkote	S-1	333-139419	10.6	12/15/2006

Exhibit Number	Description	Incorporated by Reference Herein			
		Form	File No.	Exhibit	Filing Date
10.18‡	Employment offer letter, dated July 16, 2009, between Registrant and Hitesh Sheth	8-K	001-33347	10.1	8/17/2009
10.19*	Employment Offer Letter, dated August 26, 2004, between Registrant and Michael Kirby				
10.20‡	Offer Letter, dated September 22, 2011, between Registrant and Michael Galvin	10-K	001-33347	10.21	9/27/2011
10.21‡	Consulting Agreement, dated August 1, 2010, between Registrant and Bernard Guidon	10-Q	001-33347	10.2	12/10/2010
10.22‡	Description of amendments to change of control arrangements with certain executive officers	8-K	001-33347	Item 5.02	3/9/2010
10.23	Standard Office Lease, dated as of November 30, 2007, for 1344 Crossman Ave., Sunnyvale, California	8-K	001-33347	10.1	12/6/2007
10.24	First Amendment to Lease, dated as of August 12, 2009, for 1344 Crossman Ave., Sunnyvale, California	10-K	001-33347	10.15	10/6/2009
10.25	Lease Agreement dated as of September 22, 2009, for 1322 Crossman Ave., Sunnyvale, California	10-K	001-33347	10.17	10/6/2009
10.26	Flextronics Manufacturing Services Agreement, dated January 1, 2005, between Registrant and Flextronics Sales & Marketing North Asia (L) Ltd. (the "Flextronics Manufacturing Services Agreement")	S-1	333-139419	10.15	1/24/2007
10.27	Amendment 1 to the Flextronics Manufacturing Services Agreement, dated as of May 5, 2007, between Registrant and Flextronics Sales & Marketing North Asia (L) Ltd.	10-K	001-33347	10.28	9/27/2011
10.28	Amendment 2 to the Flextronics Manufacturing Services Agreement, dated as of April 22, 2010, between Registrant and Flextronics Sales & Marketing North Asia (L) Ltd.	10-K	001-33347	10.29	9/27/2011
10.29	Amendment 3 to the Flextronics Manufacturing Services Agreement, dated as of September 30, 2011, between Registrant and Flextronics Sales & Marketing North Asia (L) Ltd.	10-Q	001-33347	10.4	12/07/2011
10.30	Technology License Agreement, dated October 20, 2005, between Registrant and Atheros Communications, Inc.	S-1	333-139419	10.16	3/20/2007
10.31	Amendment No. 1 to Technology License Agreement, dated as of March 4, 2011, between Registrant and Atheros Communications, Inc.	10-K	001-33347	10.31	9/27/2011
10.32	Software License Agreement, dated as of January 11, 2006, between Registrant and Broadcom Corporation	S-1	333-139419	10.17	1/24/2007
10.33†	OEM Supply Agreement, dated March 18, 2005, between Registrant and Alcatel Internetworking, Inc.	S-1	333-139419	10.18	3/26/2007
10.34†	Amendment #1 to OEM Supply Agreement, dated August 31, 2006, between Registrant and Alcatel Internetworking, Inc.	S-1	333-139419	10.19	3/26/2007

Exhibit Number	Description	Incorporated by Reference Herein			
		Form	File No.	Exhibit	Filing Date
10.35†	Amendment #2 to OEM Supply Agreement, dated February 22, 2007, between Registrant and Alcatel USA Sourcing, Inc. (fka Alcatel Internetworking, Inc.)	10-Q	001-33347	10.2	12/4/2009
10.36†	Amendment #4 to OEM Supply Agreement, dated as of December 31, 2010, between Registrant and Alcatel-Lucent USA Inc. (fka Alcatel Internetworking, Inc.)	10-Q	001-33347	10.8	3/11/2011
10.37	Master Purchase Agreement, dated as of January 16, 2006, between Registrant and Raza Microelectronics, Inc.	10-Q	001-33347	10.3	3/12/2009
10.38	First Amendment to Master Purchase Agreement, dated as of February 26, 2007, between Registrant and Raza Microelectronics, Inc.	10-Q	001-33347	10.4	3/12/2009
10.39†	Distribution Agreement, dated as of June 4, 2007, between Registrant and ScanSource, Inc. (the "ScanSource Distribution Agreement")	10-Q	001-33347	10.2	3/11/2011
10.40†	Amendment 1 to the ScanSource Distribution Agreement, dated as of March 17, 2008, between Registrant and ScanSource, Inc.	10-K	001-33347	10.40	9/27/2011
10.41†	Amendment 2 to the ScanSource Distribution Agreement, dated as of May 27, 2009, between Registrant and ScanSource, Inc.	10-K	001-33347	10.41	9/27/2011
10.42†	Distributor Agreement, dated as of June 15, 2007, between Registrant and Avnet Logistics U.S., LP (the "Avnet Distributor Agreement")	10-Q	001-33347	10.3	3/11/2011
10.43†	Amendment 1 to the Avnet Distributor Agreement, dated as of February 19, 2009, between Registrant and Avnet Logistics U.S., LP	10-Q	001-33347	10.4	3/11/2011
10.44†	Amendment 2 to the Avnet Distributor Agreement, dated as of June 15, 2009, between Registrant and Avnet Logistics U.S., LP	10-Q	001-33347	10.5	3/11/2011
10.45	Amendment 3 to the Avnet Distributor Agreement, effective as of November 30, 2009, between Registrant and Avnet, Inc.	10-Q	001-33347	10.6	3/11/2011
10.46†	Amendment 4 to the Avnet Distributor Agreement, effective as of February 17, 2012, between Registrant and Avnet, Inc.	10-Q	001-33347	10.3	6/7/2012
10.47†	Manufacturing Agreement, dated as of November 1, 2008, between Registrant and SerComm Corporation	10-Q	001-33347	10.7	3/11/2011
10.48†	Addendum to Manufacturing Agreement, effective as of January 16, 2012, between Registrant and SerComm Corporation	10-Q	001-33347	10.2	6/7/2012
10.49†	Volume Purchase Agreement, effective as of February 28, 2011, between Registrant and Atheros Technology Ltd.	10-K/A	001-33347	10.47	2/8/2012
10.50	Patent Cross License and Settlement Agreement dated November 4, 2009	8-K	001-33347	10.1	11/6/2009
10.51	Letter Agreement dated November 4, 2009	8-K	001-33347	10.2	11/6/2009
21.1*	List of subsidiaries of Registrant				

Exhibit Number	Description	Incorporated by Reference Herein			
		Form	File No.	Exhibit	Filing Date
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm				
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K)				
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act				
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act				
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act				
101.INS+	XBRL Instance Document				
101.SCH+	XBRL Taxonomy Extension Schema Document				
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document				
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document				

* Filed herewith.

** Furnished herewith.

† Confidential treatment has been requested for portions of this exhibit.

‡ Indicates management contract or compensatory plan or arrangement.

\+ Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

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BOARD OF DIRECTORS

Dominic P. Orr
President, Chief Executive Officer and Chairman of the Board of Directors

Keerti Melkote
Co-Founder, Chief Technology Officer and Director

Bernard Guidon
Executive Management Consultant

Emmanuel Hernandez
Operating Partner, Khosla Ventures

Michael R. Kourey
Operating Partner, Khosla Ventures

Douglas Leone
General Partner, Sequoia Capital, L.P.

Willem P. Roelandts
Consultant

Juergen Rottler
Former Executive Vice President, Customer Services, Oracle Corporation

Daniel Warmenhoven
Executive Chairman, NetApp, Inc.

CORPORATE EXECUTIVES

Dominic P. Orr
President, Chief Executive Officer and Chairman of the Board of Directors

Michael M. Galvin
Chief Financial Officer

Keerti Melkote
Co-Founder, Chief Technology Officer and Director

Michael Kirby
Executive Vice President, Worldwide Sales

CORPORATE HEADQUARTERS

1344 Crossman Avenue
Sunnyvale, California 94089
T: 408-227-4500
F: 408-752-0626
www.arubanetworks.com

REGISTRAR AND TRANSFER AGENT

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare
250 Royall Street
Canton, MA 02021
T: 866-265-8969
TDD for hearing impaired: 800-822-2794
Foreign Shareowners: 201-680-6995
TDD Foreign Shareowners: 312-588-4110
www.cpushareownerservices.com

LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati, PC
Palo Alto, California

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
San Jose, California

INVESTOR RELATIONS

Aruba Networks, Inc.
Investor Relations
1344 Crossman Avenue
Sunnyvale, California 94089
E: ir@arubanetworks.com
T: 408-754-3058